FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 1, 2013

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as a Company announcement in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Interim Management Statement

Q3 2013

Forward-looking statements

Certain sections in this document contain 'forward-looking statements' as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words 'expect', 'estimate', 'project', 'anticipate', 'believes', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'will', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited to: the Group's restructuring and new strategic plans, divestments, capitalisation, portfolios, net interest margin, capital ratios, liquidity, risk-weighted assets (RWAs), return on equity (ROE), profitability, cost:income ratios, leverage and loan:deposit ratios, funding and risk profile; discretionary coupon and dividend payments; certain ring-fencing proposals; sustainability targets; regulatory investigations; the Group's future financial performance; the level and extent of future impairments and write-downs, including sovereign debt impairments; and the Group's potential exposure to political risks and to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. These statements are based on current plans, estimates and projections, and are subject to inherent risks, uncertainties and other factors which could cause actual results to differ materially from the future results expressed or implied by such forward-looking statements. For example, certain market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated.

Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: global economic and financial market conditions and other geopolitical risks, and their impact on the financial industry in general and on the Group in particular; the ability to implement strategic plans on a timely basis, or at all, including the disposal of assets to be included in the internal "bad bank" and the disposal of certain other assets and businesses as stated in the new strategic plan or required as part of the State Aid restructuring plan; the achievement of capital and costs reduction targets; ineffective management of capital or changes to capital adequacy or liquidity requirements; organisational restructuring in response to legislative and regulatory proposals in the United Kingdom (UK), European Union (EU) and United States (US); the ability to access sufficient sources of capital, liquidity and funding when required; deteriorations in borrower and counterparty credit quality; litigation, government and regulatory investigations including investigations relating to the setting of LIBOR and other interest rates and foreign exchange trading activities; costs or exposures borne by the Group arising out of the origination or sale of mortgages or mortgage-backed securities in the US; the extent of future write-downs and impairment charges caused by depressed asset valuations; the value and effectiveness of any credit protection purchased by the Group; unanticipated turbulence in interest rates, yield curves, foreign currency exchange rates, credit spreads, bond prices, commodity prices, equity prices and basis, volatility and correlation risks; changes in the credit ratings of the Group; changes to the valuation of financial instruments recorded at fair value; competition and consolidation in the banking sector; the ability of the Group to attract or retain senior management or other key employees; regulatory or legal changes (including those requiring any restructuring of the Group's operations) in the UK, the US and other countries in which the Group operates or a change in UK Government policy; changes to regulatory requirements relating to capital and liquidity; changes to the monetary and interest rate policies of central banks and other governmental and regulatory bodies; changes in UK and foreign laws, regulations, accounting standards and taxes, including changes in regulatory capital regulations and liquidity requirements; the implementation of recommendations made by the Independent Commission on Banking and their potential implications and equivalent EU legislation; impairments of goodwill; pension fund shortfalls; general operational risks; HM Treasury exercising influence over the operations of the Group; reputational risk; the ability to access the contingent capital arrangements with HM Treasury; the conversion of the B Shares in accordance with their terms; limitations on, or additional requirements imposed on, the Group's activities as a result of HM Treasury's investment in the Group; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this announcement, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicitation of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

Highlights

RBS announces actions to accelerate capital strengthening and enhance strategic focus

Full review of bank to improve customer service reporting February 2014

Q3 2013 pre-tax loss £634 million, after £496 million accounting charge for improved own credit

Core Tier 1 ratio up to 11.6%, or 9.1% on a fully loaded Basel III basis

Highlights

Restoring financial strength

●	RBS announces management actions to accelerate the building of its capital strength and to enhance its strategic focus on its core UK businesses and its international corporate capabilities.

●
The measures will include the creation of an internal "bad bank" to manage the run-down of high risk assets projected to be £38 billion by the end of 2013. The goal is to remove 55-70% of these assets over the next two years. While there is inevitable uncertainty associated with running down such assets, there is a clear aspiration to remove all these assets from the balance sheet in three years.

●
Faster run-down of high risk assets is expected to entail accelerated and increased impairments in Q4 2013 of £4.0 billion to £4.5 billion but the capital impact of this will be neutralised by a commensurate reduction in expected loss capital deductions. The net impact on the current Core Tier 1 ratio is expected to be a reduction of c.10 basis points. However, the new strategy will result in a strengthening of the Group's capital ratios in the medium term.

●
In light of a changing regulatory landscape and other capital headwinds RBS will target a Core Tier 1 ratio of c.11% on a fully loaded Basel III basis by the end of 2015, 200 basis points higher than the current position, rising to 12% or beyond by the end of 2016.

●
The Group will accelerate the divestment of Citizens, the Group's US banking subsidiary. A partial initial public offering is now planned for 2014 and the Group intends to fully divest the business by the end of 2016.

●	RBS's capital strength improved in Q3 2013 as the Group delivered a Core Tier 1 ratio of 11.6%. On a fully loaded Basel III basis Core Tier 1 ratio was 9.1%, up from 8.7% at 30 June 2013.

Sharpening our customer focus

●	To capture the full potential of its customer businesses RBS is undertaking a comprehensive business review of its:

	○	Customer-facing businesses
	○	IT and operations
	○	Organisational and decision-making structures

●
The review will aim to improve the bank's performance and effectiveness in serving its customers, shareholders and wider stakeholders. The results of the review will be announced in February 2014 alongside the 2013 annual results. This will include detailed plans to realign the Group's cost base, with a cost:income percentage target in the mid 50s, down from 65% currently.

Highlights

Q3 2013 operating results

●
Q3 2013 Core operating profit of £1,283 million was 6% higher than the prior quarter, driven by continuing reductions in impairment losses in Retail & Commercial and an improvement in Markets operating profits. Core operating profit was down 14% from Q3 2012, driven by ongoing strategic contraction of the Markets business, with income down 9% and costs down 4%. Core return on equity was 7.7%.

●
Non-Core operating losses of £845 million compared with losses of £281 million in the prior quarter and £586 million in Q3 2012, reflecting exit and restructuring costs as the division saw accelerated disposals and asset run-off, and higher impairment losses.

●
Group operating profit(1) was £438 million in Q3 2013, compared with £931 million in Q2 2013 and £909 million in Q3 2012. After one-off items totalling £576 million, including £99 million of regulatory provisions and an additional charge of £250 million for Payment Protection Insurance redress, a pre-tax loss of £138 million was recorded, excluding own credit adjustments.

●
Own credit adjustments represented a charge of £496 million, reflecting the strengthening of Group's credit profile during the quarter. After these and a tax charge of £81 million (including a £197 million charge relating to the UK corporation tax change) and preference and other dividends of £102 million, the Group reported a loss attributable to ordinary and B shareholders of £828 million.

●	Tangible net asset value at 30 September 2013 was 431 pence per share, with foreign exchange movements accounting for 12 pence of the 14 pence fall since 30 June 2013.

●
RBS maintained its strong track record of running off legacy assets, with Non-Core's funded balance sheet down £8 billion to £37 billion, hitting its year-end target three months ahead of schedule. The reshaping of the Markets business also made strong progress, with funded assets down £20 billion to £248 billion and RWAs down £14 billion to £73 billion.

Serving our customers

●
UK Retail made good progress in the UK mortgage market, with applications up 14% in Q3 2013 from the prior quarter to £6.4 billion and net new lending of £607 million representing the strongest quarterly performance since 2010. Mortgage balances remained strong at £99 billion.

•
RBS and NatWest were first to make mortgages available to customers with smaller deposits under the second phase of the UK Government's Help To Buy mortgage guarantee scheme, with strong demand evident in the early days of the scheme's operation.

•	During Q3 2013 UK Retail has simplified pricing on its savings accounts and launched Cashback Plus, which rewards current account holders for using their debit cards in selected retailers.

•	The detailed recommendations of Sir Andrew Large's independent review of RBS's lending to SMEs will be addressed in the Group's comprehensive business review, due in February 2014.

•
UK Business & Commercial has received a positive response to 10,000 letters sent to advise customers of its appetite to lend to them if they should wish to increase their borrowing or take out new credit. Over £3.8 billion of funding had been offered through these statements of appetite by the end of Q3 2013.

•
In Q3 2013 RBS offered more than £15.0 billion of loans and facilities to UK businesses, of which £7.7 billion was to SMEs. In addition, the Group renewed £7.3 billion of UK business overdrafts, including £1.5 billion to SMEs.

•	There have been continuing signs of improving credit demand, with Q3 2013 SME loan and overdraft applications up 6% from Q2 2013.

Highlights

Serving our customers (continued)

•
RBS continues to support the Bank of England's Funding for Lending Scheme (FLS). Net lending within the scope of the extended FLS was £273 million in Q3 2013, despite £1,240 million of run-off in Non-Core and commercial real estate portfolios. This compares with a reduction in net lending of £2,793 million in Q2 2013.

•
In Q3 2013 Markets helped UK corporates raise £2.4 billion, by acting as bookrunner for debt capital market issues, including £1.0 billion sterling bonds, meeting UK customers' needs in both domestic and international markets.

Outlook
We see signs that the UK economic recovery is gaining traction and have observed higher levels of activity and confidence among our customers. Nevertheless, we expect a continued muted performance from our core businesses in the short term, due primarily to the continued effects of low interest rates, excess liquidity, a smaller balance sheet, and lower securities gains from our liquidity portfolio. We expect Markets performance in Q4 2013 to reflect normal seasonal trends. Our strategic review will start to drive cost reductions and improve efficiencies from our core businesses during 2014 but will take two to three years to embed.

We expect margins to be stable or slightly up, our underlying cost base to be at c.£13 billion for 2013 (excluding penalties and fines). Non-Core is forecast to be below £35 billion of funded assets, well ahead of our recent guidance. Whilst timings are uncertain, conduct and litigation charges are expected to continue as we work through the remaining outstanding issues.

In light of the new strategy to deal with our high risk assets we expect a significant increase in impairments in Q4 2013 which is likely to result in the Group reporting a substantial loss for the full year. The effect on the Group's Core Tier 1 ratio is however anticipated to be minimal.

Note:

(1)
Operating profit before tax, own credit adjustments, Payment Protection Insurance costs, regulatory and legal actions, integration and restructuring costs, gain on redemption of own debt, amortisation of purchased intangible assets, strategic disposals and RFS Holdings minority interest ('operating profit'). Statutory operating loss before tax was £634 million for the quarter ended 30 September 2013.

Chief Executive's message

This is my first message to you as Chief Executive. I took on the job because I believe we can make this a great bank for our customers. That's also the best way to make RBS an attractive investment and a good place to work for all our employees. As I write today, we still have a long way to travel to achieve all of these goals.

We are a bank with a significant international reach but the UK is our home. It accounts for the majority of our income and it's where our reputation for customer service, community support and corporate governance will be won or lost. It is also the place where we have the most opportunity to build long-term shareholder value. We have unique responsibilities to the UK and meeting them will have financial rewards for our business.

Our purpose is to serve our customers and to meet more of their financial needs. And we need to find a way to serve them from a more efficient, effective and agile business platform than the one we have today. I will provide full details in February 2014 on how we intend to do this. Today, I want to set out my assessment of our current performance and the management actions we must take on capital and risk to ensure nothing distracts us from the task of making this a great customer bank again.

Recent performance
Our third quarter results show the areas where the bank is making progress and those where we still have more to do. I joined RBS just over a year ago because I respect Stephen Hester and admired the work he and his team had done to bring this bank back from the brink. I have seen at first hand both the scale of the challenge they took on and the success they had in what will go down as a remarkable corporate rescue. This has been a major achievement.

I know, however, that a balance sheet clean-up does not make a great bank on its own. We have posted our seventh consecutive quarterly operating profit today. But for the most part our improved profitability is driven by a fall in impairments rather than an increase in income. Revenue growth in our main business franchise - UK Retail and Commercial - is not what we would like it to be at this point in our recovery. I'm encouraged that costs are down 8% on last year, but they are still unsustainably high. Our Core Return on Equity was 7.7% in Q3 2013 - down from 8.9% and 9.3% for the full year 2012 and 2011 respectively. We must do better and we can do better.

RBS is a very complex business that is difficult for our employees and the outside world to navigate. But the heart of our performance problem is quite easy to understand: we make it too hard for customers to do business with us and too hard for our people to serve those customers well.

Our personal customers do only part of their everyday banking with us and there is no reason why we can't do more to support more of our customers' needs. We still receive far too many complaints, often on issues that would never arise if our systems and processes were more effective. We are the biggest backer of small businesses in the UK. Every year we speak to thousands of potential new small business customers but at the moment we don't convert enough of those conversations into actual new loans. And we haven't made the most of the opportunities in our international network by connecting the different parts of our corporate franchise to the needs of our customers. There is a big opportunity here and we are already beginning to seize it. The restructuring of our investment bank to lower its risk profile is in full swing and it is encouraging to see some signs of delivery from the business focus on our corporate and institutional customers.

No-one is more frustrated by this gap between our potential and our performance than our own people. I will make turning this situation around the top priority of everyone at RBS. We must become a company that knows what it means to obsess about our customers. This is a fundamental challenge that will involve the whole organisation.

Chief Executive's message

Improving our customer performance - February 2014
So realising the full potential of our customer businesses is now our major challenge and opportunity. I am confident that we can do it. The potential I saw in the Retail Bank exists across the other businesses - strong market positions, stable businesses and good staff who are eager to serve the customer better. I have launched a full review of our ongoing businesses that places the needs of our customers at its centre. It will consider three broad areas:

1)	What can we do to meet more of our customers' needs and make ourselves simple and easy to do business with?
2)	How do our operations and IT systems function for the benefit of customers? How do our core systems help or impede our employees in their work for customers?
3)
How well does RBS work together as an organisation built to serve our customers? What can we do to make life simpler for employees and how can we simplify things so the whole of RBS can be greater than the sum of its parts?

The business review will also capture the tough calls on costs where they are needed to improve the performance and effectiveness of the bank. We currently have a cost:income ratio of 65%. That means we only have 35p left from every £1 we earn to invest in making our business better for customers and improving returns for shareholders. Our cost:income percentage needs to be down in the mid 50s. I will announce a new plan for the way the bank serves its customers around the time of our full year results in February 2014. That plan will require full focus from all our people.

Good Bank/Bad Bank Review
While everyone at RBS has been working hard for the last five years and the vast bulk of our balance sheet restructuring is now complete, we still have some hard work ahead of us. An important early challenge for me is to resolve the remaining legacy issues that have taken up a lot of the top management's time for the last few years. Without doing so we will not make the most of the plan I will set out in February.

Five years ago, our Non-Core assets totalled £258 billion. Through the good bank/bad bank review we have, over the last few months, been working with our major shareholder, the UK Government and their advisers to assess how far we've come in tackling the assets that continue to be a drag on our performance. We have a richer shared understanding of where we are today than we would have if we had not applied the rigour of this process. It is important for investors, regulators, and the management of the company that we have an agreed, robust assessment of our problematic assets.

We worked closely with HM Treasury and their advisers and identified a pool of £38 billion that we agreed would be a drag on our performance. These assets consume 20% of our capital and are made up predominantly of the most high risk assets we have in RBS.

Chief Executive's message

Good Bank/Bad Bank Review (continued)
Through this review it has become clear that the effort, risk and expense involved in the creation of an external bad bank is not justified. The good bank/bad bank review has from the start been carried out in conjunction with the Prudential Regulation Authority (PRA). This has allowed us to address our shared objective of identifying ways in which to strengthen the capital position of the bank, speed up the recovery in our core UK businesses and accelerate the path to privatisation. The options open to the Group have been debated extensively by the Board and the Board has decided that RBS should take the actions we are announcing today.

One of the first steps we are taking is to create an internal "bad bank" to manage these assets down so as to release capital. Our goal is to remove between 55% and 70% of these assets over the next two years. While there is inevitable uncertainty associated with running down such assets, we have a clear aspiration to remove all these assets from the balance sheet in three years. Our track record in delivering the Non-Core run-down to date should give everyone confidence that we can deliver on this plan. It will be called RBS Capital Resolution Group and will have strong and transparent governance and disclosure via an oversight committee which reports regularly to the main Board.

Disposing of these assets over a shorter timeframe will reduce the value we can expect to recover, and will lead to accelerated and increased impairments. This will result in an immediate reduction in our expected loss capital deduction. The net impact of this on our CT1 capital ratio today is a reduction of c.10 basis points. However, by the end of 2016 we anticipate an incremental £35 billion reduction in RWAs; and a net incremental improvement in our CT1 ratio and a strong improvement in our stressed capital ratio. This is the right thing to do as we sharpen our focus on our customer businesses, which account for over 90% of our assets.

Actions to improve our capital
Great banks have strong liquidity and capital positions. Our liquidity position is already strong without question. I also want to dispel any impression that RBS is travelling light on capital.

The Board has decided to lift our capital targets and take new actions in order to meet them. There are three drivers of our decisions:

1.
You only have to pick up the newspaper every day to know that the sector faces capital risks from the continued cost of litigation and charges for bad conduct with our customers. As we have been disclosing for some time, we are squarely in the mix on some of the issues that have proved expensive elsewhere. The only option is to plan to carry more capital so we can absorb these costs as we work to put things right for customers.

2.
The PRA has established a capital regime which gives it sufficient scope to vary capital requirements based on its assessment of the risk an individual bank poses to the UK financial system. Having completed a consultation period with relevant institutions, the PRA is expected to publish finalised rules for the new capital regime in December 2013. We expect that the PRA will require banks to hold a higher quality of capital in greater amounts and it is therefore prudent that RBS respond in a pro-active manner.

3.	The current pace of momentum in our core businesses means we are not rebuilding capital as quickly as we planned.

Chief Executive's message

Actions to improve our capital (continued)
There is a range of possible outcomes on the actual capital position at different points in time. It is our prudent judgment that RBS should now be targeting a fully loaded Basel III Core Tier 1 ratio of c.11% by the end of 2015, rising to 12% or beyond by the end of 2016 - an increase of 300 basis points from our current position.

In order to meet our new capital targets we are announcing several new actions today:

●
We will accelerate our divestment of Citizens with a partial IPO now planned for next year. We plan to fully divest the business by the end of 2016. It is a good business, with the potential to build profitability and its own shareholder base, but it's not one that is an essential element of our strategy. The rationale for the original IPO holds and we envisage secondary sell-downs to complete the process, as we have done successfully with Direct Line Group.

●
Across the business we are intensifying management action to reduce risk-weighted-assets. The creation of our internal bad bank will on its own have a significant positive impact on our capital in the latter period of its rundown. The reduction of risk-weighted assets should position us safely above regulatory requirements and alongside the world's strongest financial institutions.

Ulster Bank
Like all of our businesses, Ulster Bank will form part of our February 2014 review.  Subject to regulatory approval, a number of Ulster Bank assets (approximately £9 billion) will be managed by the "bad bank" and run down. But we also need to have full confidence that the rest of the Ulster Bank business is doing all it can for its customers and is playing its part within the wider company.  We need to ensure that we have a viable and sustainable business model for Ulster Bank as part of this review.  It's an important business for the whole island of Ireland and we understand the need to get this right.

Dividend Access Share
We are in advanced discussions with the UK Government about the removal of the Dividend Access Share.  We are making very good progress in dealing with this issue which I know is important to many current and prospective investors in the company.

Lending
Today Sir Andrew Large will publish the summary of his review into lending to small and medium-sized businesses, which we commissioned earlier this year. The picture he will paint will not be an entirely comfortable one, but it's one we have to confront. I know that a successful, vibrant, and well-regarded SME bank is central to the overall value and reputation of this company. We must ensure our policies, processes and systems help our people to do the best job they can for customers and shareholders in this area. Our aim is to become the number one bank for SME customer service in the UK - including as measured in a new survey of SMEs by the Federation of Small Businesses and the British Chambers of Commerce - and to grow our lending along the way.

We have taken a number of steps to change and improve the way we do business but the Large review will show that there is significantly more we can do to expand our lending to small and medium-sized businesses. More recently, some of our competitors have managed to increase their lending in this area while we continue to contract. The detailed report will be published in one month's time. Its thematic findings are difficult to argue with and we will address all of the detailed issues it raises in the comprehensive business review I mentioned earlier in this letter.

Chief Executive's message

Conclusion
We now have a shared vision for the bank that includes the Board, our principal prudential regulator and the UK Government. I believe this is beneficial for all of our shareholders. The actions we are announcing today, when complete, will create a less complex, more effective customer business capable of delivering returns that will be attractive to prospective shareholders. They will create a bank that can reward the faith of UK taxpayers and all our investors.

RBS has made a lot of progress since 2009. As ever with any long and difficult job, a degree of weariness and even defensiveness has crept in. We have got to move on as a company. The bar has been set at a higher level for RBS than for other UK banks because we were rescued at the public's expense. I have asked all our people to embrace the higher expectations that people have placed on our bank. That's the only way we will build a really great business for our customers, our people and our shareholders. That's my aim.

Ross McEwan

Relationship with HM Treasury

Following the Report from the UK Parliamentary Commission on Banking Standards in June 2013, HMT announced its intention to conduct a  "good bank"/"bad bank" review in relation to RBS. Throughout this review, the Group worked closely with HMT and its advisors to consider whether the separation and transfer of a pool of the Group's assets into an external "bad bank" was in the interests of the Group, HMT and the Group's other shareholders. As the review progressed, it became clear that the benefit of removing those assets from the Group to an external bad bank would not justify the effort, risk and expense which such separation would entail.

During this process, HMT and the PRA proposed certain actions for consideration by the Board. Key elements of these proposals were already being contemplated by the Board. In conjunction the Group has also been having discussions, initiated by the PRA, in relation to its capital planning and actions which the Group might take to enhance its capital position.

Separately, the Group's new executive management team has been reviewing with the Board, and continues to review, the Group's strategy including its business mix, operating structure and cost base. This has included a review of the Group's current capital plan and market guidance with a view to improving the Group's capital strength in the light of potential regulatory changes, conduct and litigation headwinds and other developments which may impact the Group's future capital position.

Throughout this period, the Board has met several times to discuss these issues, determine how best to approach them and ultimately to take decisions in the interests of all of the Group's shareholders and other stakeholders in accordance with its statutory duties.  Today's announcements relating to the Group's strategy as well as revised guidance on the Group's capital targets reflect the Board's decisions.

Internal Bad Bank

Background

●
In June 2013, in response to a recommendation by the Parliamentary Commission on Banking Standards, the UK Government announced that it would review the case for an  external "bad bank" to deal with RBS's legacy and poorly-performing assets, based on three objectives:

	○	accelerating the return of RBS to the private sector;
	○	supporting the British economy; and
	○	getting best value for the taxpayer.
●
Following this announcement, RBS worked closely with HMT and its advisers and identified a pool of c.£38 billion of assets with particularly high long-term capital intensity and/or potentially volatile outcomes in stressed environments.

●	HMT is publishing the results of its own review separately. The review concluded that the effort, risk and expense involved in the creation of an external bad bank could not be justified.

●
The options open to the Group for addressing its highest risk assets were reviewed and debated extensively by the Board, which decided to create an internal "bad bank" ('IBB') to manage these assets down so as to release capital. The IBB will bring assets under common management and increase focus on the run down (much as Non-Core does now).

●
Based on the July 2013 forecast of the 31 December 2013 balance sheet, c.£38 billion of funded assets were identified (see page 12), which together with associated derivatives, attract c.£116 billion of RWA equivalent.

●	While the IBB is of a similar size to the current Non-Core division, the assets have been selected on a different basis and no direct comparisons can be drawn:
○
Non-Core assets were selected in 2009 on the basis of five strategic tests and comprised non-strategic businesses and countries; the lift and drop of entire activities; creditworthy assets and activities with low returns or low growth potential; high or volatile wholesale funding requirements; and assets with credit losses or capital intensity; whereas

	○	The IBB will comprise assets with potentially volatile outcomes in stressed environments or with long-term capital intensity.
●
The IBB being established to manage these assets will be fully operational on 1 January 2014. It will be separately managed, but within the existing legal and governance structures of the Group including the creation of an IBB oversight board.

●	As part of its external reporting, the Group will provide comprehensive and transparent disclosures on the progress of the IBB, including funding and capital employed and released.

●
At 31 December 2013, approximately 50% of the portfolio's funded assets are from Non-Core (excluding Ulster Bank), 20% from Ulster Bank (Core and Non-Core) and the remainder are from UK Corporate, International Banking and Markets, most of which are managed by the Global Restructuring Group (GRG). Additional details are set out on page 12.

●	Approximately £10 billion to £12 billion of assets currently managed in Non-Core will be returned to relevant Core divisions.

Internal Bad Bank

Impact of the revised strategy

●
The IBB will target a reduction of between 55% and 70% of assets by the end of 2015. While there is inevitable uncertainty associated with running down such assets, it is the Group's aspiration to remove most of these assets from the balance sheet in three years. RBS believes that under many of the possible outcomes, and assuming favourable market conditions, no more than 15% of the IBB assets should be left on the RBS balance sheet after 3 years. The IBB is expected to be capital accretive and neutral for shareholder value, taking account of the benefits of a material reduction in the credit risk profile of the Group.

●
The new strategy to exit these assets over a shorter timeframe than envisaged in current plans will lead to accelerated and increased impairment losses on the non-performing assets. An estimated £4.0 billion to £4.5 billion is expected to be recognised in Q4 2013.

●
At the same time, there will be an immediate reduction in the Group's expected loss capital deduction and a net capital benefit of c.£2 billion to the Group's fully loaded Basel III Common Equity Tier 1 (CET1) capital is expected by the end of 2016.

●	The Group's regulatory stress capital requirements and Pillar 2B stressed loss capital buffer are also expected to be reduced over time.

●
The new strategy will also normalise credit metrics, particularly REIL, contributing approximately 50% of the planned reductions in the Group NPL ratio from c.9% to c.3% (the original plan had a reduction to 6% by the end of 2016).

●	An additional c.£1 billion of impairments is expected to be incurred during the period 2014 to 2016 on assets which are currently performing.

●	Of the total c.£5.0 billion to £5.5 billion of IBB accelerated and increased impairment losses noted above, approximately 50% to 60% were expected in the original plan to be incurred in 2017 or later.

●	The cost of disposal of the IBB assets is expected to be in the range of c.£1.5 billion to £2.0 billion over 2014 to 2016.

●	As many of the IBB assets are in Ireland, the tax relief on the losses is expected to be relatively limited.

●	Operating and funding costs of the IBB in 2014 to 2016 of c.£1.5 billion are already included in previous Group forecasts.

Other aspects

●	All numbers are indicative only at this stage.

●
The new IBB will formally commence on 1 January 2014 and will be called RBS Capital Resolution Group. For the fourth quarter of 2013 and 2013 as a whole, the Group's results will continue to be reported on the existing basis.

Internal Bad Bank

Estimated funded assets and RWAe of the IBB
Analysis of the estimated funded assets and RWAe of the IBB at 31 December 2013 and the related position at 30 June 2013 (the starting point for the identification of the portfolios of the IBB) are set out below.

	31 December 2013			30 June 2013
	Forecast total			Non-performing			Performing			Total
	Gross TPA	Net TPA	RWAe	Gross TPA	Net TPA	RWAe	Gross TPA	Net TPA	RWAe	Gross TPA	Net TPA	RWAe
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Non-Core
- CRE	10.4	8.4	17.5	7.2	4.8	14.2	6.1	6.1	13.2	13.3	10.9	27.4
- Ulster Bank	10.9	4.6	15.6	12.5	5.3	20.8	-	-	-	12.5	5.3	20.8
- Corporate	4.6	3.7	17.1	1.6	1.0	3.0	4.8	4.7	7.6	6.4	5.7	10.6
- Asset Finance	2.9	2.7	4.8	0.6	0.4	1.2	2.4	2.5	4.2	3.0	2.9	5.4
- Markets	4.1	4.1	5.8	0.4	0.3	0.2	4.6	4.6	6.6	5.0	4.9	6.8

Total Non-Core	32.9	23.5	60.8	22.3	11.8	39.4	17.9	17.9	31.6	40.2	29.7	71.0

Core
Ulster Bank	6.2	4.1	17.4	5.1	2.8	12.9	1.4	1.4	5.2	6.5	4.2	18.1
UK Corporate
- CRE	2.1	1.8	5.5	1.5	1.2	3.6	1.8	1.8	5.7	3.3	3.0	9.3
- Asset Finance	2.2	2.2	5.0	1.0	1.0	3.5	1.4	1.4	2.5	2.4	2.4	6.0
- Corporate	1.6	1.5	4.1	0.4	0.3	0.5	1.4	1.4	4.1	1.8	1.7	4.6

Total UK Corporate	5.9	5.5	14.6	2.9	2.5	7.6	4.6	4.6	12.3	7.5	7.1	19.9
International Banking	2.9	2.6	7.3	0.9	0.6	3.2	2.4	2.4	4.8	3.3	3.0	8.0
Markets	2.7	2.6	15.5	-	-	-	2.8	2.8	19.8	2.8	2.8	19.8

Total Core	17.7	14.8	54.8	8.9	5.9	23.7	11.2	11.2	42.1	20.1	17.1	65.8

Total IBB	50.6	38.3	115.6	31.2	17.7	63.1	29.1	29.1	73.7	60.3	46.8	136.8

Notes:

(1)	The amounts at 31 December 2013 are based on the July 2013 forecast of the 31 December 2013 balance sheet.
(2)	Funded assets or third party assets excluding derivatives (TPA) are shown gross and net of impairment provisions.
(3)	Performing assets are shown gross and net of latent provisions and valuation adjustments.
(4)	RWAs and RWA equivalent (RWAe) are on a fully loaded Basel III basis. RWAe include RWA equivalent of capital deductions.
(5)	Non-Core Ulster Bank predominantly comprises commercial real estate lending (CRE).
(6)	Core Ulster Bank comprises corporate and CRE lending.

Contacts

For analyst enquiries:

Richard O'Connor	Head of Investor Relations	+44 (0) 20 7672 1758

For media enquiries:

Group Media Centre		+44 (0) 131 523 4205

Analysts' and Investor Presentation
The Royal Bank of Scotland Group will be hosting a presentation for analysts and investors following the release of the results for the quarter ended 30 September 2013. This will also be available via a live webcast and audio call. The details are as follows:

Date:	Friday 1 November 2013
Time:	9.00 am UK time
Webcast:	www.rbs.com/results
Dial in details:	International - +44 (0) 1452 568 172 UK Free Call - 0800 694 8082 US Toll Free - 1 866 966 8024

* Note: We will take questions from the phone lines and the webcast.

Slides
Slides accompanying this presentation will be available on www.rbs.com/results

Financial supplement
A financial supplement containing income and balance sheet information for the last nine quarters will be available on www.rbs.com/results

Presentation of information

The financial information on pages 16 to 65 prepared using the Group's accounting policies, shows the underlying performance of the Group on a managed basis which excludes certain one-off and other items. Information is provided in this form to give a better understanding of the results of the Group's operations. Group operating profit/(loss) on this basis excludes:

•	own credit adjustments;

•	Payment Protection Insurance (PPI) costs;

•	Interest Rate Hedging Products (IRHP) redress and related costs;

•	regulatory and legal actions;

•	integration and restructuring costs;

•	gain/(loss) on redemption of own debt;

•	Asset Protection Scheme (APS);

•	amortisation of purchased intangible assets;

•	strategic disposals; and

•	RFS Holdings minority interest (RFS MI).

The ceding of control following the partial disposal of the Group's shareholding in Direct Line Group (DLG) resulted in the Group no longer treating DLG as an operating segment. Consequently, prior period data for 2012 on a managed basis (including disclosures relating to our Core business and segmental analysis) have been restated to exclude DLG. These restatements resulted in a decrease in Group operating profit of £110 million for the quarter ended 30 September 2012 and £285 million for the nine months ended 30 September 2012. They have no impact on the Group's statutory results. For further information on the restatements refer to the announcement dated 24 July 2013, available on www.rbs.com/ir

Statutory results
The condensed consolidated income statement, condensed consolidated statement of comprehensive income, condensed consolidated balance sheet, condensed consolidated statement of changes in equity and related notes presented on pages 66 to 88 inclusive are on a statutory basis. Reconciliations between the managed basis and statutory basis are included in Appendix 2.

Presentation of information

Revisions

Direct Line Group
The Group sold the first tranche of ordinary shares representing 34.7% of the share capital of DLG in October 2012 via an Initial Public Offering. On 13 March 2013, the Group sold a further 16.8% of ordinary shares in DLG and ceded control. This fulfilled the Group's plan to cede control of DLG by the end of 2013. On 20 September 2013, the Group sold a further 20% of the ordinary shares in DLG which is a further step towards complete disposal by the end of 2014, as required by the European Commission.

The Group now holds 28.5% of the issued ordinary share capital of DLG. Consequently, in the Group results DLG is treated as a discontinued operation until 12 March 2013 and as an associated undertaking thereafter, with associate income reported in Group Centre from 13 March 2013.

Revised allocation of Business Services costs
In the first quarter of 2013, the Group reclassified certain costs between direct and indirect expenses for all divisions. Comparatives have been restated accordingly; the revision did not affect total expenses or operating profit.

Implementation of IAS 19 'Employee Benefits' (revised)
The Group implemented IAS 19 with effect from 1 January 2013. IAS 19 requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £21 million for the quarter ended 30 September 2012 and £63 million for the nine months ended 30 September 2012. Prior periods have been restated accordingly.

Implementation of IFRS 10 'Consolidated Financial Statements'
The Group implemented IFRS 10 with effect from 1 January 2013. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there has been a reduction in non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity); prior periods have been restated accordingly.

Summary consolidated income statement
for the period ended 30 September 2013

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Net interest income	2,783	2,770	2,811	8,225	8,641
Non-interest income	2,111	2,677	2,747	7,277	8,602

Total income (1)	4,894	5,447	5,558	15,502	17,243
Operating expenses (2)	(3,286)	(3,399)	(3,473)	(10,066)	(10,906)

Operating profit before impairment losses (3)	1,608	2,048	2,085	5,436	6,337
Impairment losses	(1,170)	(1,117)	(1,176)	(3,320)	(3,825)

Operating profit (3)	438	931	909	2,116	2,512
Own credit adjustments	(496)	127	(1,455)	(120)	(4,429)
Payment Protection Insurance costs	(250)	(185)	(400)	(435)	(660)
Interest Rate Hedging Products redress and
related costs	-	-	-	(50)	-
Regulatory and legal actions	(99)	(385)	-	(484)	-
Integration and restructuring costs	(205)	(149)	(229)	(476)	(848)
Gain/(loss) on redemption of own debt	13	242	(123)	204	454
Other items	(35)	(33)	(70)	(15)	(79)

Operating (loss)/profit before tax	(634)	548	(1,368)	740	(3,050)
Tax charge	(81)	(328)	(3)	(759)	(402)

(Loss)/profit from continuing operations	(715)	220	(1,371)	(19)	(3,452)

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	-	-	62	127	167
- Other	(5)	9	5	6	6

(Loss)/profit from discontinued operations,
net of tax	(5)	9	67	133	173

(Loss)/profit for the period	(720)	229	(1,304)	114	(3,279)
Non-controlling interests	(6)	14	3	(123)	28
Other owners' dividends	(102)	(101)	(104)	(284)	(186)

(Loss)/profit attributable to ordinary and
B shareholders	(828)	142	(1,405)	(293)	(3,437)

For the notes to this table refer to the following page.

Core summary consolidated income statement
for the quarter ended 30 September 2013

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Net interest income	2,826	2,751	2,732	8,286	8,450
Non-interest income	2,187	2,423	2,776	6,969	8,473

Total income (1)	5,013	5,174	5,508	15,255	16,923
Operating expenses (2)	(3,141)	(3,243)	(3,261)	(9,600)	(10,169)

Operating profit before impairment losses (3)	1,872	1,931	2,247	5,655	6,754
Impairment losses	(589)	(719)	(752)	(1,908)	(2,305)

Operating profit (3)	1,283	1,212	1,495	3,747	4,449

Key metrics

Core performance ratios
- Net interest margin	2.24%	2.21%	2.15%	2.21%	2.15%
- Cost:income ratio	63%	63%	59%	63%	60%
- Return on equity	7.7%	7.2%	8.8%	7.5%	9.2%
- Adjusted earnings per ordinary and B share	4.0p	5.6p	5.1p	14.9p	13.7p
- Adjusted earnings per ordinary and B share
assuming a normalised tax rate of 23.25%
(2012 - 24.5%)	7.9p	7.4p	9.3p	23.2p	29.0p

Notes:

(1)	Excluding own credit adjustments, gain/(loss) on redemption of own debt, Asset Protection Scheme, strategic disposals and RFS Holdings minority interest.
(2)	Excluding PPI costs, IRHP redress and related costs, regulatory and legal actions, integration and restructuring costs, amortisation of purchased intangible assets and RFS Holdings minority interest.
(3)
Operating profit before tax, own credit adjustments, PPI costs, IRHP redress and related costs, regulatory and legal actions, integration and restructuring costs, gain/(loss) on redemption of own debt, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals and RFS Holdings minority interest.

Analysis of results is set out on pages 19 to 26.

Summary consolidated balance sheet
at 30 September 2013

	30 September	30 June	31 December
	2013	2013	2012
	£m	£m	£m

Cash and balances at central banks	87,066	89,613	79,290
Net loans and advances to banks (1,2)	28,206	30,241	29,168
Net loans and advances to customers (1,2)	406,927	418,792	430,088
Reverse repurchase agreements and stock borrowing	95,971	99,283	104,830
Debt securities and equity shares	133,249	149,625	172,670
Settlement balances	18,099	17,966	5,741
Intangible assets	13,742	13,997	13,545
Other assets (3)	22,519	23,020	35,060

Funded assets	805,779	842,537	870,392
Derivatives	323,657	373,692	441,903

Total assets	1,129,436	1,216,229	1,312,295

Bank deposits (2,4)	38,601	45,287	57,073
Customer deposits (2,4)	434,305	437,097	433,239
Repurchase agreements and stock lending	105,384	123,740	132,372
Debt securities in issue	71,781	79,721	94,592
Settlement balances	18,514	17,207	5,878
Short positions	31,020	27,979	27,591
Subordinated liabilities	23,720	26,538	26,773
Other liabilities (3)	18,517	18,955	29,996

Liabilities excluding derivatives	741,842	776,524	807,514
Derivatives	319,464	370,047	434,333

Total liabilities	1,061,306	1,146,571	1,241,847
Non-controlling interests	462	475	1,770
Owners' equity	67,668	69,183	68,678

Total liabilities and equity	1,129,436	1,216,229	1,312,295

Memo: Tangible equity (5)	48,634	49,894	49,841

Notes:

(1)	Excludes reverse repurchase agreements and stock borrowing.
(2)	Excludes disposal groups.
(3)	Includes disposal groups.
(4)	Excludes repurchase agreements and stock lending.
(5)	Tangible equity is equity attributable to ordinary and B shareholders less intangible assets.

Key points

•	The ongoing reduction in Non-Core assets and strategic reshaping of the Markets balance sheet significantly reduced the Group's funded assets, down by £64.6 billion compared with 31 December 2012.
•	Loans and advances to customers decreased by £23.2 billion, primarily led by the Non-Core and Markets reductions.
•
Debt securities and equity shares were down £39.4 billion, mainly due to the sale of available-for-sale securities as part of the Group's on-going liquidity management, and the focus on balance sheet reduction and capital management in Markets.

•
Bank deposits decreased by £18.5 billion and debt securities in issue decreased by £22.8 billion in line with the overall reduction in the size of the Group's balance sheet and the planned reduction in wholesale funding.

•
Derivative assets and liabilities decreased by £118.2 billion and £114.9 billion respectively, primarily due to decreases in fair values of interest rate contracts driven by upward shifts in interest rate yield curves.

Analysis of results

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
Net interest income	£m	£m	£m	£m	£m

Net interest income (1)	2,726	2,748	2,804	8,161	8,641

Average interest-earning assets (1)	539,396	552,072	576,833	550,599	603,240

Net interest margin
- Group	2.01%	2.00%	1.93%	1.98%	1.91%
- Retail & Commercial (2)	2.95%	2.92%	2.91%	2.92%	2.92%
- Non-Core	(0.35%)	0.15%	0.41%	(0.15%)	0.32%

Notes:

(1)	For further analysis and details refer to pages 69 to 71.
(2)	Retail & Commercial (R&C) comprises the UK Retail, UK Corporate, Wealth, International Banking, Ulster Bank and US R&C divisions.

Key points

Q3 2013 compared with Q2 2013

•
Retail & Commercial net interest income increased by £52 million, 2%. Net interest margin rose by 3 basis points as deposit repricing took effect, with asset spreads broadly stable in most R&C businesses.

•	Non-Core net interest income decreased by £63 million compared with Q2 2013, which included a one-off interest in suspense recovery of £54 million.

•
Group net interest margin (NIM) increased by 1 basis point in Q3 2013. Reduced funding costs in Markets and the margin improvement in R&C were partially offset by the non-repeat of the Non-Core recovery in Q2 2013.

Q3 2013 compared with Q3 2012

•	Group net interest income decreased by £78 million, 3%, largely due to a decline in interest earning assets, down 6%, partially offset by deposit repricing.

•	Group NIM increased by 8 basis points to 2.01%, driven by deposit repricing partially offset by a reduction in higher yielding securities.

•	The reduction in rates on rolling current account hedges continued to have a negative impact, though the drag on net interest income has started to diminish.

Analysis of results

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
Non-interest income	£m	£m	£m	£m	£m

Net fees and commissions	1,144	1,142	1,191	3,392	3,746
Income from trading activities	599	874	769	2,489	2,962
Other operating income	368	661	787	1,396	1,894

Total non-interest income	2,111	2,677	2,747	7,277	8,602

Key points

Q3 2013 compared with Q2 2013

•
Income from trading activities was £275 million lower. While Markets income remained steady, with improved results from flow rates trading, Non-Core was a loss of £109 million in Q3 2013 compared with a £134 million gain in Q2 2013 reflecting the exit and restructuring costs on a number of transactions.

•	Disposal gains on available-for-sale securities, primarily in Group Treasury, were £251 million lower at £168 million.

Q3 2013 compared with Q3 2012

•	Lower non-interest income primarily reflects the targeted reduction in Markets balance sheet and risk-weighted assets.

•
The decrease in other operating income reflects lower disposal gains on available-for-sale securities as noted above and lower operating lease income, together with higher Non-Core disposal losses in Q3 2013.

Analysis of results

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
Operating expenses	£m	£m	£m	£m	£m

Staff expenses	1,758	1,764	1,882	5,343	5,998
Premises and equipment	540	526	510	1,619	1,572
Other	683	801	716	2,162	2,214

Administrative expenses	2,981	3,091	3,108	9,124	9,784
Depreciation and amortisation	305	308	365	942	1,122

Operating expenses	3,286	3,399	3,473	10,066	10,906

Staff costs as a % of total income	36%	32%	34%	34%	35%
Cost:income ratio - Core	63%	63%	59%	63%	60%
Cost:income ratio - Group	67%	62%	62%	65%	63%

Key points

Q3 2013 compared with Q2 2013

•
Staff expenses were £6 million lower, with headcount down by 1,400, principally in UK Retail, Markets and Non-Core. Premises and equipment costs, however, were £14 million higher, as the Group stepped up investment to improve its IT delivery capability.

•	Conduct-related costs were £83 million lower, including reduced legal costs in Centre and customer remediation charges in UK Corporate.

•	The deterioration in the Group cost:income ratio was principally driven by reduced income in Non-Core. The Core cost:income ratio was stable at 63%.

Q3 2013 compared with Q3 2012

•
Staff costs were 7% lower, driven by the Markets headcount reductions implemented since Q3 2012. Markets' compensation ratio in the first nine months of the year was 37%, an increase of 1% compared with the same period of 2012.

•	The Core cost:income ratio worsened to 63% from 59% in Q3 2012, largely driven by weaker income in Markets.

Analysis of results

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
Impairment losses	£m	£m	£m	£m	£m

Loan impairment losses	1,120	1,125	1,183	3,281	3,913
Securities	50	(8)	(7)	39	(88)

Group impairment losses	1,170	1,117	1,176	3,320	3,825

Loan impairment losses
- individually assessed	580	826	661	2,052	2,351
- collectively assessed	287	293	562	1,021	1,691
- latent	253	15	(40)	217	(153)

Customer loans	1,120	1,134	1,183	3,290	3,889
Bank loans	-	(9)	-	(9)	24

Loan impairment losses	1,120	1,125	1,183	3,281	3,913

Core	584	659	751	1,842	2,266
Non-Core	536	466	432	1,439	1,647

Group	1,120	1,125	1,183	3,281	3,913

Customer loan impairment charge as a % of
gross loans and advances to customers (1)
Group	1.0%	1.0%	1.0%	1.0%	1.1%
Core	0.6%	0.7%	0.7%	0.6%	0.8%
Non-Core	5.2%	4.0%	2.8%	4.7%	3.6%

Note:

(1)	Customer loan impairment charge as a percentage of gross loans and advances to customers excludes reverse repurchase agreements and includes disposal groups.

Key points

Q3 2013 compared with Q2 2013

•
Core Retail & Commercial loan impairments fell by £158 million, or 23%, with charges relating to a small number of large single name cases in International Banking and UK Corporate in Q2 not being repeated. Core Ulster Bank also showed improvements, with a reduction in losses on the mortgage portfolio as arrears formation continued to fall and residential property prices stabilised.

•
Non-Core loan impairments were up £70 million to £536 million. The increase primarily related to Ulster Bank's CRE development portfolio. This was partially offset by reduced losses on the UK Corporate portfolio.

Q3 2013 compared with Q3 2012

•	Core Retail & Commercial loan impairments fell by £238 million or 31%, including a £125 million reduction in Core Ulster Bank, accompanied by significant improvements in UK Retail and UK Corporate.

•	Non-Core loan impairments increased by £104 million due to higher impairment charges on commercial real estate loans in the Ulster Bank-originated book, partly offset by continued portfolio run-off.

For further details of the Group's exposures and provisioning refer to page 96 and Appendix 1.

Analysis of results

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
One-off and other items	£m	£m	£m	£m	£m

Payment Protection Insurance costs	(250)	(185)	(400)	(435)	(660)
Interest Rate Hedging Products redress and
related costs	-	-	-	(50)	-
Regulatory and legal actions	(99)	(385)	-	(484)	-
Integration and restructuring costs	(205)	(149)	(229)	(476)	(848)
Gain/(loss) on redemption of own debt	13	242	(123)	204	454
Other items
- Asset Protection Scheme	-	-	1	-	(44)
- Amortisation of purchased intangible assets	(39)	(38)	(47)	(118)	(146)
- Strategic disposals**	(7)	6	(23)	(7)	129
- RFS Holdings minority interest	11	(1)	(1)	110	(18)

	(576)	(510)	(822)	(1,256)	(1,133)
Own credit adjustments*	(496)	127	(1,455)	(120)	(4,429)

One-off and other items	(1,072)	(383)	(2,277)	(1,376)	(5,562)

* Own credit adjustments impact:
Income from trading activities	(155)	76	(435)	20	(1,715)
Other operating income	(341)	51	(1,020)	(140)	(2,714)

Own credit adjustments	(496)	127	(1,455)	(120)	(4,429)

** Strategic disposals
(Loss)/gain on sale and provision for loss on
disposal of investments in:
- Direct Line Group	(13)	-	-	(13)	-
- RBS Aviation Capital	-	-	-	-	197
- Other	6	6	(23)	6	(68)

	(7)	6	(23)	(7)	129

Key points
The Group does not allocate one-off and other items to individual divisions. However, of the one-off and other items of significance, Regulatory and legal actions of £484 million in the first nine months of 2013 relate predominantly to Markets and Payment Protection Insurance (PPI) costs of £435 million relate mainly to UK Retail. Of the total integration and restructuring costs of £476 million, UK Retail accounts for c.30%, Markets account for c.25%, Centre c.15% and other divisions <10% each.

Q3 2013 compared with Q2 2013

•
Excluding own credit adjustments (OCA), one-off items totalled £576 million compared with £510 million in Q2. This included £205 million of restructuring charges, principally relating to the strategic reshaping of the Markets division and to streamlining UK Retail operations.

•	Regulatory provisions of £99 million were recorded in the quarter. An additional charge of £250 million was booked in respect of PPI redress.

•	OCA represented a charge of £496 million as the Group's credit spreads tightened, reversing the OCA credits booked in the first half of the year.

Q3 2013 compared with Q3 2012

•	The significant reduction in one-off items principally reflected a smaller charge for OCA and lower PPI redress charges.

Analysis of results

	30 September	30 June	31 December
Capital resources and ratios	2013	2013	2012

Core Tier 1 capital	£48bn	£48bn	£47bn
Tier 1 capital	£57bn	£58bn	£57bn
Total capital	£67bn	£69bn	£67bn
Risk-weighted assets (RWAs)	£410bn	£436bn	£460bn
Core Tier 1 ratio	11.6%	11.1%	10.3%
Tier 1 ratio	13.8%	13.3%	12.4%
Total capital ratio	16.2%	15.8%	14.5%

Key points

30 September 2013 compared with 30 June 2013

•	The Group's Core Tier 1 ratio strengthened further to 11.6%, driven by a substantial reduction in risk-weighted assets, principally reflecting the strategic reshaping of the Markets division.

•
Group RWAs fell by £26 billion to £410 billion. Markets was £14 billion lower, with a reduced balance sheet and declining market risk while Non-Core fell £5 billion. Retail & Commercial RWAs were down £6 billion, largely driven by foreign exchange movements.

•	On a fully loaded Basel III basis, the Core Tier 1 ratio strengthened by 40 basis points to 9.1%, above the Group's year end capital target of over 9%.

30 September 2013 compared with 31 December 2012

•	The Group's Core Tier 1 ratio was 130 basis points higher at 11.6%. On a fully loaded Basel III basis, the Core Tier 1 ratio was 140 basis points higher.

•	Since 31 December 2012, Group RWAs have fallen by £50 billion, with Markets declining by £28 billion and Non-Core £19 billion lower.

•	The total capital ratio increased by 170 basis points to 16.2%.

For further details of the Group's capital resources refer to page 90.

Analysis of results

	30 September	30 June	31 December
Balance sheet	2013	2013	2012

Funded balance sheet (1)	£806bn	£843bn	£870bn
Total assets	£1,129bn	£1,216bn	£1,312bn
Loans and advances to customers (2)	£408bn	£420bn	£432bn
Customer deposits (3)	£434bn	£437bn	£434bn
Loan:deposit ratio - Core (4)	87%	88%	90%
Loan:deposit ratio - Group (4)	94%	96%	100%
Tangible net asset value per ordinary and B share (5)	431p	445p	446p
Tier 1 leverage ratio (6)	14.0x	14.3x	15.0x
Tangible equity leverage ratio (7)	6.1%	6.0%	5.8%

Notes:

(1)	Funded balance sheet represents total assets less derivatives.
(2)	Excluding reverse repurchase agreements and stock borrowing, and including disposal groups.
(3)	Excluding repurchase agreements and stock lending, and including disposal groups.
(4)
Net of provisions, including disposal groups and excluding repurchase agreements. Excluding disposal groups, the loan:deposit ratios of Core and Group at 30 September 2013 were 87% and 94% respectively (30 June 2013 - 88% and 96%; 31 December 2012 - 90% and 99%)

(5)	Tangible net asset value per ordinary and B share is total tangible equity divided by the number of ordinary shares in issue and the effect of convertible B shares.
(6)	Funded tangible assets divided by total Tier 1 capital. See also Appendix 1 for the regulatory leverage ratio.
(7)	Tangible equity leverage ratio is tangible equity attributable to ordinary and B shareholders divided by funded tangible assets.

Key points

30 September 2013 compared with 30 June 2013

•	The Group's funding position remained strong, reflecting continuing Non-Core run-off and reduced Markets collateral requirements. Total customer deposits declined by only 1% despite tighter pricing.

•
Retail & Commercial loans and advances were down £2 billion, as the strength of sterling reduced dollar and euro-denominated balances. UK Corporate property balances declined, offset by growth in International Banking trade finance balances.

•	Tangible net asset value per ordinary and B share was 431 pence, with exchange rate movements accounting for 12 pence of the 14 pence fall.

30 September 2013 compared with 31 December 2012

•
The Group loan:deposit ratio was 94% compared with 100% at the end of 2012. The Group has continued to attract deposits despite tightening its pricing, leaving a significant customer funding surplus as Non-Core loans and advances continue to run off.

•	Funded assets fell to £806 billion, a reduction of £64 billion since 31 December 2012, principally reflecting strategic reshaping of Markets and Non-Core run-off.

•	The Group's funded balance sheet has been reduced by £757 billion from its worst point, with only £37 billion of Non-Core assets remaining.

Analysis of results

	30 September	30 June	31 December
Funding and liquidity metrics	2013	2013	2012

Deposits (1)	£473bn	£482bn	£491bn
Deposits as a percentage of funded balance sheet	59%	57%	56%
Short-term wholesale funding (2)	£35bn	£37bn	£42bn
Wholesale funding (2)	£114bn	£129bn	£150bn
Short-term wholesale funding as a percentage of funded balance sheet	4%	4%	5%
Short-term wholesale funding as a percentage of total wholesale funding	31%	29%	28%

Liquidity portfolio	£151bn	£158bn	£147bn
Liquidity portfolio as a percentage of funded balance sheet	19%	19%	17%
Liquidity portfolio as a percentage of short-term wholesale funding	431%	427%	350%

Net stable funding ratio	119%	120%	117%

Notes:

(1)	Excludes repurchase agreements and stock lending and includes disposal groups.
(2)	Excludes derivative collateral.

Key points

30 September 2013 compared with 30 June 2013

•	Short-term wholesale funding fell in the quarter to £35 billion, just 4% of the funded balance sheet.

•	The Group's liquidity portfolio was reduced to £151 billion compared with £158 billion at 30 June 2013, but remained flat as a proportion of the total funded balance sheet at 19%.

30 September 2013 compared with 31 December 2012

•	Short-term wholesale funding fell by £7 billion in the year-to-date to £35 billion, 4% of the funded balance sheet and 31% of total wholesale funding.

•	Liquidity metrics improved during the year-to-date reflecting continuing balance sheet improvements.

For further details of the Group's funding and liquidity metrics refer to page 93.

Divisional performance

The operating profit/(loss)(1) of each division is shown below.

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Operating profit/(loss) before impairment
losses by division
UK Retail	599	566	605	1,722	1,814
UK Corporate	572	589	615	1,704	1,976
Wealth	61	58	71	180	197
International Banking	111	141	187	401	513
Ulster Bank	72	98	87	246	249
US Retail & Commercial	201	206	244	615	622

Retail & Commercial	1,616	1,658	1,809	4,868	5,371
Markets	209	136	289	639	1,385
Central items	47	137	149	148	(2)

Core	1,872	1,931	2,247	5,655	6,754
Non-Core	(264)	117	(162)	(219)	(417)

Group operating profit before impairment losses	1,608	2,048	2,085	5,436	6,337

Impairment losses/(recoveries) by division
UK Retail	82	89	141	251	436
UK Corporate	150	194	247	529	604
Wealth	1	2	8	8	30
International Banking	28	99	12	182	74
Ulster Bank	204	263	329	707	1,046
US Retail & Commercial	59	32	21	110	68

Retail & Commercial	524	679	758	1,787	2,258
Markets	(1)	43	(6)	58	15
Central items	66	(3)	-	63	32

Core	589	719	752	1,908	2,305
Non-Core	581	398	424	1,412	1,520

Group impairment losses	1,170	1,117	1,176	3,320	3,825

Note:

(1)
Operating profit/(loss) before own credit adjustments, Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs, regulatory and legal actions, integration and restructuring costs, gain/(loss) on redemption of own debt, Asset Protection Scheme, amortisation of purchased intangible assets, strategic disposals and RFS Holdings minority interest.

Divisional performance

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Operating profit/(loss) by division
UK Retail	517	477	464	1,471	1,378
UK Corporate	422	395	368	1,175	1,372
Wealth	60	56	63	172	167
International Banking	83	42	175	219	439
Ulster Bank	(132)	(165)	(242)	(461)	(797)
US Retail & Commercial	142	174	223	505	554

Retail & Commercial	1,092	979	1,051	3,081	3,113
Markets	210	93	295	581	1,370
Central items	(19)	140	149	85	(34)

Core	1,283	1,212	1,495	3,747	4,449
Non-Core	(845)	(281)	(586)	(1,631)	(1,937)

Group operating profit	438	931	909	2,116	2,512

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	%	%	%	%	%

Net interest margin by division
UK Retail	3.62	3.56	3.53	3.56	3.57
UK Corporate	3.09	3.05	2.99	3.05	3.08
Wealth	3.56	3.41	3.88	3.51	3.74
International Banking	1.47	1.62	1.70	1.61	1.65
Ulster Bank	1.86	1.85	1.92	1.85	1.87
US Retail & Commercial	2.99	2.91	2.96	2.94	3.00

Retail & Commercial	2.95	2.92	2.91	2.92	2.92
Non-Core	(0.35)	0.15	0.41	(0.15)	0.32

Group net interest margin	2.01	2.00	1.93	1.98	1.91

	30 September	30 June	31 December
	2013	2013	2012
	£bn	£bn	£bn

Total funded assets by division
UK Retail	117.0	116.1	117.4
UK Corporate	107.0	107.6	110.2
Wealth	21.0	21.3	21.4
International Banking	53.3	51.9	53.0
Ulster Bank	29.2	30.3	30.6
US Retail & Commercial	71.4	74.1	72.1

Retail & Commercial	398.9	401.3	404.7
Markets	248.2	267.9	284.5
Central items	120.5	126.9	110.3

Core	767.6	796.1	799.5
Non-Core	37.3	45.4	57.4

	804.9	841.5	856.9
Direct Line Group	-	-	12.7
RFS Holdings minority interest	0.9	1.0	0.8

Group	805.8	842.5	870.4

Divisional performance

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Risk-weighted assets by division
UK Retail	44.8	44.1	2%	45.7	(2%)
UK Corporate	87.2	88.1	(1%)	86.3	1%
Wealth	12.1	12.5	(3%)	12.3	(2%)
International Banking	48.4	49.7	(3%)	51.9	(7%)
Ulster Bank	31.8	33.9	(6%)	36.1	(12%)
US Retail & Commercial	56.1	58.2	(4%)	56.5	(1%)

Retail & Commercial	280.4	286.5	(2%)	288.8	(3%)
Markets	73.2	86.8	(16%)	101.3	(28%)
Other (primarily Group Treasury)	11.6	12.3	(6%)	5.8	100%

Core	365.2	385.6	(5%)	395.9	(8%)
Non-Core	40.9	46.3	(12%)	60.4	(32%)

Group before RFS Holdings minority interest	406.1	431.9	(6%)	456.3	(11%)
RFS Holdings minority interest	3.9	4.1	(5%)	3.3	18%

Group	410.0	436.0	(6%)	459.6	(11%)

Employee numbers by division (full time equivalents rounded to the nearest hundred)	30 September	30 June	31 December
	2013	2013	2012

UK Retail	23,900	25,300	26,000
UK Corporate	13,700	13,800	13,300
Wealth	5,000	5,100	5,100
International Banking	4,800	4,800	4,600
Ulster Bank	4,800	4,800	4,500
US Retail & Commercial	18,300	18,500	18,700

Retail & Commercial	70,500	72,300	72,200
Markets	10,900	11,200	11,300
Group Centre	7,300	6,700	6,800

Core	88,700	90,200	90,300
Non-Core	1,900	2,200	3,100

	90,600	92,400	93,400
Business Services	29,500	29,000	29,100
Integration and restructuring	200	300	500

Group	120,300	121,700	123,000

UK Retail
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	1,013	987	990	2,965	2,979

Net fees and commissions	243	215	231	670	682
Other non-interest income	11	10	21	35	78

Non-interest income	254	225	252	705	760

Total income	1,267	1,212	1,242	3,670	3,739

Direct expenses
- staff	(177)	(180)	(201)	(535)	(625)
- other	(137)	(115)	(93)	(364)	(282)
Indirect expenses	(354)	(351)	(343)	(1,049)	(1,018)

	(668)	(646)	(637)	(1,948)	(1,925)
Operating profit before impairment losses	599	566	605	1,722	1,814
Impairment losses	(82)	(89)	(141)	(251)	(436)

Operating profit	517	477	464	1,471	1,378

Analysis of income by product
Personal advances	233	220	230	676	688
Personal deposits	125	124	158	352	511
Mortgages	664	649	598	1,941	1,757
Cards	213	210	218	632	649
Other	32	9	38	69	134

Total income	1,267	1,212	1,242	3,670	3,739

Analysis of impairments by sector
Mortgages	18	15	29	43	87
Personal	34	50	77	119	243
Cards	30	24	35	89	106

Total impairment losses	82	89	141	251	436

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	0.1%	0.1%	0.1%	0.1%	0.1%
Personal	1.7%	2.4%	3.5%	2.0%	3.6%
Cards	2.1%	1.7%	2.5%	2.1%	2.5%

Total	0.3%	0.3%	0.5%	0.3%	0.5%

UK Retail

Key metrics
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratios
Return on equity (1)	28.0%	26.1%	23.8%	26.5%	23.5%
Net interest margin	3.62%	3.56%	3.53%	3.56%	3.57%
Cost:income ratio	53%	53%	51%	53%	51%

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	98.9	98.3	1%	99.1	-
- personal	8.1	8.3	(2%)	8.8	(8%)
- cards	5.7	5.6	2%	5.7	-

	112.7	112.2	-	113.6	(1%)
Loan impairment provisions	(2.2)	(2.5)	(12%)	(2.6)	(15%)

Net loans and advances to customers	110.5	109.7	1%	111.0	-

Risk elements in lending	3.8	4.3	(12%)	4.6	(17%)
Provision coverage (2)	59%	58%	100bp	58%	100bp

Customer deposits
- Current accounts	31.5	31.2	1%	28.9	9%
- Savings	81.9	80.4	2%	78.7	4%

Total customer deposits	113.4	111.6	2%	107.6	5%
Assets under management (excluding deposits)	5.9	5.8	2%	6.0	(2%)
Loan:deposit ratio (excluding repos)	97%	98%	(100bp)	103%	(600bp)

Risk-weighted assets (3)
- Credit risk (non-counterparty)	37.0	36.3	2%	37.9	(2%)
- Operational risk	7.8	7.8	-	7.8	-

Total risk-weighted assets	44.8	44.1	2%	45.7	(2%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.
(3)	Divisional RWAs are based on a long-term conservative average secured mortgage probability of default methodology rather than the current lower point in time basis required for regulatory reporting.

Key points
UK Retail continues to work towards being the best retail bank in the UK. In August 2013, it was announced that the division's then CEO, Ross McEwan, would take up the position of RBS Group CEO and a comprehensive internal and external search for his successor commenced. Les Matheson (previously Managing Director of Products and Marketing) has been appointed as interim CEO of UK Retail to lead the business in achieving its goals.

The division's newly retrained mortgage advisors continued to make good progress with new mortgage lending, growing application values by a further 14% in Q3 2013 following a 72% rebound in Q2 2013. Completion values increased by 64% following the high volume of applications in Q2 2013. RBS was the first bank to be ready to deliver the second phase of the Government's Help to Buy scheme, launched in early October 2013, and the very strong early response from customers has further reinforced UK Retail's determination to help young people and families across Britain buy their next home.

UK Retail

Key points (continued)
During Q3 2013, the division also continued to focus on making banking simple and easy for customers. The pricing on Cash/Instant Access ISAs was simplified, with fewer interest rate tiers and improved entry level interest rates.

Cashback Plus rewarding customers with a cash rebate for using their debit card in selected stores was launched for current account holders in the quarter. This is the first free debit card cashback scheme to launch in the UK, offering something innovative to RBS and NatWest customers. Over 400,000 customers had signed up for Cashback Plus by the end of Q3 2013. In addition, more than one million credit card customers were using the Your Points loyalty scheme by the quarter end, receiving a variety of benefits for transacting on their card.

Q3 2013 compared with Q2 2013

•	Operating profit increased by £40 million, or 8%, reflecting good income performance and stable, low levels of impairments.

•
Loans and advances to customers increased as mortgage completions rebounded following advisor  retraining during H1 2013. Credit card balances increased slightly, offset by a small decline in personal advances.

•
Customer deposit balances increased by 2%, with strong balance growth of 5% in instant access savings products. The volume of new instant access accounts increased by 3% to 7.6 million during the quarter.

•	Net interest income was 3% higher.

○ Savings margins improved slightly as fixed rate products rolled off and strong growth in instant access products continued. This was offset by current account margin decline.
○ Mortgage new business margins continued to fall in line with market conditions; however, mortgage volumes increased and overall mortgage book margins remained stable.
•
Non-interest income increased by £29 million as minimal regulatory provisions were taken compared with Q2 2013. Strong transactional income from both debit and credit cards, supported by Cashback Plus and Your Points loyalty schemes respectively also contributed to this increase.

•	Direct costs were 6% higher as continued lower staff costs were more than offset by increased non-staff charges.

○ Direct staff costs declined further as headcount was reduced by 1,400.
○ Direct other costs increased due to a higher FSCS levy and other regulatory charges.
○ Indirect costs increased due to higher technology investment costs.
•	Impairments were 8% lower, driven by lower customer defaults. Recoveries remained strong across the portfolio of impaired debt.

•	Risk elements in lending reduced by £0.5 billion primarily reflecting the write down of unsecured assets and the reclassification of certain mortgage loans.

•	Risk-weighted assets increased as a result of volume growth and minor model recalibrations, primarily in mortgages.

Q3 2013 compared with Q3 2012

•	Operating profit increased by 11% with lower impairment losses and higher income, partly offset by increased costs.

•	Net interest income increased, reflecting higher mortgage balances. Current account balances have grown strongly, however, this has been more than offset by lower rates on hedges.

UK Retail

Key points (continued)

Q3 2013 compared with Q3 2012 (continued)

•
Non-interest income remained broadly flat. Strong transactional income from debit and credit cards, with volumes 10% higher, was offset by lower investment and advice income following the Retail Distribution Review.

•
Direct staff costs decreased, reflecting a 3,200 headcount reduction. Other direct costs increased principally due to higher FSCS levies, regulatory charges and increased marketing activity. Indirect costs reflected higher technology investment expenditure.

•	Impairments were 42% lower as a result of improved asset quality and significantly lower default volumes.

UK Corporate
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	725	715	729	2,146	2,257

Net fees and commissions	328	335	334	984	1,016
Other non-interest income	59	92	75	208	277

Non-interest income	387	427	409	1,192	1,293

Total income	1,112	1,142	1,138	3,338	3,550

Direct expenses
- staff	(229)	(226)	(229)	(683)	(714)
- other	(90)	(113)	(91)	(308)	(265)
Indirect expenses	(221)	(214)	(203)	(643)	(595)

	(540)	(553)	(523)	(1,634)	(1,574)

Operating profit before impairment losses	572	589	615	1,704	1,976
Impairment losses	(150)	(194)	(247)	(529)	(604)

Operating profit	422	395	368	1,175	1,372

Analysis of income by business
Corporate and commercial lending	631	665	613	1,918	1,964
Asset and invoice finance	169	170	176	503	509
Corporate deposits	88	83	141	244	481
Other	224	224	208	673	596

Total income	1,112	1,142	1,138	3,338	3,550

Analysis of impairments by sector
Financial institutions	5	(1)	8	6	12
Hotels and restaurants	7	12	6	37	29
Housebuilding and construction	9	6	14	27	118
Manufacturing	17	5	20	30	39
Private sector education, health, social work,
recreational and community services	36	44	(8)	105	35
Property	41	93	117	203	181
Wholesale and retail trade, repairs	20	7	16	59	65
Asset and invoice finance	5	5	10	11	30
Shipping	(1)	24	29	31	40
Other	11	(1)	35	20	55

Total impairment losses	150	194	247	529	604

UK Corporate

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Financial institutions	0.4%	(0.1%)	0.6%	0.2%	0.3%
Hotels and restaurants	0.5%	0.9%	0.4%	0.9%	0.7%
Housebuilding and construction	1.2%	0.8%	1.6%	1.2%	4.5%
Manufacturing	1.6%	0.5%	1.7%	0.9%	1.1%
Private sector education, health, social work,	1.7%	2.0%	(0.4%)		0.5%
recreational and community services				1.6%
Property	0.7%	1.5%	1.8%	1.2%	0.9%
Wholesale and retail trade, repairs	1.0%	0.3%	0.7%	0.9%	1.0%
Asset and invoice finance	0.2%	0.2%	0.4%	0.1%	0.4%
Shipping	(0.1%)	1.3%	1.5%	0.6%	0.7%
Other	0.2%	-	0.5%	0.1%	0.3%

Total	0.6%	0.7%	0.9%	0.7%	0.7%

Key metrics
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratios
Return on equity (1)	12.4%	11.8%	11.9%	11.7%	15.0%
Net interest margin	3.09%	3.05%	2.99%	3.05%	3.08%
Cost:income ratio	49%	48%	46%	49%	44%

Note:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

UK Corporate

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- financial institutions	4.7	4.6	2%	5.8	(19%)
- hotels and restaurants	5.5	5.5	-	5.6	(2%)
- housebuilding and construction	2.9	2.9	-	3.4	(15%)
- manufacturing	4.3	4.4	(2%)	4.7	(9%)
- private sector education, health, social
work, recreational and community services	8.6	8.7	(1%)	8.7	(1%)
- property	23.1	24.1	(4%)	24.8	(7%)
- wholesale and retail trade, repairs	8.4	8.2	2%	8.5	(1%)
- asset and invoice finance	11.6	11.6	-	11.2	4%
- shipping	7.0	7.3	(4%)	7.6	(8%)
- other	27.7	27.3	1%	26.7	4%

	103.8	104.6	(1%)	107.0	(3%)
Loan impairment provisions	(2.3)	(2.4)	(4%)	(2.4)	(4%)

Net loans and advances to customers	101.5	102.2	(1%)	104.6	(3%)

Total third party assets	107.0	107.6	(1%)	110.2	(3%)
Risk elements in lending	6.0	6.2	(3%)	5.5	9%
Provision coverage (1)	39%	39%	-	45%	(600bp)

Customer deposits	124.9	126.2	(1%)	127.1	(2%)
Loan:deposit ratio (excluding repos)	81%	81%	-	82%	(100bp)

Risk-weighted assets
- Credit risk (non-counterparty)	78.8	79.7	(1%)	77.7	1%
- Operational risk	8.4	8.4	-	8.6	(2%)

	87.2	88.1	(1%)	86.3	1%

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
UK Corporate continues to pursue new initiatives to deliver on its commitment to UK businesses and the communities it operates in.

As part of the division's concerted effort to support its SME customers, UK Corporate is proactively reviewing the business needs of SME customers to understand if they could benefit from the offer of additional facilities. By the end of September 2013, over 10,000 customers had been identified for additional funding under UK Corporate's 'Statements of Appetite' initiative with over £3.8 billion of funding offered to customers.

In Q3 2013 UK Corporate received more lending applications from SME customers than in any other period of 2013. For our larger customers UK Corporate has set aside £1.25 billion of funding for targeted support to housing associations, education sector clients and strategic infrastructure projects.

The division has continued to support the government-backed Funding for Lending Scheme (FLS). Surpassing its original FLS commitment, UK Corporate has now allocated in excess of £4.6 billion of new FLS-related lending to over 26,000 customers, £2.9 billion of which has been drawn. Mid-sized manufacturers are being offered targeted support, with interest rates reduced by more than 1% in some cases. SME customers have benefited from both lower interest rates and the removal of arrangement fees.

UK Corporate

Key points (continued)
In July 2013, RBS announced an independent review by Sir Andrew Large of the lending standards and practices used by RBS and NatWest. The detailed findings of Sir Andrew's report will be addressed in full in the Group's comprehensive business review. UK corporate is committed to adopting a revised strategy and capabilities to enhance support to SMEs and the wider UK economic recovery while maintaining safe and sound lending practices.

Over 8,000 members of the public have benefited from UK Corporate's Business Banking Enterprise Programme in 2013. Through its combination of nationwide start-up surgeries, mobile business schools and business academies, the programme offers support and advice to aspiring entrepreneurs, start-up businesses and established SMEs looking to grow.

Q3 2013 compared with Q2 2013

•	Following growth of 10% in Q2 2013, operating profit increased by a further 7% with a return on equity of 12.4%.

•	Net interest income increased by 1%, benefiting from deposit and asset repricing. The additional day in the quarter helped offset the continued impact of lower yields on current accounts.

•	Non-interest income declined by 9%, primarily from the non-repeat of an equity gain of £20 million recorded in Q2 2013.

•	Total expenses were 2% lower, with no additional customer remediation costs in the quarter.

•	Impairments improved by £44 million, or 23%, with fewer significant individual cases in the mid-to-large corporate business.

•	Risk-weighted assets were £1 billion lower as reduced asset volumes offset the increase resulting from the implementation of regulatory capital model change for shipping exposures.

Q3 2013 compared with Q3 2012

•	Operating profit improved by 15%, principally driven by lower impairment charges.

•	Net interest income declined by 1% with economic factors affecting deposit returns combined with a 4% reduction in lending volumes, partially offset by the repricing initiatives.

•
Non-interest income was down 5%, due to an £18 million reduction in operating lease income (offset by an associated reduction in operating lease depreciation in expenses), lower lending fees and higher derivative close-out costs on impaired assets. These were partially offset by a one-off fair value charge of £25 million recorded on investments in Q3 2012.

•
Total expenses were up 3%, reflecting a £15 million increased allocation of branch network costs. Direct costs remained flat with higher investment spend and costs of the lending review, offset by a £14 million reduction in operating lease depreciation.

•	Impairments improved by £97 million due to fewer significant individual cases.

•
The loan to deposit ratio moved to 81% from 84% in Q3 2012. Lending volumes were down 4% as business demand for credit remained weak, whilst deposits were down 1% reflecting the rebalancing of the Group's liquidity position.

•	Risk-weighted assets increased as a result of regulatory capital model changes, in part offset by reduced asset volumes and movements into default.

Wealth

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	169	162	185	500	542

Net fees and commissions	90	91	94	270	277
Other non-interest income	12	19	13	46	66

Non-interest income	102	110	107	316	343

Total income	271	272	292	816	885

Direct expenses
- staff	(102)	(110)	(103)	(320)	(334)
- other	(30)	(27)	(43)	(81)	(128)
Indirect expenses	(78)	(77)	(75)	(235)	(226)

	(210)	(214)	(221)	(636)	(688)

Operating profit before impairment losses	61	58	71	180	197
Impairment losses	(1)	(2)	(8)	(8)	(30)

Operating profit	60	56	63	172	167

Analysis of income
Private banking	222	223	237	669	726
Investments	49	49	55	147	159

Total income	271	272	292	816	885

Key metrics	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratios
Return on equity (1)	13.1%	12.1%	13.8%	12.4%	12.0%
Net interest margin	3.56%	3.41%	3.88%	3.51%	3.74%
Cost:income ratio	77%	79%	76%	78%	78%

Note:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

Wealth

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- mortgages	8.7	8.7	-	8.8	(1%)
- personal	5.6	5.7	(2%)	5.5	2%
- other	2.6	2.7	(4%)	2.8	(7%)

	16.9	17.1	(1%)	17.1	(1%)
Loan impairment provisions	(0.1)	(0.1)	-	(0.1)	-

Net loans and advances to customers	16.8	17.0	(1%)	17.0	(1%)

Risk elements in lending	0.3	0.3	-	0.2	50%
Provision coverage (1)	38%	39%	(100bp)	44%	(600bp)
Assets under management (excluding deposits)	30.5	31.1	(2%)	28.9	6%
Customer deposits	38.1	38.9	(2%)	38.9	(2%)

Loan:deposit ratio (excluding repos)	44%	44%	-	44%	-

Risk-weighted assets
- Credit risk (non-counterparty)	10.1	10.6	(5%)	10.3	(2%)
- Market risk	0.1	-	100%	0.1	-
- Operational risk	1.9	1.9	-	1.9	-

	12.1	12.5	(3%)	12.3	(2%)

Note:

(1)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points
In Q3 2013, Coutts made further progress in implementing its UK strategy. The new advice proposition, post the UK's Retail Distribution Review, has delivered over £2 billion of assets under advice year to date.

Coutts continues to streamline client-facing processes and drive greater benefits from its global technology platform. It recently announced a reduction in the London property footprint from 11 buildings to 2 in order to drive further synergies. Good progress continues with the restructuring and investment in the international trust business including the closure of the Berne office in Q3 2013.

Q3 2013 compared with Q2 2013

•	Operating profit was up £4 million primarily due to lower expenses reflecting the continued focus on cost reduction.

•
Income was down £1 million, with a 7% decrease in non-interest income partially offset by a 4% increase in net interest income. The increase in net interest income is a result of Wealth's repricing initiatives on deposits. This follows a reduction in the spread earned on a number of deposit products, reflecting lower Group funding requirements. Lower non-interest income was largely due to lower transactional activity in the international businesses.

•	Expenses decreased by 2% reflecting reduced headcount, from efficiency gains following investment in the global platform infrastructure, and a continued focus on discretionary costs.

•
Client assets and liabilities managed by the division declined by 2% with a reduction in deposits, following repricing initiatives in the UK, and a reduction in assets under management, due to movements in exchange rates. Lending remained broadly stable.

•	Impairments were £1 million lower, as the credit quality of the loan book remained strong.

Wealth

Key points (continued)

Q3 2013 compared with Q3 2012

•	Operating profit was down 5% with lower income only partially offset by reduced expenses and impairment losses.

•	Net interest income declined by 9%, reflecting lower spreads on a number of deposit products. Non-interest income was 5% lower as market volatility led to a decrease in investment income.

•	Expenses fell by 5% due to reduced headcount and continued management of the cost base.

•
Client assets and liabilities managed by the division were flat. Lending was stable while deposits declined by 2% as a result of repricing activity in Q3 2013. Assets under management increased by 3% due to net inflows of £1 billion primarily in the international business.

•	Impairments were £7 million lower.

International Banking

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	166	177	227	540	721
Non-interest income	288	291	308	864	917

Total income	454	468	535	1,404	1,638

Direct expenses
- staff	(137)	(136)	(134)	(407)	(477)
- other	(41)	(34)	(48)	(113)	(144)
Indirect expenses	(165)	(157)	(166)	(483)	(504)

	(343)	(327)	(348)	(1,003)	(1,125)

Operating profit before impairment losses	111	141	187	401	513
Impairment losses	(28)	(99)	(12)	(182)	(74)

Operating profit	83	42	175	219	439

Of which:
Ongoing businesses	83	42	171	219	452
Run-off businesses	-	-	4	-	(13)

Analysis of income by product
Cash management	189	177	224	553	738
Trade finance	77	71	76	218	221
Loan portfolio	188	220	228	632	658

Ongoing businesses	454	468	528	1,403	1,617
Run-off businesses	-	-	7	1	21

Total income	454	468	535	1,404	1,638

Analysis of impairments by sector
Manufacturing and infrastructure	-	87	2	127	21
Property and construction	20	9	-	15	7
Transport and storage	8	-	-	32	(4)
Telecommunications, media and technology	-	(7)	-	(7)	9
Banks and financial institutions	-	-	12	-	43
Other	-	10	(2)	15	(2)

Total impairment losses	28	99	12	182	74

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements)	0.3%	1.0%	0.1%	0.6%	0.2%

International Banking

Key metrics	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratios (ongoing businesses)
Return on equity (1)	4.7%	2.3%	10.3%	4.1%	9.5%
Net interest margin	1.47%	1.62%	1.70%	1.61%	1.65%
Cost:income ratio	76%	70%	65%	71%	67%

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (2)
- manufacturing and infrastructure	15.0	16.6	(10%)	15.8	(5%)
- property and construction	2.2	2.4	(8%)	2.4	(8%)
- transport and storage	3.2	3.5	(9%)	2.5	28%
- telecommunications, media and technology	2.3	1.7	35%	2.2	5%
- banks and financial institutions	8.4	7.7	9%	9.1	(8%)
- other	10.8	8.7	24%	10.2	6%

	41.9	40.6	3%	42.2	(1%)
Loan impairment provisions	(0.3)	(0.4)	(25%)	(0.4)	(25%)

Net loans and advances to customers	41.6	40.2	3%	41.8	-
Loans and advances to banks	5.5	5.6	(2%)	4.8	15%
Securities	2.4	2.5	(4%)	2.6	(8%)
Cash and eligible bills	0.3	0.2	50%	0.5	(40%)
Other	3.5	3.4	3%	3.3	6%

Total third party assets (excluding derivatives
mark-to-market)	53.3	51.9	3%	53.0	1%
Risk elements in lending	0.5	0.5	-	0.4	25%
Provision coverage (3)	64%	75%	(1,100bp)	93%	(2,900bp)

Customer deposits (excluding repos)	47.6	46.0	3%	46.2	3%
Bank deposits (excluding repos)	5.3	6.1	(13%)	5.6	(5%)
Loan:deposit ratio (excluding repos)	87%	87%	-	91%	(400bp)

Risk-weighted assets
- Credit risk (non-counterparty)	43.7	45.0	(3%)	46.7	(6%)
- Operational risk	4.7	4.7	-	5.2	(10%)

	48.4	49.7	(3%)	51.9	(7%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for the ongoing businesses.

(2)	Excludes disposal groups.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Run-off businesses (1)
Total income	-	-	7	1	21
Direct expenses	-	-	(3)	(1)	(34)

Operating profit/(loss)	-	-	4	-	(13)

Note:

(1)	Run-off businesses consist of the exited corporate finance business.

International Banking

Key points
International Banking remains focused on serving customers through its country network using its core strengths: debt financing, risk management and transaction services. Business conditions remained difficult during Q3 2013, with persistent low interest rates and broader margin compression.

In Q3 2013, International Banking continued to strengthen its balance sheet. Despite an underlying increase from the ongoing roll out of credit models, the division's risk-weighted assets were down 3% year on year.

Q3 2013 compared with Q2 2013

•	Operating profit was up £41 million, driven by lower impairments.

•	Income decreased by £14 million, or 3%:
○
Loan portfolio income was down 15%, with lower net interest income from a smaller portfolio asset base (due to increased repayments by customers actively managing their debt profiles) partially offset by increased revenues from capital management and hedging activities.

○ Cash management income was up £12 million, reflecting strategic improvements in the deposit mix.
○ Trade finance was up 8%, driven by loan growth, particularly in Asia.
•	Total expenses increased by £16 million, due to a £6 million increase related to risk management activities and an £8 million increase in indirect costs.

•	Impairment losses were £71 million lower than in Q2 2013, which included two large single-name provisions.

•
Third party assets were up 3%, reflecting growth in Trade finance as the business continues to grow capital efficient lending. This was partially offset by a lower asset base in the loan portfolio due to increased levels of customer repayments.

•	Risk-weighted assets decreased by 3%, partly due to movements in exchange rates.

•	Return on equity was 5% compared with 2% in Q2 2013.

Q3 2013 compared with Q3 2012

•	Operating profit decreased by £92 million as a result of a decline in income and increased impairments, partially offset by lower costs.

•	Income was 15% lower:
○ Cash management income was down 16% reflecting a decline in three-month LIBOR as well as increased funding costs of liquidity buffer requirements.
○ Loan portfolio income was down 18% as a result of a lower asset base, resulting in decreased net interest income year on year.
•
Expenses declined by £5 million,
reflecting continued emphasis on cost control with timely run-off of discontinued business. Tighter management of technology and infrastructure support costs also delivered savings.

•	Impairments were £16 million higher primarily due to a single provision in Q3 2013.

•	Third party assets declined by 9% following increased levels of customer repayments as customers continued to manage down their debt profile.

•	Risk-weighted assets were down 3%, as management action mitigated credit model increases.

Ulster Bank

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	154	154	163	462	488

Net fees and commissions	35	35	36	104	109
Other non-interest income	25	53	14	98	36

Non-interest income	60	88	50	202	145

Total income	214	242	213	664	633

Direct expenses
- staff	(64)	(67)	(54)	(188)	(161)
- other	(15)	(12)	(13)	(42)	(35)
Indirect expenses	(63)	(65)	(59)	(188)	(188)

	(142)	(144)	(126)	(418)	(384)

Operating profit before impairment losses	72	98	87	246	249
Impairment losses	(204)	(263)	(329)	(707)	(1,046)

Operating loss	(132)	(165)	(242)	(461)	(797)

Analysis of income by business
Corporate	76	88	85	246	275
Retail	101	120	93	310	267
Other	37	34	35	108	91

Total income	214	242	213	664	633

Analysis of impairments by sector
Mortgages	30	91	155	211	511
Commercial real estate
- investment	104	51	78	201	169
- development	12	12	14	38	38
Other corporate	51	111	75	237	292
Other lending	7	(2)	7	20	36

Total impairment losses	204	263	329	707	1,046

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Mortgages	0.6%	1.8%	3.3%	1.5%	3.6%
Commercial real estate					-
- investment	11.6%	5.7%	8.7%	7.4%	6.3%
- development	6.9%	6.9%	8.0%	7.2%	7.2%
Other corporate	2.8%	5.9%	3.9%	4.4%	5.1%
Other lending	2.3%	(0.6%)	2.2%	2.2%	3.7%

Total	2.6%	3.2%	4.1%	3.0%	4.3%

Ulster Bank

Key metrics	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratios
Return on equity (1)	(12.0%)	(14.1%)	(20.4%)	(13.2%)	(22.0%)
Net interest margin	1.86%	1.85%	1.92%	1.85%	1.87%
Cost:income ratio	66%	60%	59%	63%	61%

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
Mortgages	19.2	19.8	(3%)	19.2	-
Commercial real estate
- investment	3.6	3.6	-	3.6	-
- development	0.7	0.7	-	0.7	-
Other corporate	7.2	7.5	(4%)	7.8	(8%)
Other lending	1.2	1.3	(8%)	1.3	(8%)

	31.9	32.9	(3%)	32.6	(2%)
Loan impairment provisions	(4.5)	(4.4)	2%	(3.9)	15%

Net loans and advances to customers	27.4	28.5	(4%)	28.7	(5%)

Risk elements in lending
Mortgages	3.3	3.4	(3%)	3.1	6%
Commercial real estate
- investment	2.1	1.9	11%	1.6	31%
- development	0.4	0.5	(20%)	0.4	-
Other corporate	2.5	2.6	(4%)	2.2	14%
Other lending	0.2	0.2	-	0.2	-

Total risk elements in lending	8.5	8.6	(1%)	7.5	13%
Provision coverage (2)	52%	52%	-	52%	-

Customer deposits	22.2	23.1	(4%)	22.1	-
Loan:deposit ratio (excluding repos)	123%	123%	-	130%	(700bp)

Risk-weighted assets
- Credit risk
- non-counterparty	29.6	31.3	(5%)	33.6	(12%)
- counterparty	0.4	0.6	(33%)	0.6	(33%)
- Market risk	0.1	0.3	(67%)	0.2	(50%)
- Operational risk	1.7	1.7	-	1.7	-

	31.8	33.9	(6%)	36.1	(12%)

Spot exchange rate - €/£	1.196	1.169		1.227

Notes:

(1)
Divisional return on equity is based on divisional operating loss after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Ulster Bank

Key points
Operating results showed further improvement in Q3 2013 primarily due to lower impairment losses. Ulster Bank's investment in programmes to assist customers in financial difficulty has resulted in six consecutive months of declining mortgage arrears and this, coupled with stabilising economic conditions, has driven an improved impairment performance.

Ulster Bank is committed to supporting economic recovery across the island of Ireland. The bank continued to re-affirm its commitment to serving customers well, supporting business and giving back to the communities where it operates. A number of new initiatives were delivered in Q3 2013 that demonstrate Ulster Bank's core values.

Serving our customers well

●
In the quarter, Ulster Bank customers completed 46% of transactions through digital channels. This was supported by further enhancements to mobile services and smart phone apps that allow customers to withdraw money from an ATM without a debit card, make payments using only a mobile number and view up to seven years of transaction history.

●	Over 7,000 business customers have registered for the "Anytime for Business" online banking service since its launch in Q2 2013.

●	Customers now have access to a customer advisor in real time via Webchat 24 hours a day, 7 days a week.

Supporting Enterprise and Communities:

●
Working in partnership with others, Ulster Bank provides funding for a range of initiatives such as SmallBusinessCan and BusinessWomenCan to build long-term financial health and employability. During Q3 2013 this was recognised in the National Chambers Ireland Corporate Social Responsibility Awards where Ulster Bank won the Marketplace award for BusinessWomenCan.

●	Through the Bank of England and HM Treasury Funding for Lending Scheme Ulster Bank has committed over £100 million of new lending to Northern Ireland businesses.

●	The bank's "One Week in June" initiative raised £430,000 for a number of Irish charities through a series of fundraising events involving both staff and customers.

Helping customers in financial difficulty

●
Ulster Bank has invested strategically in people, systems and a suite of tailored solutions to make it easier for customers to enter into arrangements to stay in their homes and remain economically active. Customers in financial difficulty are continuously encouraged to engage with the bank.

Q3 2013 compared with Q2 2013

●	Operating results improved by £33 million, or 20%, primarily due to lower impairment losses on the mortgage portfolio reflecting investment in programmes to support customers in arrears.

●
Income fell by £28 million in the quarter reflecting a reduced mark-to-market benefit on derivative instruments executed to hedge interest rate basis risk in the mortgage portfolio. Net interest income remained stable at £154 million with net interest margin increasing by 1 basis point to 1.86%.

●	Total expenses were £2 million, or 1%, lower, driven by the benefits of cost saving initiatives and the non-recurrence of an impairment charge on own property assets in Q2 2013.

●
Impairment losses fell by £59 million, or 22%, with a significant reduction in losses on the mortgage portfolio as residential property prices stabilised. Impairment losses within the corporate portfolio remained elevated with a small number of significant charges on individual counterparty exposures.

Ulster Bank

Key points (continued)

Q3 2013 compared with Q2 2013 (continued)

●
The loan:deposit ratio remained steady at 123%. Loan balances fell by 1% on a constant currency basis reflecting limited new lending due to low levels of demand. Retail and SME deposit balances were stable during the quarter, although total deposit balances declined by 2% on a constant currency basis driven by a reduction in Corporate Term balances.

Q3 2013 compared with Q3 2012

●	Operating results improved significantly, by £110 million or 45%, driven by lower impairment losses.

●
Income was marginally higher at £214 million. Net interest income was down £9 million reflecting a lower return on the bank's capital base coupled with the cost of deposit raising. Net interest margin decreased by 6 basis points to 1.86%. Non-interest income increased by £10 million primarily due to a mark-to-market benefit on derivative instruments.

●	Expenses increased by £16 million, or 13%, reflecting further investment in programmes to support customers in financial difficulty, the cost of mandatory change programmes and higher pension charges.

●	Impairment losses decreased by £125 million, or 38%, reflecting a reduction in losses on the mortgage portfolio as residential property prices stabilised.

●
The progress made during 2012 to strengthen the balance sheet continued into 2013 with deposit balances 6% higher than Q3 2012 on a constant currency basis. As a result, the loan to deposit ratio improved to 123% from 141% at Q3 2012.

●	Risk-weighted assets decreased by 9% reflecting a smaller performing loan book and stabilising credit metrics.

US Retail & Commercial (£ Sterling)
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	493	473	488	1,437	1,467

Net fees and commissions	197	192	197	579	594
Other non-interest income	66	86	95	254	290

Non-interest income	263	278	292	833	884

Total income	756	751	780	2,270	2,351

Direct expenses
- staff	(264)	(278)	(254)	(821)	(786)
- other	(249)	(231)	(247)	(726)	(751)
- litigation settlement	-	-	-	-	(88)
Indirect expenses	(42)	(36)	(35)	(108)	(104)

	(555)	(545)	(536)	(1,655)	(1,729)

Operating profit before impairment losses	201	206	244	615	622
Impairment losses	(59)	(32)	(21)	(110)	(68)

Operating profit	142	174	223	505	554

Average exchange rate - US$/£	1.551	1.536	1.581	1.543	1.578

Analysis of income by product
Mortgages and home equity	109	123	139	358	406
Personal lending and cards	106	104	101	310	300
Retail deposits	197	189	213	576	653
Commercial lending	175	167	144	510	455
Commercial deposits	103	98	109	303	333
Other	66	70	74	213	204

Total income	756	751	780	2,270	2,351

Analysis of impairments by sector
Residential mortgages	16	10	(5)	28	(3)
Home equity	27	18	40	64	82
Corporate and commercial	(13)	(11)	(35)	(48)	(57)
Other consumer	24	15	21	61	41
Securities	5	-	-	5	5

Total impairment losses	59	32	21	110	68

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	1.1%	0.7%	(0.3%)	0.6%	(0.1%)
Home equity	0.9%	0.5%	1.2%	0.7%	0.8%
Corporate and commercial	(0.2%)	(0.2%)	(0.6%)	(0.3%)	(0.3%)
Other consumer	1.1%	0.7%	1.0%	0.9%	0.7%

Total	0.4%	0.2%	0.2%	0.3%	0.2%

US Retail & Commercial (£ Sterling)

Key metrics	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratios
Return on equity (1)	6.3%	7.7%	9.7%	7.4%	8.1%
Adjusted return on equity (2)	6.3%	7.7%	9.7%	7.4%	8.8%
Net interest margin	2.99%	2.91%	2.96%	2.94%	3.00%
Cost:income ratio	73%	73%	69%	73%	74%
Adjusted cost:income ratio (2)	73%	73%	69%	73%	71%

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	5.6	5.8	(3%)	5.8	(3%)
- home equity	12.5	13.5	(7%)	13.3	(6%)
- corporate and commercial	24.1	25.2	(4%)	23.8	1%
- other consumer	8.6	8.8	(2%)	8.4	2%

	50.8	53.3	(5%)	51.3	(1%)
Loan impairment provisions	(0.3)	(0.3)	-	(0.3)	-

Net loans and advances to customers	50.5	53.0	(5%)	51.0	(1%)

Total third party assets	71.9	74.6	(4%)	72.8	(1%)
Investment securities	12.9	11.5	12%	12.0	8%
Risk elements in lending
- retail	0.9	0.9	-	0.8	13%
- commercial	0.2	0.2	-	0.3	(33%)

Total risk elements in lending	1.1	1.1	-	1.1	-
Provision coverage (3)	25%	23%	200bp	25%	-

Customer deposits (excluding repos)	58.0	60.1	(3%)	59.2	(2%)
Bank deposits (excluding repos)	0.7	1.6	(56%)	1.8	(61%)
Loan:deposit ratio (excluding repos)	87%	88%	(100bp)	86%	100bp

Risk-weighted assets
- Credit risk
- non-counterparty	50.6	52.7	(4%)	50.8	-
- counterparty	0.6	0.6	-	0.8	(25%)
- Operational risk	4.9	4.9	-	4.9	-

	56.1	58.2	(4%)	56.5	(1%)

Spot exchange rate - US$/£	1.618	1.520		1.616

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Key points

●	Performance is described in full in the US dollar-based financial statements set out on pages 50 to 53.

●	Sterling strengthened relative to the US dollar during Q3 2013, with the spot rate returning to the year end level.

US Retail & Commercial (US Dollar)
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	$m	$m	$m	$m	$m

Income statement
Net interest income	760	726	771	2,217	2,315

Net fees and commissions	302	295	313	892	938
Other non-interest income	101	133	150	392	457

Non-interest income	403	428	463	1,284	1,395

Total income	1,163	1,154	1,234	3,501	3,710

Direct expenses
- staff	(406)	(428)	(401)	(1,267)	(1,240)
- other	(382)	(356)	(393)	(1,119)	(1,187)
- litigation settlement	-	-	-	-	(138)
Indirect expenses	(65)	(54)	(56)	(167)	(164)

	(853)	(838)	(850)	(2,553)	(2,729)

Operating profit before impairment losses	310	316	384	948	981
Impairment losses	(91)	(48)	(33)	(169)	(107)

Operating profit	219	268	351	779	874

Analysis of income by product
Mortgages and home equity	168	189	219	552	641
Personal lending and cards	164	159	159	478	473
Retail deposits	302	291	336	888	1,029
Commercial lending	269	257	228	787	718
Commercial deposits	159	151	173	468	526
Other	101	107	119	328	323

Total income	1,163	1,154	1,234	3,501	3,710

Analysis of impairments by sector
Residential mortgages	24	16	(8)	43	(5)
Home equity	43	27	64	99	129
Corporate and commercial	(21)	(17)	(55)	(74)	(89)
Other consumer	38	22	32	94	65
Securities	7	-	-	7	7

Total impairment losses	91	48	33	169	107

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) by sector
Residential mortgages	1.1%	0.7%	(0.3%)	0.6%	(0.1%)
Home equity	0.9%	0.5%	1.2%	0.7%	0.8%
Corporate and commercial	(0.2%)	(0.2%)	(0.6%)	(0.3%)	(0.3%)
Other consumer	1.1%	0.7%	1.0%	0.9%	0.7%

Total	0.4%	0.2%	0.2%	0.3%	0.2%

US Retail & Commercial (US Dollar)

Key metrics
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratios
Return on equity (1)	6.3%	7.7%	9.7%	7.4%	8.1%
Adjusted return on equity (2)	6.3%	7.7%	9.7%	7.4%	8.8%
Net interest margin	2.99%	2.91%	2.96%	2.94%	3.00%
Cost:income ratio	73%	73%	69%	73%	74%
Adjusted cost:income ratio (2)	73%	73%	69%	73%	71%

	30 September	30 June		31 December
	2013	2013		2012
	$bn	$bn	Change	$bn	Change

Capital and balance sheet
Loans and advances to customers (gross)
- residential mortgages	9.1	8.9	2%	9.4	(3%)
- home equity	20.2	20.4	(1%)	21.5	(6%)
- corporate and commercial	39.0	38.3	2%	38.5	1%
- other consumer	13.9	13.4	4%	13.5	3%

	82.2	81.0	1%	82.9	(1%)
Loan impairment provisions	(0.4)	(0.4)	-	(0.5)	(20%)

Net loans and advances to customers	81.8	80.6	1%	82.4	(1%)

Total third party assets	116.4	113.3	3%	117.7	(1%)
Investment securities	20.9	17.4	20%	19.5	7%
Risk elements in lending
- retail	1.4	1.3	8%	1.3	8%
- commercial	0.3	0.4	(25%)	0.6	(50%)

Total risk elements in lending	1.7	1.7	-	1.9	(11%)
Provision coverage (3)	25%	23%	200bp	25%	-

Customer deposits (excluding repos)	93.9	91.4	3%	95.6	(2%)
Bank deposits (excluding repos)	1.1	2.4	(54%)	2.9	(62%)
Loan:deposit ratio (excluding repos)	87%	88%	(100bp)	86%	100bp

Risk-weighted assets
- Credit risk
- non-counterparty	81.9	79.9	3%	82.0	-
- counterparty	0.9	1.0	(10%)	1.4	(36%)
- Operational risk	8.0	7.5	7%	7.9	1%

	90.8	88.4	3%	91.3	(1%)

Notes:

(1)	Divisional return on equity is based on divisional operating profit after tax divided by average notional equity (based on 10% of monthly average of divisional RWAs, adjusted for capital deductions).
(2)	Excludes the litigation settlement in Q1 2012 and net gain on sale of Visa B shares in Q2 2012.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

US Retail & Commercial (US Dollar)

Key points
In Q3 2013, US R&C continued to make progress in developing a differentiated customer proposition across both its consumer and commercial activities. We continue to make significant investments to deliver enhanced products and services to customers, to improve our operating platforms, and to increase efficiency. We have commenced our IPO preparation and are developing and implementing plans to improve operating performance and to prepare for public company readiness.

Consumer Banking continued to improve customer service with the installation of an additional 357 intelligent deposit machines in the quarter. Consumer Banking also continued to grow and deepen customer relationships, evidenced by the upward trends in online banking usage and online bill payments. Moreover, our mobile banking application was ranked the "highest customer rated" app on both Android and iOS platforms by Extreme Labs in July 2013.

Commercial Banking continued to see results from investments in its value proposition, which is based on thought leadership and product capabilities. Specifically, Q2 2013 Greenwich Middle Market Syndicated Study results versus Q1 2013 showed an increase for client satisfaction, increasing from 66% to 75%, an increase in Lead Relationships as a percentage of customers, increasing from 54% to 59% and an increase in Proactively Provides Advice & Solutions, increasing from 58% to 68%. Our US Middle Market Syndications Bookrunner most recent ranking also improved from #10 in Q1 2013 to #9.

Commercial Banking also launched several growth initiatives, including expanding the Mid-Corporate segment nationally as well as growing the Franchise Finance, Lender Finance, Commercial Real Estate and other key industry verticals. While initial efforts have been focused on securing approvals and on-boarding new talent, the initiatives have already led to incremental loan growth.

Q3 2013 compared with Q2 2013

•
Operating profit of $219 million was down $49 million, or 18%, largely driven by an increase in impairment losses. A sluggish economic recovery, combined with significant market liquidity resulted in intensified competition in loan markets. Low short-term rates limited net interest margin expansion and the rise in long-term rates dramatically slowed mortgage refinance volumes.

•	Higher rates led us to purchase incremental investment securities of $3.5 billion during the quarter, reversing first half run-off.

•	Net interest income was up $34 million, or 5%, due to the larger investment portfolio, commercial loan growth and favourable funding costs. Net interest margin increased by 8 basis points to 2.99%.

•
Loans and advances were up 1%. Commercial loans were up 2% despite competition for lending opportunities. Consumer loans were up 1% driven by a strategic initiative to purchase residential mortgages and hold more originations on balance sheet.

•
Non-interest income was down $25 million, or 6%, reflecting lower securities gains, down $17 million to $25 million, and mortgage banking fees, down $17 million to $30 million, as refinancing volumes slowed, partially offset by higher commercial banking fee income.

US Retail & Commercial (US Dollar)

Key points (continued)

Q3 2013 compared with Q2 2013 (continued)

•
Direct expenses were broadly in line with Q2 2013 reflecting the phasing of the annual incentive accruals and a seasonal decrease in payroll taxes, largely offset by a lower mortgage servicing rights impairment recapture.

•
Impairment losses remained relatively low at $91 million, or 0.4% of loans and advances to customers. The credit environment remained broadly stable in the quarter. The increase in impairment losses was driven by a moderate increase in consumer charge-offs and a lower level of reserve release.

Q3 2013 compared with Q3 2012

•
Operating profit of $219 million decreased by $132 million, or 38%, largely driven by lower income and an increase in impairment losses. The operating environment and market conditions remained challenging, with intense competition for loans and an extended period of low short-term rates.

•
Net interest income was down 1% due to consumer loan run-off and the effect of prevailing economic conditions on asset yields partially offset by commercial loan growth and the benefit of interest rate swaps.

•	Loans and advances were flat with strong commercial loan growth of 5% offset by run-off of long-term fixed-rate consumer products.

•
Customer deposits were down 3% due to planned run-off of high priced time deposits partially offset by growth achieved in checking balances. Consumer checking balances grew by 4% while small business checking balances grew by 6% over the year.

•
Non-interest income was down $60 million, or 13%, reflecting lower mortgage banking fees, down $41 million to $30 million, deposit fees, down $11 million to $130 million, and securities gains, down $27 million to $25 million, partially offset by higher commercial banking fee income.

•	Direct expenses were down $6 million, or 1%, reflecting a mortgage servicing rights recapture partially offset by the cost of regulatory compliance and new technology investments.

•	The credit environment remained broadly stable over the year. The increase in impairment losses was driven by lower levels of reserve release.

Markets
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income from banking activities	41	26	11	97	67

Net fees and commissions receivable	50	49	77	176	277
Income from trading activities	730	747	933	2,393	3,398
Other operating income (net of related funding costs)	13	-	21	30	100

Non-interest income	793	796	1,031	2,599	3,775

Total income	834	822	1,042	2,696	3,842

Direct expenses
- staff	(299)	(301)	(396)	(985)	(1,366)
- other	(148)	(207)	(163)	(537)	(515)
Indirect expenses	(178)	(178)	(194)	(535)	(576)

	(625)	(686)	(753)	(2,057)	(2,457)

Operating profit before impairment losses	209	136	289	639	1,385
Impairment recoveries/(losses)	1	(43)	6	(58)	(15)

Operating profit	210	93	295	581	1,370

Of which:
Ongoing businesses (1)	217	92	317	563	1,162
Run-off and recovery businesses	(7)	1	(22)	18	208

Analysis of income by product
Rates	390	246	384	864	1,599
Currencies	257	306	202	786	568
Asset backed products	125	166	394	739	1,153
Credit markets	187	152	178	556	578

Total income ongoing businesses	959	870	1,158	2,945	3,898
Inter-divisional revenue share	(162)	(149)	(161)	(480)	(539)
Run-off and recovery businesses	37	101	45	231	483

Total income	834	822	1,042	2,696	3,842

Memo - Fixed income and currencies
Total income ongoing businesses	959	870	1,158	2,945	3,898
Less: primary credit markets	(146)	(136)	(113)	(433)	(414)

Total fixed income and currencies	813	734	1,045	2,512	3,484

Note:

(1)	The ongoing businesses include the Rates, Currencies, Asset backed products and Credit markets areas.

Markets

Key metrics	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratios
Return on equity (1)	7.0%	2.8%	7.6%	5.9%	11.5%
Cost:income ratio	75%	83%	72%	76%	64%
Compensation ratio (2)	36%	37%	38%	37%	36%

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross)	24.4	28.2	(13%)	29.8	(18%)
Loan impairment provisions	(0.2)	(0.2)	-	(0.2)	-

Net loans and advances to customers	24.2	28.0	(14%)	29.6	(18%)
Net loans and advances to banks	15.5	16.0	(3%)	16.6	(7%)
Reverse repos	95.6	98.9	(3%)	103.8	(8%)
Securities	71.4	84.9	(16%)	92.4	(23%)
Cash and eligible bills	19.6	18.0	9%	30.2	(35%)
Other	21.9	22.1	(1%)	11.9	84%

Total third party assets (excluding derivatives
mark-to-market)	248.2	267.9	(7%)	284.5	(13%)
Net derivative assets (after netting)	18.6	21.0	(11%)	21.9	(15%)

Provision coverage (3)	77%	78%	(100bp)	77%	-

Customer deposits (excluding repos)	25.8	26.4	(2%)	26.3	(2%)
Bank deposits (excluding repos)	29.3	34.0	(14%)	45.4	(35%)

Risk-weighted assets
- Credit risk
- non-counterparty	10.5	12.5	(16%)	14.0	(25%)
- counterparty	26.5	30.8	(14%)	34.7	(24%)
- Market risk	26.4	33.7	(22%)	36.9	(28%)
- Operational risk	9.8	9.8	-	15.7	(38%)

	73.2	86.8	(16%)	101.3	(28%)

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions).

(2)	Compensation ratio is based on staff costs as a percentage of total income.
(3)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

Markets

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
Income statement (ongoing business)	£m	£m	£m	£m	£m

Total income	800	724	1,004	2,475	3,385
Direct expenses	(408)	(464)	(508)	(1,397)	(1,655)
Indirect expenses	(176)	(176)	(192)	(528)	(570)
Impairment recoveries	1	8	13	13	2

Operating profit	217	92	317	563	1,162

Performance ratios (ongoing business)

Return on equity (1)	9.3%	3.6%	10.2%	7.4%	12.3%
Cost:income ratio	73%	88%	70%	78%	66%
Compensation ratio (2)	34%	38%	36%	37%	36%

			30 September	30 June	31 December
			2013	2013	2012
Balance sheet (ongoing business)			£bn	£bn	£bn

Total third party assets (excluding derivatives mark-to-market)			231.4	247.5	259.3
Risk-weighted assets			56.9	68.6	79.1

Notes:

(1)
Divisional return on equity is based on divisional operating profit after tax, divided by average notional equity (based on 10% of the monthly average of divisional RWAs, adjusted for capital deductions), for ongoing businesses.

(2)	Compensation ratio is based on staff costs as a percentage of total income.

Key points
Markets operating profit recovered in Q3 2013, compared with the prior quarter, despite subdued client activity remaining subdued. The trading performance in the Rates business improved and Credit benefitted from a strong performance in Corporate Debt Capital Markets. Costs were significantly lower than both Q2 2013 and Q3 2012, reflecting headcount reductions and tight control of discretionary expenditure.

Markets continued to focus on reducing its balance sheet and managing risk. Third party assets were £36 billion lower than at 31 December 2012 and risk-weighted assets were down £28 billion, consistent with the previously announced objective of reaching £80 billion Basel III risk-weighted assets by the end of 2014.

Q3 2013 compared with Q2 2013

•
Operating profit increased by £117 million.  Income improved, despite the summer slowdown, weak recovery in the European economy and uncertainty surrounding the Federal Reserve's tapering of quantitative easing.  Costs fell by 9% and impairment losses were negligible.

•	Rates income rebounded following an improved trading performance.

•	Currencies continued to perform well. Spot FX remained strong and FX Options continued to benefit from opportunities in a volatile market, albeit to a lesser extent than in Q2 2013.

•
Asset Backed Products was affected by market expectations of a tapering of the Federal Reserve's programme of quantitative easing and subdued client activity. This, combined with the deliberate balance sheet reduction, resulted in lower income.

•	Credit Markets benefited from good levels of activity in Corporate Debt Capital Market income and gains in Flow Credit as credit spreads generally tightened.

•	Costs fell by 9%, driven by ongoing cost saving initiatives and a lower level of legal costs.

•
Markets continued to make significant progress in reducing the scale of its balance sheet and capital. Third party assets fell by a further £20 billion. Risk-weighted assets also fell, by £14 billion, driven by management action to reduce exposures and mitigate risk.

Markets

Key points (continued)

Q3 2013 compared with Q3 2012

•	The strategic repositioning of Markets drove a significant reduction in third party assets and risk-weighted assets.

•	Costs fell by 17%, driven by a reduction in headcount of 1,000 and a continued focus on discretionary expenditure.

•
Income was lower as Asset Backed Products, in particular, was down due an aggressive reduction in balance sheet deployed by the business coupled with limited demand as the market anticipated a tapering of quantitative easing by the Federal Reserve. This contrasted with Q3 2012, which benefited from a sustained rally as investors searched for yield.

•	Rates increased slightly despite the uncertainty surrounding the Federal Reserve's quantitative easing programme and the slow recovery of the European markets.

•	Currencies income was up, Spot FX continued to perform well and FX Options benefited from recent volatility in emerging markets currencies.

•	Credit Markets benefitted from a stronger performance in Corporate Debt Capital Markets.

Central items

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Central items not allocated	(19)	140	149	85	(34)

Note:

(1)	Costs/charges are denoted by brackets.

Funding and operating costs have been allocated to operating divisions based on direct service usage, the requirement for market funding and other appropriate drivers where services span more than one division.

Residual unallocated items relate to volatile corporate items that do not naturally reside within a division.

Key points

Q3 2013 compared with Q2 2013

•	Central items not allocated were a debit of £19 million compared with a credit of £140 million in Q2 2013.

•
The movement was primarily due to lower gains of £150 million on disposals of available-for-sale securities, down £205 million compared with Q2 2013, and a one-off impairment charge of £65 million in Q3 2013 in respect of a real estate loan. These reductions were partially offset by a £38 million increase in investment income to £55 million and a £50 million reduction in the charge for litigation and conduct matters to £45 million from £95 million in Q2 2013.

Q3 2013 compared with Q3 2012

•	Central items not allocated represented a debit of £19 million compared with a credit of £149 million in Q3 2012.

•
The movement was primarily due to lower gains of £150 million on disposals of available-for-sale securities, down £314 million compared with Q3 2012, and the one-off impairment charge of £65 million. These were partially offset by lower unallocated costs in Group Treasury, down £63 million, higher investment income, up £55 million, a £30 million reduction in the charge for litigation and conduct matters and the non-repeat of IT incident costs of £50 million in Q3 2012.

Non-Core
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Income statement
Net interest income	(33)	30	86	(31)	287

Net fees and commissions	6	18	17	44	77
(Loss)/income from trading activities	(109)	134	(203)	70	(604)
Other operating income
- rental income	40	33	73	121	374
- other (1)	(23)	58	77	43	186

Non-interest income	(86)	243	(36)	278	33

Total income	(119)	273	50	247	320

Direct expenses
- staff	(50)	(55)	(71)	(166)	(226)
- operating lease depreciation	(17)	(14)	(43)	(58)	(195)
- other	(30)	(36)	(30)	(94)	(117)
Indirect expenses	(48)	(51)	(68)	(148)	(199)

	(145)	(156)	(212)	(466)	(737)

Operating (loss)/profit before impairment losses	(264)	117	(162)	(219)	(417)
Impairment losses	(581)	(398)	(424)	(1,412)	(1,520)

Operating loss	(845)	(281)	(586)	(1,631)	(1,937)

Note:

(1)
Includes (losses)/gains on disposals (Q3 2013 - £73 million loss; Q2 2013 - £11 million loss; Q3 2012 - £42 million loss; nine months ended 30 September 2013 - £141 million loss; nine months ended 30 September 2012 - £101 million gain).

Non-Core

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

Analysis of (loss)/income by business
Banking and portfolios	(84)	152	91	60	151
International businesses	(31)	27	60	41	221
Markets	(4)	94	(101)	146	(52)

Total (loss)/income	(119)	273	50	247	320

(Loss)/income from trading activities
Monoline exposures	(21)	25	21	(3)	(170)
Credit derivative product companies	(9)	6	(199)	-	(206)
Asset-backed products	7	16	17	43	85
Other credit exotics	13	-	16	28	(33)
Equities	1	1	1	2	3
Banking book hedges	-	-	(14)	3	(36)
Other	(100)	86	(45)	(3)	(247)

	(109)	134	(203)	70	(604)

Impairment losses
Banking and portfolios (1)	589	415	433	1,445	1,623
International businesses	4	4	16	10	41
Markets	(12)	(21)	(25)	(43)	(144)

Total impairment losses	581	398	424	1,412	1,520

Loan impairment charge as % of gross
customer loans and advances (excluding
reverse repurchase agreements) (2)
Banking and portfolios (3)	5.2%	4.0%	2.8%	4.7%	3.6%
International businesses	4.0%	2.0%	4.5%	3.3%	3.9%
Markets	-	-	0.4%	-	(1.6%)

Total	5.2%	4.0%	2.8%	4.7%	3.6%

Key metrics
	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012

Performance ratio
Net interest margin	(0.35%)	0.15%	0.41%	(0.15%)	0.32%

Notes:

(1)
Includes Ulster Bank impairment losses of £398 million (Q2 2013 - £189 million; Q3 2012 - £164 million; nine months ended 30 September 2013 - £829 million; nine months ended 30 September 2012 - £619 million).

(2)	Includes disposal groups.
(3)
Ulster Bank - 13.2% (Q2 2013 - 5.9%; Q3 2012 - 5.0%; nine months ended 30 September 2013 - 9.1%; nine months ended 30 September 2012 - 6.3%). Banking and portfolios excluding Ulster Bank - 1.9% (Q2 2013 - 3.3%; Q3 2012 - 2.1%; nine months ended 30 September 2013 - 2.8%; nine months ended 30 September 2012 - 2.8%).

Non-Core

	30 September	30 June		31 December
	2013	2013		2012
	£bn	£bn	Change	£bn	Change

Capital and balance sheet
Loans and advances to customers (gross) (1)	40.4	46.4	(13%)	55.4	(27%)
Loan impairment provisions	(11.3)	(11.4)	(1%)	(11.2)	1%

Net loans and advances to customers	29.1	35.0	(17%)	44.2	(34%)

Total third party assets (excluding derivatives)	37.3	45.4	(18%)	57.4	(35%)
Total third party assets (including derivatives)	41.1	50.0	(18%)	63.4	(35%)

Risk elements in lending (1)	19.8	20.9	(5%)	21.4	(7%)
Provision coverage (2)	57%	55%	200bp	52%	500bp
Customer deposits (1)	2.4	2.7	(11%)	2.7	(11%)

Risk-weighted assets
- Credit risk
- non-counterparty	29.2	33.0	(12%)	45.1	(35%)
- counterparty	6.5	7.8	(17%)	11.5	(43%)
- Market risk	4.0	4.3	(7%)	5.4	(26%)
- Operational risk	1.2	1.2	-	(1.6)	175%

	40.9	46.3	(12%)	60.4	(32%)

Notes:

(1)	Excludes disposal groups.
(2)	Provision coverage represents loan impairment provisions as a percentage of risk elements in lending.

	30 September	30 June	31 December
	2013	2013	2012
	£bn	£bn	£bn

Gross customer loans and advances
Banking and portfolios	40.0	45.6	54.5
International businesses	0.4	0.8	0.9

	40.4	46.4	55.4

Risk-weighted assets
Banking and portfolios	36.7	41.4	53.3
International businesses	1.0	1.4	2.4
Markets	3.2	3.5	4.7

	40.9	46.3	60.4

Third party assets (excluding derivatives)
Banking and portfolios	34.8	41.1	51.1
International businesses	0.4	0.8	1.2
Markets	2.1	3.5	5.1

	37.3	45.4	57.4

Non-Core

Third party assets (excluding derivatives)

	30 June	Run-off	Disposals/	Drawings/	Impairments	FX	30 September
	2013		restructuring	roll overs			2013
Quarter ended 30 September 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	18.3	(1.1)	(0.5)	-	(0.5)	(0.2)	16.0
Corporate	19.9	(2.0)	(1.0)	0.2	-	(0.6)	16.5
SME	0.5	(0.1)	-	-	-	-	0.4
Retail	3.0	(0.1)	(0.6)	-	(0.1)	(0.1)	2.1
Other	0.2	-	-	-	-	-	0.2
Markets	3.5	(0.1)	(1.1)	-	-	(0.2)	2.1

Total (excluding derivatives)	45.4	(3.4)	(3.2)	0.2	(0.6)	(1.1)	37.3

	31 March	Run-off	Disposals/	Drawings/	Impairments	FX	30 June
	2013		restructuring	roll overs			2013
Quarter ended 30 June 2013	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	20.1	(0.7)	(0.8)	-	(0.4)	0.1	18.3
Corporate	23.9	(3.1)	(0.9)	0.2	-	(0.2)	19.9
SME	0.8	(0.1)	(0.2)	-	-	-	0.5
Retail	3.2	(0.2)	-	-	-	-	3.0
Other	0.3	(0.1)	-	-	-	-	0.2
Markets	4.6	-	(1.1)	-	-	-	3.5

Total (excluding derivatives)	52.9	(4.2)	(3.0)	0.2	(0.4)	(0.1)	45.4

	30 June	Run-off	Disposals/	Drawings/	Impairments	FX	30 September
	2012		restructuring	roll overs			2012
Quarter ended 30 September 2012	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Commercial real estate	26.9	(0.9)	(0.4)	-	(0.4)	(0.2)	25.0
Corporate	32.8	(2.7)	(1.1)	0.4	-	(0.4)	29.0
SME	1.6	(0.2)	(0.1)	-	-	-	1.3
Retail	4.0	(0.1)	-	-	-	(0.1)	3.8
Other	0.4	-	-	-	-	-	0.4
Markets	6.4	(0.2)	(0.6)	0.1	-	(0.1)	5.6

Total (excluding derivatives)	72.1	(4.1)	(2.2)	0.5	(0.4)	(0.8)	65.1

Note:

(1)	Disposals of £0.2 billion have been signed as at 30 September 2013 but are pending completion (30 June 2013 - £0.4 billion; 30 September 2012 - £0.2 billion).

	30 September	30 June	31 December
	2013	2013	2012
Commercial real estate third party assets	£bn	£bn	£bn

UK (excluding NI)	5.6	6.5	8.9
Ireland (ROI and NI)	4.7	5.3	5.8
Spain	1.2	1.4	1.4
Rest of Europe	4.0	4.4	4.9
USA	0.5	0.7	0.9
RoW	-	-	0.2

Total (excluding derivatives)	16.0	18.3	22.1

Non-Core

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m
Impairment losses by donating division
and sector (1)

UK Retail
Personal	-	-	1	(1)	4

Total UK Retail	-	-	1	(1)	4

UK Corporate
Manufacturing and infrastructure	(3)	(5)	4	(6)	18
Property and construction	16	63	2	139	80
Transport	2	25	-	36	14
Financial institutions	-	(7)	(13)	(8)	(15)
Lombard	2	2	11	4	33
Other	9	6	37	17	54

Total UK Corporate	26	84	41	182	184

Ulster Bank
Commercial real estate
- investment	29	82	61	158	197
- development	356	88	93	599	355
Other corporate	12	16	10	66	61
Other EMEA	1	3	-	6	6

Total Ulster Bank	398	189	164	829	619

US Retail & Commercial
Auto and consumer	15	15	10	43	30
Cards	-	-	(1)	-	3
SBO/home equity	14	19	46	60	108
Residential mortgages	5	1	10	8	17
Commercial real estate	4	7	(9)	10	(10)
Commercial and other	1	-	(8)	(1)	(15)

Total US Retail & Commercial	39	42	48	120	133

International Banking
Manufacturing and infrastructure	9	(49)	(5)	(43)	-
Property and construction	92	124	205	301	527
Transport	(1)	(1)	1	5	148
Telecoms, media and technology	1	1	-	5	27
Financial institutions	(17)	(20)	(19)	(47)	(133)
Other	33	30	(13)	61	10

Total International Banking	117	85	169	282	579

Other
Wealth	-	(1)	1	-	1
Central items	1	(1)	-	-	-

Total Other	1	(2)	1	-	1

Total impairment losses	581	398	424	1,412	1,520

Note:

(1)	Impairment losses include those relating to AFS securities; sector analyses above include allocation of latent impairment charges.

Non-Core

	30 September	30 June	31 December
	2013	2013	2012
	£bn	£bn	£bn

Gross loans and advances to customers (excluding reverse
repurchase agreements) by donating division and sector

UK Corporate
Manufacturing and infrastructure	-	-	0.1
Property and construction	2.2	2.4	3.6
Transport	3.5	3.7	3.8
Financial institutions	-	0.1	0.2
Lombard	0.2	0.3	0.4
Other	0.9	1.4	4.2

Total UK Corporate	6.8	7.9	12.3

Ulster Bank
Commercial real estate
- investment	3.4	3.4	3.4
- development	7.2	7.4	7.6
Other corporate	1.5	1.6	1.6
Other EMEA	-	0.3	0.3

Total Ulster Bank	12.1	12.7	12.9

US Retail & Commercial
Auto and consumer	0.2	0.6	0.6
SBO/home equity	1.7	1.9	2.0
Residential mortgages	0.3	0.4	0.4
Commercial real estate	0.2	0.3	0.4
Commercial and other	0.1	0.1	0.1

Total US Retail & Commercial	2.5	3.3	3.5

International Banking
Manufacturing and infrastructure	1.6	2.1	3.9
Property and construction	9.2	10.5	12.3
Transport	1.6	1.4	1.7
Telecoms, media and technology	0.7	0.8	0.4
Financial institutions	3.4	4.3	4.7
Other	2.4	3.2	3.7

Total International Banking	18.9	22.3	26.7

Other
Wealth	0.1	0.1	-
Central items	-	0.1	-

Total Other	0.1	0.2	-

Gross loans and advances to customers (excluding reverse
repurchase agreements)	40.4	46.4	55.4

Non-Core

Key points
Non-Core third party assets fell to £37 billion, a reduction of £8 billion, or 18%, during the quarter and an overall reduction to date of £221 billion, or 86%, since the division was set up. This has been achieved through a mixture of disposals, run-off and impairments. As at 30 September 2013, the Non-Core funded balance sheet was c.5% of the Group's funded balance sheet compared with 21% when the division was created.

Q3 2013 compared with Q2 2013

•	Third party assets of £37 billion were £8 billion lower, largely reflecting disposals of £3 billion and run-off of £3 billion.

•	Risk-weighted assets decreased by £5 billion, driven by disposals and run-off.

•
Operating loss of £845 million was £564 million higher, driven by adverse income from trading activities, an increase in impairment losses, a fall in net interest income and higher disposal losses (Q3 2013 - £73 million; Q2 - £11 million).

•	Income from trading activities was a loss of £109 million in Q3 2013 compared with a £134 million gain in Q2 2013, reflecting the costs of transactions in Q3 2013.

•
Net interest income decreased by £63 million compared with Q2 2013, which included a one-off interest in suspense recovery of interest of £54 million. In addition, Q3 2013 saw a reduction in net interest income of £28 million resulting from a one-off impact on finance leases following the change in the rate of UK corporation tax.

•	Headcount declined by 14% to 1,900 reflecting divestment activity and run-off across the business.

•	Impairment losses were up £183 million to £581 million. The increase related to Ulster Bank CRE development properties.

Q3 2013 compared with Q3 2012

•	Third party assets fell by £28 billion, or 43%, largely reflecting run-off of £16 billion and disposals of £12 billion, which also led to a reduction in risk-weighted assets, down £31 billion.

•
Operating loss was £259 million higher, with a reduction in income of £169 million and a £157 million increase in impairment losses, partially offset by a reduction in operating expenses of £67 million.

•
Total income decreased by £169 million, principally driven by a fall in net interest income of £119 million. Disposal losses were £31 million higher, other operating income was £69 million lower (as Q3 2012 included positive fair value adjustments) and rental income was £33 million lower (driven by rundown of Lombard Vehicle Management). These factors were partially offset by a £94 million decrease in trading losses.

•	Net interest income was down £119 million predominantly due to a 32% reduction in interest earning assets as a result of disposals and run-off.

•	Trading losses were £94 million lower, principally as a result of restructuring and de-risking activities within the Markets portfolio affecting Q3 2012.

•
Since Q3 2012, headcount has been reduced by approximately 1,400, or 42%, reflecting divestment activity and run-off across the business. Expenses have fallen by £67 million, driven by a £21 million reduction in staff costs and £26 million reduction in operating lease depreciation, principally due to the rundown of Lombard Vehicle Management.

•	Impairment losses were up £157 million to £581 million primarily in the Ulster Bank CRE portfolio, partly offset by reductions in the International Banking portfolio.

Condensed consolidated income statement
for the period ended 30 September 2013

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

Interest receivable	4,207	4,281	4,456	12,767	14,091
Interest payable	(1,427)	(1,514)	(1,647)	(4,550)	(5,462)

Net interest income	2,780	2,767	2,809	8,217	8,629

Fees and commissions receivable	1,382	1,392	1,400	4,090	4,335
Fees and commissions payable	(238)	(250)	(209)	(698)	(589)
Income from trading activities	444	949	334	2,508	1,201
Gain/(loss) on redemption of own debt	13	242	(123)	204	454
Other operating income/(loss)	35	720	(252)	1,367	(692)

Non-interest income	1,636	3,053	1,150	7,471	4,709

Total income	4,416	5,820	3,959	15,688	13,338

Staff costs	(1,895)	(1,840)	(1,987)	(5,622)	(6,532)
Premises and equipment	(544)	(548)	(550)	(1,648)	(1,640)
Other administrative expenses	(1,103)	(1,418)	(1,193)	(3,284)	(3,087)
Depreciation and amortisation	(338)	(349)	(421)	(1,074)	(1,304)

Operating expenses	(3,880)	(4,155)	(4,151)	(11,628)	(12,563)

Profit/(loss) before impairment losses	536	1,665	(192)	4,060	775
Impairment losses	(1,170)	(1,117)	(1,176)	(3,320)	(3,825)

Operating (loss)/profit before tax	(634)	548	(1,368)	740	(3,050)
Tax charge	(81)	(328)	(3)	(759)	(402)

(Loss)/profit from continuing operations	(715)	220	(1,371)	(19)	(3,452)

(Loss)/profit from discontinued operations, net of tax
- Direct Line Group	-	-	62	127	167
- Other	(5)	9	5	6	6

(Loss)/profit from discontinued operations,
net of tax	(5)	9	67	133	173

(Loss)/profit for the period	(720)	229	(1,304)	114	(3,279)
Non-controlling interests	(6)	14	3	(123)	28
Preference share and other dividends	(102)	(101)	(104)	(284)	(186)

(Loss)/profit attributable to ordinary and
B shareholders	(828)	142	(1,405)	(293)	(3,437)

Basic and diluted (loss)/earnings per ordinary and B
share from continuing operations	(7.4p)	1.2p	(13.3p)	(3.6p)	(32.8p)

Basic and diluted (loss)/earnings per ordinary and B
share from continuing and discontinued operations	(7.4p)	1.2p	(12.7p)	(2.6p)	(31.3p)

* Restated - see page 75.

Note:

(1)
In the income statement above, one-off and other items as shown on page 23 are included in the appropriate captions. A reconciliation between the income statement above and the managed view income statement on page 16 is given in Appendix 2 to this announcement.

Condensed consolidated statement of comprehensive income
for the period ended 30 September 2013

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

(Loss)/profit for the period	(720)	229	(1,304)	114	(3,279)

Items that do not qualify for reclassification
Income tax on items that do not qualify for
reclassification	(163)	-	(39)	(163)	(77)

Items that do qualify for reclassification
Available-for-sale financial assets	430	(1,009)	124	(303)	715
Cash flow hedges	(88)	(1,502)	437	(1,624)	1,132
Currency translation	(1,211)	113	(573)	99	(1,069)
Income tax on items that do qualify for reclassification	85	678	(52)	811	(270)

	(784)	(1,720)	(64)	(1,017)	508

Other comprehensive (loss)/income after tax	(947)	(1,720)	(103)	(1,180)	431

Total comprehensive loss for the period	(1,667)	(1,491)	(1,407)	(1,066)	(2,848)

Total comprehensive loss is attributable to:
Non-controlling interests	(13)	(15)	(6)	121	(25)
Preference shareholders	98	81	98	250	174
Paid-in equity holders	4	20	6	34	12
Ordinary and B shareholders	(1,756)	(1,577)	(1,505)	(1,471)	(3,009)

	(1,667)	(1,491)	(1,407)	(1,066)	(2,848)

* Restated - see page 75.

Key points

•
The net gain relating to available-for-sale financial assets during Q3 2013 consisted of unrealised gains on bank and other financial institution securities. In the nine months ended 30 September 2013, the unrealised gains were more than offset by realised gains on the sale of high quality UK, US, German and Dutch sovereign bonds.

•
Cash flow hedging movements during the nine months ended 30 September 2013 reflect the impact of increases in fixed/floating swap rates in the second quarter following statements by central banks indicating future monetary tightening.

•
Currency translation losses during Q3 2013 were principally due to the strengthening of Sterling relative to the US Dollar and Euro by 6.5% and 2.3% respectively. In the nine months ended 30 September 2013, the net currency translation gains reflect the weakening of Sterling against the Euro by 2.5%.

•	Income tax on items that do not qualify for reclassification relates to accumulated actuarial losses and reflected the reduction in the rate of UK Corporation Tax from 23% to 20%.

Condensed consolidated balance sheet
at 30 September 2013

	30 September	30 June	31 December
	2013	2013	2012*
	£m	£m	£m

Assets
Cash and balances at central banks	87,066	89,613	79,290
Net loans and advances to banks	28,206	30,241	29,168
Reverse repurchase agreements and stock borrowing	33,757	37,540	34,783
Loans and advances to banks	61,963	67,781	63,951
Net loans and advances to customers	406,927	418,792	430,088
Reverse repurchase agreements and stock borrowing	62,214	61,743	70,047
Loans and advances to customers	469,141	480,535	500,135
Debt securities	122,886	138,202	157,438
Equity shares	10,363	11,423	15,232
Settlement balances	18,099	17,966	5,741
Derivatives	323,657	373,692	441,903
Intangible assets	13,742	13,997	13,545
Property, plant and equipment	8,476	9,300	9,784
Deferred tax	3,022	3,344	3,443
Interests in associated undertakings	1,852	2,500	776
Prepayments, accrued income and other assets	6,734	6,563	7,044
Assets of disposal groups	2,435	1,313	14,013

Total assets	1,129,436	1,216,229	1,312,295

Liabilities
Bank deposits	38,601	45,287	57,073
Repurchase agreements and stock lending	32,748	34,419	44,332
Deposits by banks	71,349	79,706	101,405
Customer deposits	434,305	437,097	433,239
Repurchase agreements and stock lending	72,636	89,321	88,040
Customer accounts	506,941	526,418	521,279
Debt securities in issue	71,781	79,721	94,592
Settlement balances	18,514	17,207	5,878
Short positions	31,020	27,979	27,591
Derivatives	319,464	370,047	434,333
Accruals, deferred income and other liabilities	14,157	14,376	14,801
Retirement benefit liabilities	3,597	3,579	3,884
Deferred tax	514	694	1,141
Subordinated liabilities	23,720	26,538	26,773
Liabilities of disposal groups	249	306	10,170

Total liabilities	1,061,306	1,146,571	1,241,847

Equity
Non-controlling interests	462	475	1,770
Owners' equity*
Called up share capital	6,697	6,632	6,582
Reserves	60,971	62,551	62,096

Total equity	68,130	69,658	70,448

Total liabilities and equity	1,129,436	1,216,229	1,312,295

* Owners' equity attributable to:
Ordinary and B shareholders	62,376	63,891	63,386
Other equity owners	5,292	5,292	5,292

	67,668	69,183	68,678

* Restated - see page 75.

Average balance sheet

	Quarter ended		Nine months ended
	30 September	30 June	30 September	30 September
	2013	2013	2013	2012*
	%	%	%	%

Average yields, spreads and margins of the
banking business
Gross yield on interest-earning assets of banking business	3.07	3.11	3.09	3.12
Cost of interest-bearing liabilities of banking business	(1.38)	(1.44)	(1.43)	(1.49)

Interest spread of banking business	1.69	1.67	1.66	1.63
Benefit from interest-free funds	0.32	0.33	0.32	0.28

Net interest margin of banking business	2.01	2.00	1.98	1.91

Average interest rates
The Group's base rate	0.50	0.50	0.50	0.50

London inter-bank three month offered rates
- Sterling	0.51	0.51	0.51	0.92
- Eurodollar	0.26	0.28	0.28	0.47
- Euro	0.22	0.21	0.21	0.65

* Restated - see page 75.

Average balance sheet

	Quarter ended			Quarter ended
	30 September 2013			30 June 2013
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	74,222	106	0.57	78,277	114	0.58
Loans and advances to customers	397,184	3,791	3.79	402,679	3,809	3.79
Debt securities	67,990	273	1.59	71,116	359	2.02

Interest-earning assets
- banking business (1,3,5)	539,396	4,170	3.07	552,072	4,282	3.11
- trading business (4)	209,517			227,401

Non-interest earning assets	434,797			512,610

Total assets	1,183,710			1,292,083

Memo: Funded assets	836,564			865,621

Liabilities
Deposits by banks	21,413	92	1.70	24,233	104	1.72
Customer accounts	336,285	692	0.82	339,095	740	0.88
Debt securities in issue	52,216	334	2.54	60,424	368	2.44
Subordinated liabilities	23,906	224	3.72	25,712	225	3.51
Internal funding of trading business	(17,216)	102	(2.35)	(21,078)	97	(1.85)

Interest-bearing liabilities
- banking business (1,2)	416,604	1,444	1.38	428,386	1,534	1.44
- trading business (4)	220,871			232,873

Non-interest-bearing liabilities
- demand deposits	78,912			77,593
- other liabilities	398,516			483,310
Owners' equity	68,807			69,921

Total liabilities and owners' equity	1,183,710			1,292,083

Notes:

(1)
Interest receivable has been increased by £1 million (Q2 2013 - £1 million) and interest payable has been increased by £20 million (Q2 2013 - £23 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)	Interest payable has been decreased by £3 million (Q2 2013 - £3 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.
(3)	Interest receivable has been decreased by £38 million (Q2 2013 - nil) in respect of non-recurring adjustments.
(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Average balance sheet

	Nine months ended			Nine months ended
	30 September 2013			30 September 2012*
	Average			Average
	balance	Interest	Rate	balance	Interest	Rate
	£m	£m	%	£m	£m	%

Assets
Loans and advances to banks	74,493	328	0.59	75,283	379	0.67
Loans and advances to customers	403,383	11,431	3.79	433,877	12,249	3.77
Debt securities	72,723	973	1.79	94,080	1,474	2.09

Interest-earning assets
- banking business (1,3,5)	550,599	12,732	3.09	603,240	14,102	3.12
- trading business (4)	224,936			243,159

Non-interest earning assets	492,094			613,302

Total assets	1,267,629			1,459,701

Memo: Funded assets	863,696			959,817

Liabilities
Deposits by banks	24,616	310	1.68	40,938	461	1.50
Customer accounts	338,044	2,269	0.90	334,177	2,650	1.06
Debt securities in issue	58,130	1,072	2.47	100,043	1,737	2.32
Subordinated liabilities	24,591	640	3.48	21,865	504	3.08
Internal funding of trading business	(17,912)	280	(2.09)	(7,986)	109	(1.82)

Interest-bearing liabilities
- banking business (1,2,3)	427,469	4,571	1.43	489,037	5,461	1.49
- trading business (4)	231,349			253,299

Non-interest-bearing liabilities
- demand deposits	77,525			74,106
- other liabilities	461,781			568,833
Owners' equity	69,505			74,426

Total liabilities and owners' equity	1,267,629			1,459,701

* Restated - see page 75.

Notes:

(1)
Interest receivable has been increased by £3 million (nine months ended 30 September 2012 - £11 million) and interest payable has been increased by £60 million (nine months ended 30 September 2012 - £120 million) to record interest on financial assets and liabilities designated as at fair value through profit or loss. Related interest-earning assets and interest-bearing liabilities have also been adjusted.

(2)
Interest payable has been decreased by £8 million (nine months ended 30 September 2012 - £12 million) to exclude RFS Holdings minority interest. Related interest-bearing liabilities have also been adjusted.

(3)
Interest receivable has been decreased by £38 million (nine months ended 30 September 2012 - nil) and interest payable has been decreased by £31 million (nine months ended 30 September 2012 - £109 million) in respect of non-recurring adjustments.

(4)	Interest receivable and interest payable on trading assets and liabilities are included in income from trading activities.
(5)
Interest income includes amounts (unwind of discount) recognised on impaired loans and receivables. The average balances of such loans are included in average loans and advances to banks and loans and advances to customers.

Condensed consolidated statement of changes in equity
for the period ended 30 September 2013

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

Called-up share capital
At beginning of period	6,632	6,619	6,528	6,582	15,318
Ordinary shares issued	65	13	53	115	196
Share capital sub-division and consolidation	-	-	-	-	(8,933)

At end of period	6,697	6,632	6,581	6,697	6,581

Paid-in equity
At beginning and end of period	979	979	979	979	979

Share premium account
At beginning of period	24,483	24,455	24,198	24,361	24,001
Ordinary shares issued	145	28	70	267	267

At end of period	24,628	24,483	24,268	24,628	24,268

Merger reserve
At beginning and end of period	13,222	13,222	13,222	13,222	13,222

Available-for-sale reserve (1)
At beginning of period	(714)	(10)	(450)	(346)	(957)
Unrealised gains/(losses)	592	(568)	651	606	1,803
Realised gains	(164)	(441)	(528)	(769)	(1,110)
Tax	34	305	36	367	(27)
Recycled to profit or loss on disposal of businesses (2)	-	-	-	(110)	-

At end of period	(252)	(714)	(291)	(252)	(291)

Cash flow hedging reserve
At beginning of period	491	1,635	1,399	1,666	879
Amount recognised in equity	163	(1,118)	713	(696)	1,931
Amount transferred from equity to earnings	(251)	(384)	(276)	(928)	(799)
Tax	44	358	(90)	405	(265)

At end of period	447	491	1,746	447	1,746

Foreign exchange reserve
At beginning of period	5,201	5,072	4,314	3,908	4,775
Retranslation of net assets	(1,338)	44	(637)	92	(1,203)
Foreign currency gains on hedges of net assets	148	70	68	17	156
Tax	7	15	2	4	22
Recycled to profit or loss on disposal of businesses	-	-	-	(3)	(3)

At end of period	4,018	5,201	3,747	4,018	3,747

Capital redemption reserve
At beginning of period	9,131	9,131	9,131	9,131	198
Share capital sub-division and consolidation	-	-	-	-	8,933

At end of period	9,131	9,131	9,131	9,131	9,131

Contingent capital reserve
At beginning and end of period	(1,208)	(1,208)	(1,208)	(1,208)	(1,208)

* Restated - see page 75.

Notes:

(1)	Analysis provided on page 85.
(2)	Net of tax - £35 million charge.
(3)	Net of tax - £1 million charge.

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

Retained earnings
At beginning of period	11,105	10,949	16,615	10,596	18,929
(Loss)/profit attributable to ordinary and B
shareholders and other equity owners
- continuing operations	(723)	241	(1,364)	(116)	(3,416)
- discontinued operations	(3)	2	63	107	165
Equity preference dividends paid	(98)	(81)	(98)	(250)	(174)
Paid-in equity dividends paid, net of tax	(4)	(20)	(6)	(34)	(12)
Actuarial losses recognised in retirement benefit schemes
- tax	(163)	-	(39)	(163)	(77)
Loss on disposal of own shares held	-	(18)	-	(18)	(196)
Shares released for employee benefits	-	(1)	(1)	(1)	(130)
Share-based payments
- gross	26	33	44	22	136
- tax	4	-	2	1	(9)

At end of period	10,144	11,105	15,216	10,144	15,216

Own shares held
At beginning of period	(139)	(211)	(206)	(213)	(769)
Disposal/(purchase) of own shares	1	71	(2)	74	447
Shares released for employee benefits	-	1	1	1	115

At end of period	(138)	(139)	(207)	(138)	(207)

Owners' equity at end of period	67,668	69,183	73,184	67,668	73,184

Non-controlling interests
At beginning of period	475	532	652	1,770	686
Currency translation adjustments and other movements	(21)	(1)	(4)	(7)	(19)
Profit/(loss) attributable to non-controlling interests
- continuing operations	8	(21)	(7)	97	(36)
- discontinued operations	(2)	7	4	26	8
Movements in available-for-sale securities
- unrealised gains	2	-	3	11	4
- realised (gains)/losses	-	-	(2)	-	18
- tax	-	-	-	(1)	-
- recycled to profit or loss on disposal of business (3)	-	-	-	(5)	-
Equity raised	-	-	-	-	1
Equity withdrawn and disposals	-	(42)	-	(1,429)	(16)

At end of period	462	475	646	462	646

Total equity at end of period	68,130	69,658	73,830	68,130	73,830

Total comprehensive income/(loss) recognised
in the statement of changes in equity is
attributable to:
Non-controlling interests	(13)	(15)	(6)	121	(25)
Preference shareholders	98	81	98	250	174
Paid-in equity holders	4	20	6	34	12
Ordinary and B shareholders	(1,756)	(1,577)	(1,505)	(1,471)	(3,009)

	(1,667)	(1,491)	(1,407)	(1,066)	(2,848)

* Restated - see page 75.

For the notes to this table refer to page 72.

Notes

1. Basis of preparation
The Group's condensed consolidated financial statements should be read in conjunction with the 2012 annual accounts which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

In accordance with IFRS 5, Direct Line Group was classified as a discontinued operation in 2012, and prior periods represented.

Going concern
Having reviewed the Group's forecasts, projections and other relevant evidence, the directors have a reasonable expectation that the Group will continue in operational existence for the foreseeable future. Accordingly, the Interim Management Statement for the period ended 30 September 2013 has been prepared on a going concern basis.

2. Accounting policies
There have been no significant changes to the Group's principal accounting policies as set out on pages 360 to 371 of the 2012 Annual Report and Accounts apart from the adoption of a number of new and revised IFRSs that are effective from 1 January 2013 as described below.

IFRS 11 'Joint Arrangements', which supersedes IAS 31 'Interests in Joint Ventures', distinguishes between joint operations and joint ventures. Joint operations are accounted for by the investor recognising its assets and liabilities including its share of any assets held and liabilities incurred jointly and its share of revenues and costs. Joint ventures are accounted for in the investor's consolidated accounts using the equity method. IFRS 11 requires retrospective application.

IAS 27 'Separate Financial Statements' comprises those parts of the existing IAS 27 that deal with separate financial statements. IAS 28 'Investments in Associates and Joint Ventures' covers joint ventures as well as associates; both must be accounted for using the equity method. The mechanics of the equity method are unchanged.

IFRS 12 'Disclosure of Interests in Other Entities' mandates the disclosures in annual financial statements in respect of investments in subsidiaries, joint arrangements, associates and structured entities that are not controlled by the Group.

IFRS 13 'Fair Value Measurement' sets out a single IFRS framework for defining and measuring fair value. It defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also requires disclosures about fair value measurements.

'Disclosures - Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7)' amended IFRS 7 to require disclosures about the effects and potential effects on an entity's financial position of offsetting financial assets and financial liabilities and related arrangements.

Amendments to IAS 1 'Presentation of Items of Other Comprehensive Income' require items that will never be recognised in profit or loss to be presented separately in other comprehensive income from those items that are subject to subsequent reclassification.

'Annual Improvements 2009-2011 Cycle' also made a number of minor changes to IFRSs.

2. Accounting policies (continued)
Implementation of the standards above has not had a material effect on the Group's results.

IAS 19 'Employee Benefits' (revised) requires: the immediate recognition of all actuarial gains and losses; interest cost to be calculated on the net pension liability or asset at the long-term bond rate, such that an expected rate of return will no longer be applied to assets; and all past service costs to be recognised immediately when a scheme is curtailed or amended. Implementation of IAS 19 resulted in an increase in the loss after tax of £21 million for the quarter ended 30 September 2012 and £63 million for the nine months ended 30 September 2012. Prior periods have been restated accordingly.

IFRS 10 'Consolidated Financial Statements' replaces SIC-12 'Consolidation - Special Purpose Entities' and the consolidation elements of the existing IAS 27 'Consolidated and Separate Financial Statements'. IFRS 10 adopts a single definition of control: a reporting entity controls another entity when the reporting entity has the power to direct the activities of that other entity so as to vary returns for the reporting entity. IFRS 10 requires retrospective application. Following implementation of IFRS 10, certain entities that have trust preferred securities in issue are no longer consolidated by the Group. As a result there was a reduction in Non-controlling interests of £0.5 billion with a corresponding increase in Owners' equity (Paid-in equity) as at 30 September 2012. This resulted in an increase in the loss attributable to non-controlling interests of £6 million for the quarter ended 30 September 2012 and £12 million for the nine months ended 30 September 2012, with corresponding increases in the profit attributable to paid-in equity holders. There was no impact on the profit/(loss) attributable to ordinary and B shareholders. Prior periods have been restated accordingly.

Critical accounting policies and key sources of estimation uncertainty
The reported results of the Group are sensitive to the accounting policies, assumptions and estimates that underlie the preparation of its financial statements. The judgements and assumptions that are considered to be the most important to the portrayal of the Group's financial condition are those relating to pensions; goodwill; provisions for liabilities; deferred tax; loan impairment provisions and financial instrument fair values. These critical accounting policies and judgments are described on pages 368 to 371 of the Group's 2012 Annual Report and Accounts.

Recent developments in IFRS
The IASB published:

●
in May 2013 IFRIC 21 'Levies'. This interpretation provides guidance on accounting for the liability to pay a government imposed levy. IFRIC 21 is effective for annual periods beginning on or after 1 January 2014.

●
in May 2013 'Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)'. These amendments align IAS 36's disclosure requirements about recoverable amounts with IASB's original intentions. They are effective for annual periods beginning on or after 1 January 2014.

●
in June 2013 'Novation of Derivatives and Continuation of Hedge Accounting (Amendments to IAS 39)'. These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. They are effective for annual periods beginning on or after 1 January 2014.

The Group is reviewing these requirements to determine their effect, if any, on its financial reporting.

3. Analysis of income, expenses and impairment losses

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

Loans and advances to customers	3,829	3,809	3,938	11,469	12,249
Loans and advances to banks	106	114	106	328	379
Debt securities	272	358	412	970	1,463

Interest receivable	4,207	4,281	4,456	12,767	14,091

Customer accounts	692	740	859	2,269	2,645
Deposits by banks	95	107	131	318	478
Debt securities in issue	315	345	410	1,013	1,619
Subordinated liabilities	223	225	204	670	611
Internal funding of trading businesses	102	97	43	280	109

Interest payable	1,427	1,514	1,647	4,550	5,462

Net interest income	2,780	2,767	2,809	8,217	8,629

Fees and commissions receivable
- payment services	375	355	335	1,064	1,051
- credit and debit card fees	284	275	273	813	808
- lending (credit facilities)	335	345	397	1,033	1,112
- brokerage	117	143	145	369	431
- investment management	109	97	130	319	365
- trade finance	73	75	79	226	250
- other	89	102	41	266	318

	1,382	1,392	1,400	4,090	4,335
Fees and commissions payable - banking	(238)	(250)	(209)	(698)	(589)

Net fees and commissions	1,144	1,142	1,191	3,392	3,746

Foreign exchange	198	255	133	648	568
Interest rate	248	203	378	650	1,476
Credit	116	328	232	996	619
Own credit adjustments	(155)	76	(435)	20	(1,715)
Other	37	87	26	194	253

Income from trading activities	444	949	334	2,508	1,201

Gain/(loss) on redemption of own debt	13	242	(123)	204	454

Operating lease and other rental income	125	118	163	381	725
Own credit adjustments	(341)	51	(1,020)	(140)	(2,714)
Changes in the fair value of:
- securities and other financial assets and liabilities	36	17	72	65	127
- investment properties	(7)	(7)	(20)	(23)	(76)
Profit on sale of securities	167	419	492	739	909
Profit/(loss) on sale of:
- property, plant and equipment	10	5	(1)	33	36
- subsidiaries and associated undertakings	(21)	24	(27)	(3)	116
Dividend income	6	21	12	41	42
Share of profits less losses of associated undertakings	73	27	7	277	8
Other income	(13)	45	70	(3)	135

Other operating income	35	720	(252)	1,367	(692)

* Restated - see page 75.

3. Analysis of income, expenses and impairment losses (continued)

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

Total non-interest income	1,636	3,053	1,150	7,471	4,709

Total income	4,416	5,820	3,959	15,688	13,338

Staff costs	1,895	1,840	1,987	5,622	6,532
Premises and equipment	544	548	550	1,648	1,640
Other (1)	1,103	1,418	1,193	3,284	3,087

Administrative expenses	3,542	3,806	3,730	10,554	11,259
Depreciation and amortisation	338	349	421	1,074	1,304

Operating expenses	3,880	4,155	4,151	11,628	12,563

Loan impairment losses	1,120	1,125	1,183	3,281	3,913
Securities	50	(8)	(7)	39	(88)

Impairment losses	1,170	1,117	1,176	3,320	3,825

* Restated - see page 75.

Note:

(1)	Includes Payment Protection Insurance costs, Interest Rate Hedging Products redress and related costs and regulatory and legal action costs. See below for further details.

Refer to Appendix 2 for a reconciliation between the managed and statutory bases for key line items.

Payment Protection Insurance (PPI)
The Group increased its provision for PPI in Q3 2013 by £250 million (Q2 2013 - £185 million; Q3 2012 - £400 million). The cumulative charge in respect of PPI is £2.6 billion, of which £1.9 billion (73%) in redress and expenses had been paid by 30 September 2013. Of the £2.6 billion cumulative charge, £2.3 billion relates to redress and £0.3 billion to administrative expenses.

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

At beginning of period	704	705	588	895	745
Charge to income statement	250	185	400	435	660
Utilisations	(217)	(186)	(304)	(593)	(721)

At end of period	737	704	684	737	684

The remaining provision provides coverage for approximately ten months for redress and administrative expenses, based on the current average monthly utilisation.

The principal assumptions underlying the Group's provision in respect of PPI sales relate to: assessment of the total number of complaints that the Group will receive; the proportion of these that will result in redress; and the average cost of such redress. The number of complaints has been estimated from an analysis of the Group's portfolio of PPI policies sold by vintage and by product. Estimates of the percentage of policyholders that will lodge complaints (the take up rate) and of the number of these that will be upheld (the uphold rate) have been established based on recent experience, guidance in the FSA policy statements and expected rate of responses from proactive customer contact. The average redress assumption is based on recent experience, the calculation rules in the FSA statement and the expected mix of claims.

3. Analysis of income, expenses and impairment losses (continued)

Payment Protection Insurance (PPI) (continued)
The table below shows the sensitivity of the provision to changes in the principal assumptions (all other assumptions remaining the same).

			Sensitivity
	Actual to date	Current assumption	Change in assumption	Consequential change in provision
Assumption			%	£m

Past business review take up rate	34%	38%	+/-5	+/-45
Uphold rate	68%	69%	+/-5	+/-20
Average redress	£1,736	£1,674	+/-5	+/-21

Interest that will be payable on successful complaints has been included in the provision as has the estimated cost to the Group of administering the redress process. The Group expects the majority of the cash outflows associated with this provision to have occurred by the end of Q2 2014. There are uncertainties as to the eventual cost of redress which will depend on actual complaint volumes, take up and uphold rates and average redress costs. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different than the amount provided. The Group will continue to monitor the position closely and refresh its assumptions.

Interest Rate Hedging Products (IRHP) redress and related costs
Following an industry-wide review conducted in conjunction with the Financial Services Authority (now being dealt with by the Financial Conduct Authority (FCA)), a charge of £700 million was booked in Q4 2012 for redress in relation to certain interest rate hedging products sold to small and medium-sized businesses classified as retail clients under FSA rules. £575 million was earmarked for client redress and £125 million for administrative expenses. The estimate for administrative costs was increased by £50 million in Q1 2013 following development of the plan for administering this process in accordance with FSA guidelines. Customers may also be entitled to be compensated for any consequential losses they may have suffered. The Group is not able to measure reliably any liability it may have and has accordingly not made any provision.

The Group is now making steady progress after a challenging start with its review of sales of IRHP and expects to complete this and provide basic redress to all customers who are entitled to it by the end of May 2014. On 23 October 2013, the Group announced that it would split redress payments for all customers who may have been mis-sold IRHP. Customers will receive redress monies without having to wait for the assessment of any additional consequential loss claims which are outside the allowance for such claims included in the 8% interest on redress due.

The Group continues to monitor the level of provision given the uncertainties over the number of transactions that will qualify for redress and the nature and cost of that redress.

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
	£m	£m	£m	£m	£m

At beginning of period	670	702	-	676	-
Charge to income statement	-	-	-	50	-
Utilisations	(39)	(32)	-	(95)	-

At end of period	631	670	-	631	-

3. Analysis of income, expenses and impairment losses (continued)

Regulatory and legal actions
The Group is party to certain legal proceedings and regulatory investigations and continues to co-operate with a number of regulators. All such matters are periodically reassessed with the assistance of external professional advisers, where appropriate, to determine the likelihood of the Group incurring a liability and to evaluate the extent to which a reliable estimate of any liability can be made. An additional charge of £385 million was booked in Q2 2013 and £99 million in Q3 2013 in respect of these matters.

4. Loan impairment provisions
Operating (loss)/profit is stated after charging loan impairment losses of £1,120 million (Q2 2013 - £1,125 million; Q3 2012 - £1,183 million). The balance sheet loan impairment provisions decreased in the quarter ended 30 September 2013 from £21,753 million to £21,421 million and the movements thereon were:

	Quarter ended
	30 September 2013			30 June 2013			30 September 2012
		Non-			Non-			Non-
	Core	Core	Total	Core	Core	Total	Core	Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

At beginning of period	10,358	11,395	21,753	10,266	11,228	21,494	8,944	11,353	20,297
Currency translation and other adjustments	(98)	(211)	(309)	71	75	146	(5)	(186)	(191)
Disposals	-	(77)	(77)	-	-	-	-	-	-
Amounts written-off	(728)	(302)	(1,030)	(626)	(341)	(967)	(466)	(454)	(920)
Recoveries of amounts previously written-off	40	30	70	41	15	56	34	31	65
Charge to income statement
- continuing operations	584	536	1,120	659	466	1,125	751	432	1,183
Unwind of discount
(recognised in interest income)	(55)	(51)	(106)	(53)	(48)	(101)	(55)	(61)	(116)

At end of period	10,101	11,320	21,421	10,358	11,395	21,753	9,203	11,115	20,318

	Nine months ended
	30 September 2013			30 September 2012
		Non-			Non-
	Core	Core	Total	Core	Core	Total
	£m	£m	£m	£m	£m	£m

At beginning of period	10,062	11,188	21,250	8,414	11,469	19,883
Currency translation and other adjustments	109	130	239	(4)	(502)	(506)
Disposals	-	(77)	(77)	-	-	-
Amounts written-off	(1,883)	(1,270)	(3,153)	(1,457)	(1,388)	(2,845)
Recoveries of amounts previously written-off	130	61	191	161	84	245
Charge to income statement
- continuing operations	1,842	1,439	3,281	2,266	1,647	3,913
Unwind of discount (recognised in interest income)	(159)	(151)	(310)	(177)	(195)	(372)

At end of period	10,101	11,320	21,421	9,203	11,115	20,318

Provisions at 30 September 2013 include £69 million in respect of loans and advances to banks (30 June 2013 - £83 million; 30 September 2012 - £117 million). The tables above exclude impairments relating to securities.

5. Tax
The actual tax charge differs from the expected tax credit/(charge) computed by applying the standard UK corporation tax rate of 23.25% (2012 - 24.5%).

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

(Loss)/profit before tax	(634)	548	(1,368)	740	(3,050)

Expected tax credit/(charge)	147	(127)	335	(172)	747
Losses in period where no deferred tax
asset recognised	(75)	(44)	(129)	(191)	(382)
Foreign profits taxed at other rates	(32)	(32)	(95)	(152)	(306)
UK tax rate change impact	(197)	-	(89)	(197)	(135)
Unrecognised timing differences	10	(15)	3	(2)	17
Items not allowed for tax
- losses on disposals and write-downs	(5)	-	(8)	(5)	(8)
- UK bank levy	(12)	(9)	(16)	(41)	(53)
- regulatory and legal actions	-	(90)	-	(90)	-
- employee share schemes	(7)	(7)	(15)	(21)	(44)
- other disallowable items	(21)	(45)	(37)	(103)	(113)
Non-taxable items
- gain on sale of RBS Aviation Capital	-	-	-	-	27
- other non-taxable items	29	31	18	115	44
Taxable foreign exchange movements	(12)	(4)	1	(14)	(1)
Losses brought forward and utilised	(4)	22	1	23	12
Reduction in carrying value of deferred tax asset in
respect of losses in Australia	-	-	-	-	(182)
Adjustments in respect of prior periods	98	(8)	28	91	(25)

Actual tax charge	(81)	(328)	(3)	(759)	(402)

* Restated - see page 75.

The high tax charge for the period ended 30 September 2013 reflects profits in high tax regimes (principally US) and losses in low tax regimes (principally Ireland), losses in overseas subsidiaries for which a deferred tax asset has not been recognised (principally Ireland) and the effect of the reduction of 3% in the rate of UK corporation tax enacted in July 2013.

The Group has recognised a deferred tax asset at 30 September 2013 of £3,022 million (30 June 2013 - £3,344 million; 31 December 2012 - £3,443 million) and a deferred tax liability at 30 September 2013 of £514 million (30 June 2013 - £694 million; 31 December 2012 - £1,141 million). These include amounts recognised in respect of UK trading losses of £2,578 million (30 June 2013 - £2,900 million; 31 December 2012 - £3,072 million). Under UK tax legislation, these UK losses can be carried forward indefinitely to be utilised against profits arising in the future. The Group has considered the carrying value of this asset as at 30 September 2013 and concluded that it is recoverable based on future profit projections.

6 Profit/(loss) attributable to non-controlling interests

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

RBS Sempra Commodities JV	1	-	(2)	(1)	2
RFS Holdings BV Consortium Members	5	-	4	118	(31)
Direct Line Group	-	-	-	19	-
Other	-	(14)	(5)	(13)	1

Profit/(loss) attributable to non-controlling interests	6	(14)	(3)	123	(28)

* Restated - see page 75.

7. Dividends
Dividends paid to preference shareholders and paid-in equity holders are as follows:

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*
	£m	£m	£m	£m	£m

Preference shareholders
Non-cumulative preference shares of US$0.01	69	45	67	185	110
Non-cumulative preference shares of €0.01	29	35	27	64	60
Non-cumulative preference shares of £1	-	1	4	1	4

Paid-in equity holders
Interest on securities classified as equity, net of tax	4	20	6	34	12

	102	101	104	284	186

* Restated - see page 75.

The Group has now resumed payments on all discretionary non-equity capital instruments following the end of the European Commission ban in 2012 for RBSG and 2013 for RBS N.V. Future coupons and dividends on hybrid capital instruments will only be paid subject to, and in accordance with, the terms of the relevant instruments.

In the context of prior macro-prudential policy discussions, the Board of RBSG has decided to partially neutralise any impact on Core Tier 1 capital of coupon and dividend payments in respect of RBSG hybrid capital instruments and the RBS N.V. Trust Preferred Securities through an equity issuance of c.£300 million. Of this, approximately £205 million has been raised through the issue of new ordinary shares which has been completed by 30 September 2013. A further £44 million has been raised through the sale of surplus shares held by the Group's Employee Benefit Trust during Q2 2013. RBSG expects to issue a further c.£50 million of new ordinary shares over the remainder of the year.

8. Earnings per ordinary and B share
Earnings per ordinary and B share have been calculated based on the following:

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012*	2013	2012*

Earnings
(Loss)/profit from continuing operations attributable
to ordinary and B shareholders (£m)	(825)	140	(1,468)	(400)	(3,602)

(Loss)/profit from discontinued operations
attributable to ordinary and B shareholders (£m)	(3)	2	63	107	165

Ordinary shares outstanding during the period (millions)	6,123	6,073	5,975	6,076	5,867
Effect of convertible B shares in issue during
the period (millions)	5,100	5,100	5,100	5,100	5,100

Weighted average number of ordinary
shares and effect of convertible B shares
outstanding during the period (millions)	11,223	11,173	11,075	11,176	10,967
Effect of dilutive share options and convertible
securities (millions)	-	114	-	-	-

Diluted weighted average number of ordinary and
B shares outstanding during the period (millions)	11,223	11,287	11,075	11,176	10,967

Basic (loss)/earnings per ordinary and B
share from continuing operations	(7.4p)	1.2p	(13.3p)	(3.6p)	(32.8p)
Own credit adjustments	3.8p.	(0.8p)	10.1p	1.2p.	31.5p
Payment Protection Insurance costs	1.7p.	1.3p	2.8p	3.0p.	4.6p
Interest Rate Hedging Products redress and related
costs	-	-	-	0.3p.	-
Regulatory fines	0.5p.	3.4p	-	3.9p.	-
Integration and restructuring costs	1.4p.	1.1p	1.6p	3.4p.	6.0p
(Gain)/loss on redemption of own debt	-	(2.1p)	0.8p	(1.7p)	(3.2p)
Asset Protection Scheme	-	-	-	-	0.3p
Amortisation of purchased intangible assets	0.3p.	0.2p	0.3p	0.8p.	1.0p
Strategic disposals	0.1p.	(0.1p)	0.2p	0.1p.	(1.1p)

Adjusted earnings per ordinary and
B share from continuing operations	0.4p.	4.2p	2.5p	7.4p.	6.3p
Loss from Non-Core division attributable to
ordinary shareholders	3.6p.	1.4p	2.6p	7.5p.	7.4p

Core adjusted earnings per ordinary and
B share	4.0p.	5.6p	5.1p	14.9p.	13.7p

Memo: Core adjusted earnings per
ordinary and B share assuming normalised
tax rate of 23.25% (2012 - 24.5%)	7.9p.	7.4p	9.3p	23.2p.	29.0p

Diluted (loss)/earnings per ordinary and B
share from continuing operations	(7.4p)	1.2p	(13.3p)	(3.6p)	(32.8p)

* Restated - see page 75.

9. Trading valuation reserves and own credit adjustments
For a description of the Group's valuation methodologies refer to the Group's 2012 Annual Report and Accounts.

Valuation reserves
When valuing financial instruments in the trading book, adjustments are made to mid-market valuations to cover bid-offer spread, liquidity and credit risk. The following table shows credit valuation adjustments and other valuation reserves. Valuation adjustments represent an estimate of the adjustment to fair value that a market participant would make to incorporate the risk inherent in derivative exposures.

	30 September	30 June	31 December
	2013	2013	2012
	£m	£m	£m

Credit valuation adjustments (CVA)
- monoline insurers and credit derivative product companies (CDPC)	199	288	506
- other counterparties	1,790	1,969	2,308

	1,989	2,257	2,814

Other valuation reserves
- bid-offer	464	535	625
- funding valuation adjustment (FVA)	355	472	475
- product and deal specific	759	790	763
- other	26	75	134

	1,604	1,872	1,997

Valuation reserves	3,593	4,129	4,811

Key points

•	Monoline and CDPC: reduced exposures during the nine months ended 30 September 2013, tighter credit spreads and exchange rate movements contributed to the decrease in CVA.

•
Other counterparties: the decrease in CVA during the nine months ended 30 September 2013 was driven by tighter credit spreads, reduction in exposure due to market movements together with realised default losses and reserve releases on certain exposures following restructuring. Updates to counterparty ratings and recovery rate assumptions also contributed to the decrease.

•	The decrease in FVA during Q3 2013 was driven by methodology refinement to reflect interactions with other valuation adjustments applied to uncollateralised derivative exposures.

•	The decrease in bid-offer reserves reflects risk reduction and spread tightening.

9. Trading valuation reserves and own credit adjustment (continued)

Own credit
The cumulative own credit adjustment (OCA) recorded on held-for-trading (HFT) and designated as at fair value through profit or loss (DFV) debt securities issued and derivative liabilities are set out below.

Cumulative OCA DR/(CR) (1)
	Debt securities in issue (2)			Subordinated liabilities
	HFT	DFV	Total	DFV	Total	Derivatives	Total (3)
	£m	£m	£m	£m	£m	£m	£m

30 September 2013	(548)	(42)	(590)	295	(295)	95	(200)
30 June 2013	(488)	244	(244)	380	136	309	445
31 December 2012	(648)	56	(592)	362	(230)	259	29

Carrying values of underlying liabilities	£bn	£bn	£bn	£bn	£bn

30 September 2013	9.4	17.4	26.8	0.9	27.7
30 June 2013	9.3	20.7	30.0	0.9	30.9
31 December 2012	10.9	23.6	34.5	1.1	35.6

Notes:

(1)	The OCA does not alter cash flows and is not used for performance management. It is disregarded for regulatory capital reporting purposes and will reverse over time as the liabilities mature.
(2)	Includes wholesale and retail note issuances.
(3)
The reserve movement between periods will not equate to the reported profit or loss for own credit. The balance sheet reserve is stated by conversion of underlying currency balances at spot rates for each period, whereas the income statement includes intra-period foreign exchange sell-offs.

Key points

•	The cumulative OCA decreased during the nine months ended 30 September 2013 due to tightening of RBS credit spreads, principally in the third quarter.

•
Senior issued debt OCA is determined by reference to secondary debt issuance spreads. The five year spread tightened to 83 basis points (30 June 2013 - 140 basis points; 31 December 2012 - 102 basis points). As senior debt classified as DFV includes a greater proportion of longer term debt, the impact of spread tightening and discounting is more significant, resulting in a credit balance at 30 September 2013.

•	The cumulative OCA relating to derivatives decreased during Q3 2013 due to tightening of RBS credit spreads and a methodology refinement reflecting interactions with other valuation adjustments.

10. Available-for-sale reserve

	Quarter ended			Nine months ended
	30 September	30 June	30 September	30 September	30 September
	2013	2013	2012	2013	2012
Available-for-sale reserve	£m	£m	£m	£m	£m

At beginning of period	(714)	(10)	(450)	(346)	(957)
Unrealised gains/(losses)	592	(568)	651	606	1,803
Realised gains	(164)	(441)	(528)	(769)	(1,110)
Tax	34	305	36	367	(27)
Reclassified to profit or loss on disposal of businesses	-	-	-	(110)	-

At end of period	(252)	(714)	(291)	(252)	(291)

Key points

•
In the nine months ended 30 September 2013, unrealised gains were more than offset by realised gains on the sale of high quality UK, US, German and Dutch sovereign bonds. Realised gains of £769 million were principally in Group Treasury, £610 million and US Retail & Commercial, £72 million.

•
The unrealised gains of £592 million in Q3 primarily relate to bank and other financial institution securities and unrealised losses of £568 million in Q2 primarily relate to government bonds in Group Treasury. Sales of high quality UK, US and German sovereign bonds also contributed significantly to realised gains during the quarter.

11. Contingent liabilities and commitments

	30 September 2013			30 June 2013			31 December 2012
	Core	Non-Core	Total	Core	Non-Core	Total	Core	Non-Core	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Contingent liabilities
Guarantees and assets pledged
as collateral security	20,650	727	21,377	19,099	885	19,984	18,251	913	19,164
Other	6,699	96	6,795	9,980	73	10,053	10,628	69	10,697

	27,349	823	28,172	29,079	958	30,037	28,879	982	29,861

Commitments
Undrawn formal standby facilities,
credit lines and other commitments
to lend	209,138	2,640	211,778	213,909	2,983	216,892	209,892	5,916	215,808
Other	2,577	1	2,578	1,368	2	1,370	1,971	5	1,976

	211,715	2,641	214,356	215,277	2,985	218,262	211,863	5,921	217,784

Contingent liabilities and
commitments	239,064	3,464	242,528	244,356	3,943	248,299	240,742	6,903	247,645

Additional contingent liabilities arise in the normal course of the Group's business. It is not anticipated that any material loss will arise from these transactions.

12. Litigation, investigations and reviews
Except for the developments noted below, there have been no material changes to litigation, investigations and reviews as disclosed in the Interim Results for the six months ended 30 June 2013.

Litigation

Shareholder litigation
As previously disclosed, RBS and certain of its subsidiaries, together with certain current and former officers and directors were named as defendants in purported class actions filed in the United States District Court for the Southern District of New York involving holders of RBS preferred shares (the Preferred Shares litigation) and holders of American Depositary Receipts (the ADR claims).

In September 2012, the Court dismissed the Preferred Shares litigation with prejudice. The plaintiffs appealed.  On 25 September 2013, the United States Court of Appeals for the Second Circuit affirmed the lower Court's dismissal of the litigation.

In September 2012, the Court dismissed the ADR claims with prejudice. On 5 August 2013, the court denied the plaintiffs' motions for reconsideration and for leave to re-plead their case.  The plaintiffs have initiated an appeal to the United States Court of Appeals for the Second Circuit.

Other securitisation and securities related litigation in the United States
As previously disclosed, Group companies have been named as defendants in their various roles as issuer, depositor and/or underwriter in a number of claims in the United States that relate to the securitisation and securities underwriting businesses.  Among these lawsuits are six cases filed in September 2011 by the US Federal Housing Finance Agency (FHFA) as conservator for the Federal National Mortgage Association (Fannie Mae) and the Federal Home Loan Mortgage Corporation (Freddie Mac). The primary FHFA lawsuit remains pending in the United States District Court for the District of Connecticut, and it relates to approximately US$32 billion of mortgage-backed securities (MBS) for which Group entities acted as sponsor/depositor and/or lead underwriter or co-lead underwriter. Of these approximately US$10.7 billion were outstanding at 30 September 2013 with cumulative losses of approximately US$0.9 billion (being the loss of principal value suffered by security holders). On 30 September 2013, the Court denied the defendants' motion to dismiss FHFA's amended complaint in this case.  Discovery, which the Court had permitted to proceed before ruling on the motion to dismiss, is ongoing.

Investigations and reviews

LIBOR, other trading rates and foreign exchange rates
As previously disclosed, in June 2013, RBS was listed amongst the 20 banks found by the Monetary Authority of Singapore (MAS) to have deficiencies in the governance, risk management, internal controls and surveillance systems relating to benchmark submissions following a finding by the MAS that certain traders made inappropriate attempts to influence benchmarks in the period 2007 - 2011.  RBS was ordered at that time to set aside additional statutory reserves with the MAS of SGD1-1.2 billion and to formulate a remediation plan.  RBS has now submitted a remediation plan to the MAS.

12. Litigation, investigations and reviews (continued)

Investigations and reviews (continued)
The Group is co-operating with investigations and new and ongoing requests for information by various other governmental and regulatory authorities, including in the UK, US and Asia into its submissions, communications and procedures relating to a number of trading rates, including LIBOR and other interest rate settings, ISDAFIX and non-deliverable forwards.

In addition, various governmental and regulatory authorities have commenced investigations into foreign exchange trading activities apparently involving multiple financial institutions. The Group has received enquiries from certain of these authorities including the FCA. The Group is reviewing communications and procedures relating to certain currency exchange benchmark rates as well as foreign exchange trading activity and is cooperating with these investigations. At this stage, the Group cannot estimate reliably what effect, if any, the outcome of the investigation may have on the Group.

Card Protection Plan Limited
On 22 August 2013, the FCA announced that Card Protection Plan Limited ("CPP") and 13 banks and credit card issuers, including the Group, had agreed to a compensation scheme in relation to the sale of card and/or identity protection insurance to certain retail customers.  CPP has now written to affected policyholders to confirm the details of the proposed scheme, which requires approval by a policyholder vote and by the High Court of England and Wales.  A creditors' meeting has been scheduled for 7 January 2014. The ultimate level of redress that the Group may be required to pay under the scheme cannot be estimated.

SME banking market study
As previously disclosed, the OFT announced its market study on competition in banking for SMEs in England and Wales, Scotland and Northern Ireland on 19 June 2013. The OFT has been seeking views on the scope of the market study and on 27 September 2013 published an update paper setting out its proposed scope. The OFT expects to report on the market study in early 2014.

13. Other developments

Rating agencies
Moody's Investors Service
On 5 July 2013, the rating agency, Moody's Investors Service (Moody's) placed on review for possible downgrade the long term ratings of the Group and its subsidiaries The Royal Bank of Scotland plc, National Westminster Bank Plc and RBS N.V. Short term ratings were affirmed as unchanged and are not subject to Moody's' review. The rating action was prompted by the UK Government's announcement that it would examine the merit of splitting up the Group by placing its bad assets in a separate legal entity under a 'Good Bank/Bad Bank' split. Moody's expect to conclude their rating review on the Group in the autumn following publication of the Government's conclusion to its 'Good Bank/Bad Bank' assessment. Ulster Bank Limited and Ulster Bank Ireland Limited's long and short term ratings were also placed on review for possible downgrade.

On the same date Moody's upgraded, by three notches, three series of the Group's Trust Preferred Securities (RBS Capital Funding Trust V, RBS Capital Funding Trust VI and RBS Capital Funding Trust VII) to 'Ba3' from 'B3' upon the announcement that the Group would resume coupon payments on these securities following expiration of the European Commission payments ban.

13. Other developments (continued)

Rating agencies (continued)

Moody's Investors Service (continued)
As a result of its rating action on the Group, on 8 July 2013, Moody's also placed on review for possible downgrade the long term ratings of RBS Citizens N.A. and Citizens Bank of Pennsylvania. Short term ratings were affirmed as unchanged.

Standard & Poor's
On 16 July 2013, the rating outlooks of Ulster Bank Limited and Ulster Bank Ireland Limited were revised to Negative from Stable by the rating agency, Standard & Poor's (S&P). The rating actions were prompted by the announcement of the 'Good Bank/Bad Bank' review.

On 19 September 2013, Fitch Ratings ('Fitch') affirmed its ratings on the Group and key subsidiaries as unchanged.

Current Group and subsidiary ratings are shown in the table below:

	Moody's		S&P		Fitch
	Long-term	Short-term	Long-term	Short-term	Long-term	Short-term

RBS Group plc	Baa1	P-2	A-	A-2	A	F1

The Royal Bank of Scotland plc	A3	P-2	A	A-1	A	F1

National Westminster Bank Plc	A3	P-2	A	A-1	A	F1

RBS N.V.	A3	P-2	A	A-1	A	F1

RBS Citizens, N.A/Citizens Bank of Pennsylvania	A3	P-2	A	A-1	A-	F1

Ulster Bank Ltd/Ulster Bank Ireland Ltd	Baa2	P-2	BBB+	A-2	A-	F1

14. Date of approval
This announcement was approved by the Board of directors on 31 October 2013.

15. Post balance sheet events
Save as detailed below, there have been no significant events between 30 September 2013 and the date of approval of this announcement which would require a change to or additional disclosure in the announcement.

The Group today has announced the establishment of an internal 'bad bank' to run down a pool of assets totalling £38 billion over the next three years. We have also announced our intention to accelerate the IPO of Citizens to 2014 with full divestment intended by the end of 2016.

Risk and balance sheet management

Presentation of information
In the balance sheet, the assets and liabilities of disposal groups are presented as a single line as required by IFRS. In the risk and balance sheet management section, balances and exposures relating to disposal groups are included within risk measures for all periods presented as permitted by IFRS.

Capital management

Capital and leverage ratios
The Group's capital, risk-weighted assets (RWAs) and risk asset ratios, calculated in accordance with Prudential Regulation Authority (PRA) definitions, are set out below.

Current rules	30 September	30 June	31 December
	2013	2013	2012
Capital	£bn	£bn	£bn

Core Tier 1	47.5	48.4	47.3
Tier 1	56.6	57.8	57.1
Total	66.6	68.8	66.8

RWAs by risk

Credit risk
- non-counterparty	303.1	315.7	323.2
- counterparty	34.5	40.2	48.0
Market risk	30.6	38.3	42.6
Operational risk	41.8	41.8	45.8

	410.0	436.0	459.6

Risk asset ratios	%	%	%

Core Tier 1	11.6	11.1	10.3
Tier 1	13.8	13.3	12.4
Total	16.2	15.8	14.5

	30 September	30 June	31 December
Fully loaded Capital Requirements Regulations (CRR) estimates (1)	2013	2013	2012

Common Equity Tier 1 capital	£41.1bn	£41.2bn	£38.1bn
RWAs	£452.5bn	£471.5bn	£494.6bn
Fully loaded Basel III basis Core Tier 1 ratio	9.1%	8.7%	7.7%
Leverage ratio	3.6%	3.4%	3.1%

Note:

(1)	Calculated on the same basis as disclosed on page 136 of the Group's 2012 Annual Report and Accounts.

Key points

•	Core Tier 1 ratio improved by 130 basis points since 31 December 2012 and 50 basis points in Q3, primarily due to RWA reduction.

•
RWAs fell by £49.6 billion, of which £26.0 billion was in the third quarter, as both Markets and Non- Core implemented risk reduction strategies resulting in decreases of £28.1 billion (Q3 - £13.6 billion) and £19.5 billion (Q3 - £5.4 billion) respectively.

•
Fully loaded Basel III basis Core Tier 1 ratio also improved by 140 basis points, 40 basis points in Q3 to 9.1%, primarily reflecting current basis factors discussed above being partially offset by higher prudential valuation requirement.

•	The CRR leverage ratio improved by 50 basis points to date; 20 basis points in Q3, primarily reflecting balance sheet reduction.

Capital management (continued)

Capital resources

Components of capital (Basel 2.5)
The Group's regulatory capital resources in accordance with PRA definitions were as follows:

	30 September	30 June	31 December
	2013	2013	2012
	£m	£m	£m

Shareholders' equity (excluding non-controlling interests)
Shareholders' equity	67,668	69,183	68,678
Preference shares - equity	(4,313)	(4,313)	(4,313)
Other equity instruments	(979)	(979)	(979)
	62,376	63,891	63,386

Non-controlling interests
Non-controlling interests	462	475	1,770
Adjustments to non-controlling interests for regulatory purposes	-	-	(1,367)
	462	475	403

Regulatory adjustments and deductions
Own credit	762	447	691
Defined benefit pension fund adjustment	667	628	913
Unrealised losses on available-for-sale (AFS) debt securities	358	800	410
Unrealised gains on AFS equity shares	(106)	(86)	(63)
Cash flow hedging reserve	(447)	(491)	(1,666)
Other adjustments for regulatory purposes	(115)	(140)	(198)
Goodwill and other intangible assets	(13,742)	(13,997)	(13,545)
50% excess of expected losses over impairment provisions (net of tax)	(1,801)	(2,032)	(1,904)
50% of securitisation positions	(889)	(1,051)	(1,107)
	(15,313)	(15,922)	(16,469)

Core Tier 1 capital	47,525	48,444	47,320

Other Tier 1 capital
Preference shares - equity	4,313	4,313	4,313
Preference shares - debt	919	1,112	1,054
Innovative/hybrid Tier 1 securities	4,330	4,427	4,125
	9,562	9,852	9,492

Tier 1 deductions
50% of material holdings (1)	(1,003)	(1,124)	(295)
Tax on excess of expected losses over impairment provisions	546	616	618
	(457)	(508)	323

Total Tier 1 capital	56,630	57,788	57,135

For the note to this table refer to the following page.

Capital management: Capital resources (continued)

Components of capital (Basel 2.5)
	30 September	30 June	31 December
	2013	2013	2012
	£m	£m	£m

Qualifying Tier 2 capital
Undated subordinated debt	2,103	2,136	2,194
Dated subordinated debt - net of amortisation	11,896	13,530	13,420
Unrealised gains on AFS equity shares	106	86	63
Collectively assessed impairment provisions	386	415	399
	14,491	16,167	16,076

Tier 2 deductions
50% of securitisation positions	(889)	(1,051)	(1,107)
50% excess of expected losses over impairment provisions	(2,347)	(2,648)	(2,522)
50% of material holdings (1)	(1,003)	(1,124)	(295)
	(4,239)	(4,823)	(3,924)

Total Tier 2 capital	10,252	11,344	12,152

Supervisory deductions
Unconsolidated investments
- Direct Line Group (1)	-	-	(2,081)
- Other investments	(39)	(39)	(162)
Other deductions	(209)	(271)	(244)

	(248)	(310)	(2,487)

Total regulatory capital	66,634	68,822	66,800

Flow statement (Basel 2.5)
The table below analyses the movement in Core Tier 1, Other Tier 1 and Tier 2 capital during the nine months ended 30 September 2013.

				Supervisory
	Core Tier 1	Other Tier 1	Tier 2	deductions	Total
	£m	£m	£m	£m	£m

At 1 January 2013	47,320	9,815	12,152	(2,487)	66,800
Attributable loss net of movements in fair value of own credit	(222)	-	-	-	(222)
Share capital and reserve movements in respect of employee
share schemes	256	-	-	-	256
Ordinary shares issued	205	-	-	-	205
Foreign exchange reserve	110	-	-	-	110
Foreign exchange movements	-	(4)	243	-	239
Increase in non-controlling interests	59	-	-	-	59
Decrease/(increase) in capital deductions (1)	321	(780)	(315)	2,239	1,465
Increase in goodwill and intangibles	(197)	-	-	-	(197)
Defined benefit pension fund	(246)	-	-	-	(246)
Dated subordinated debt issues	-	-	652	-	652
Dated subordinated debt maturities, redemptions and amortisation	-	-	(2,293)	-	(2,293)
Other movements	(81)	74	(187)	-	(194)

At 30 September 2013	47,525	9,105	10,252	(248)	66,634

Note:

(1)	From 1 January 2013 material holdings in insurance companies are deducted 50% from Tier 1 and 50% from Tier 2.

Capital management (continued)

Risk-weighted assets flow statement
The table below analyses the movement in credit risk, market risk and operational risk RWAs by key drivers during the nine months ended 30 September 2013.

	Credit risk		Market	Operational	Gross
	Non-counterparty	Counterparty	risk	risk	RWAs
	£bn	£bn	£bn	£bn	£bn

At 1 January 2013	323.2	48.0	42.6	45.8	459.6
Business and market movements (1)	(27.3)	(13.5)	(11.8)	(4.0)	(56.6)
Disposals	(5.6)	-	-	-	(5.6)
Model changes (2)	12.8	-	(0.2)	-	12.6

At 30 September 2013	303.1	34.5	30.6	41.8	410.0

Notes:

(1)	Represents changes in book size, composition, position changes and market movements including foreign exchange impacts.
(2)	Refers to implementation of a new model or modification of an existing model after approval from the PRA and changes in model scope.

Liquidity, funding and related risks
Liquidity risk depends on factors such as the maturity profile and composition of the Group's assets and liabilities, the quality and market value of its liquidity buffer and broader market factors, such as wholesale market circumstances alongside depositor and investor behaviour.

Overview

●
Short-term wholesale funding excluding derivative collateral (STWF) at 30 September 2013 was £34.6 billion, a decrease of £7.0 billion year-to-date, representing 4% of the funded balance sheet and 31% of total wholesale funding.

●
The Group liquidity portfolio continued to exceed the medium-term target of 1.5 times STWF and was £150.9 billion at 30 September 2013 with the proportion of primary and secondary liquidity comparable to 31 December 2012 at 62%:38%.

●
The Group's loan:deposit ratio strengthened in the nine months to 30 September 2013 to 94% (30 June 2013 - 96%; 31 December 2012 - 100%) with strong deposit growth of £5.8 billion in UK Retail and Non-Core loan run-off of £14.8 billion being the main drivers.

●
The Group repaid €8.5 billion of European Central Bank Long Term Refinancing Operation funding in 2013, including €3.5 billion in Q3 2013. The residual €1.4 billion is being used to help support Ulster Bank's standalone funding profile. The Group will continue to evaluate its utilisation of this facility.

●
As part of ongoing balance sheet management the Group has completed a number of public liability management exercises in 2013 buying back £2.0 billion of senior unsecured debt in Q1, €1.5 billion of secured debt in Q2 and $2.5 billion of Lower Tier 2 capital debt in Q3. The Group also issued $1.0 billion Tier 2 capital debt in Q2 2013. The Group will continue to assess market conditions with a view to issuing further subordinated debt in due course.

●
Liquidity metrics improved year-to-date reflecting on-going balance sheet improvements. Stressed outflow coverage improved to 147% from 136% at the half year. The liquidity coverage ratio, based on the Group's interpretation of draft guidance, was maintained at above 100%; while the net stable funding ratio improved from year end to 119% but declined marginally in Q3.

Liquidity, funding and related risks (continued)

Funding sources
The table below shows the Group's principal funding sources excluding repurchase agreements.

	30 September 2013			30 June 2013			31 December 2012
	Less than	More than		Less than	More than		Less than	More than
	1 year	1 year	Total	1 year	1 year	Total	1 year	1 year	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m

Deposits by banks
derivative cash collateral	20,548	-	20,548	22,176	-	22,176	28,585	-	28,585
other deposits	16,203	1,850	18,053	18,084	5,027	23,111	18,938	9,551	28,489

	36,751	1,850	38,601	40,260	5,027	45,287	47,523	9,551	57,074

Debt securities in issue
commercial paper	2,690	-	2,690	2,526	-	2,526	2,873	-	2,873
certificates of deposit	2,120	84	2,204	2,264	336	2,600	2,605	391	2,996
medium-term notes	11,014	38,438	49,452	12,013	43,129	55,142	13,019	53,584	66,603
covered bonds	1,871	7,249	9,120	185	9,140	9,325	1,038	9,101	10,139
securitisations	10	8,305	8,315	807	9,321	10,128	761	11,220	11,981

	17,705	54,076	71,781	17,795	61,926	79,721	20,296	74,296	94,592
Subordinated liabilities	667	23,053	23,720	857	25,681	26,538	2,351	24,951	27,302

Notes issued	18,372	77,129	95,501	18,652	87,607	106,259	22,647	99,247	121,894

Wholesale funding	55,123	78,979	134,102	58,912	92,634	151,546	70,170	108,798	178,968

Customer deposits
derivative cash collateral	7,671	-	7,671	8,179	-	8,179	7,949	-	7,949
other deposits	409,661	17,076	426,737	409,521	19,506	429,027	400,012	26,031	426,043

Total customer deposits	417,332	17,076	434,408	417,700	19,506	437,206	407,961	26,031	433,992

Total funding	472,455	96,055	568,510	476,612	112,140	588,752	478,131	134,829	612,960

The table below shows the Group's wholesale funding by source.

	Short-term wholesale		Total wholesale		Net inter-bank
	funding (1)		funding		funding (2)
	Excluding	Including	Excluding	Including	Deposits	Loans (3)	Net
	derivative	derivative	derivative	derivative			inter-bank
	collateral	collateral	collateral	collateral			funding
	£bn	£bn	£bn	£bn	£bn	£bn	£bn

30 September 2013	34.6	55.1	113.6	134.1	18.1	(16.6)	1.5
30 June 2013	36.7	58.9	129.4	151.5	23.1	(17.1)	6.0
31 March 2013	43.0	70.9	147.2	175.1	26.6	(18.7)	7.9
31 December 2012	41.6	70.2	150.4	179.0	28.5	(18.6)	9.9
30 September 2012	48.5	77.2	158.9	187.6	29.4	(20.2)	9.2

Notes:

(1)	Short-term wholesale balances denote those with a residual maturity of less than one year and include longer-term issuances.
(2)	Excludes derivative cash collateral.
(3)	Primarily short-term balances.

Liquidity, funding and related risks (continued)

Liquidity portfolio
The table below analyses the Group's liquidity portfolio by product and by liquidity value. Liquidity value is lower than carrying value principally as it is stated after the discounts applied by the Bank of England and other central banks to instruments, within the secondary liquidity portfolio, eligible for discounting.

	Liquidity value
	Period end			Average
	30 September	30 June	31 December	Q3	Q2	Full year
	2013	2013	2012	2013	2013	2012
	£m	£m	£m	£m	£m	£m

Cash and balances at central banks	78,855	81,737	70,109	82,237	85,751	81,768
Central and local government bonds	14,550	18,385	20,691	16,851	19,250	30,972
Treasury bills	11	650	750	214	665	202

Primary liquidity	93,416	100,772	91,550	99,302	105,666	112,942
Secondary liquidity (1)	57,434	56,841	55,619	56,753	56,486	41,978

Total liquidity value	150,850	157,613	147,169	156,055	162,152	154,920

Total carrying value	188,102	198,217	187,942

Note:

(1)	Includes assets eligible for discounting at the Bank of England and other central banks.

Basel III liquidity ratios and other metrics
	30 September	30 June	31 December
	2013	2013	2012
	%	%	%

Stressed outflow coverage (1)	147	136	128
Liquidity coverage ratio (LCR) (2)	>100.	>100	>100
Net stable funding ratio (NSFR) (2)	119	120	117

Notes:

(1)
The Group's liquidity risk appetite is measured by reference to the liquidity buffer as a percentage of stressed contractual and behavioural outflows under the worst of three severe stress scenarios of a market-wide stress, an idiosyncratic stress and a combination of both in the Group's Individual Liquidity Adequacy Assessment. Liquidity risk adequacy is determined by surplus of liquid assets over three months stressed outflows under the worst case stresses. This assessment is performed in accordance with PRA guidance.

(2)
The Group monitors the LCR and the NSFR in its internal reporting framework based on its current interpretation of the final rules. At present there is a broad range of interpretations on how to calculate these ratios due to the lack of a commonly agreed market standard and the ratios are subject to future issuances of technical standards from the European Banking Authority. This makes meaningful comparisons of the LCR and NSFR between institutions difficult.

Credit risk
Credit risk is the risk of financial loss due to the failure of a customer or counterparty to meet its obligation to settle outstanding amounts.

Loans and related credit metrics
The tables below analyse gross loans and advances (excluding reverse repos) and the related credit metrics by division. For a description of the Group's early problem debt identification and problem debt management refer to pages 172 to 180 of the Group's 2012 Annual Report and Accounts.

					Credit metrics		Year-to-date
	Gross loans to		REIL	Provisions	REIL as a %
					of gross	Provisions
					loans to	as a %	Impairment	Amounts
	Banks	Customers			customers	of REIL	charge	written-off
30 September 2013	£m	£m	£m	£m	%	%	£m	£m

UK Retail	1,043	112,739	3,800	2,247	3.4	59	251	609
UK Corporate	925	103,847	6,019	2,348	5.8	39	529	603
Wealth	1,320	16,895	261	100	1.5	38	8	15
International Banking	5,550	41,996	520	332	1.2	64	182	239
Ulster Bank	634	31,894	8,535	4,479	26.8	52	707	154
US Retail & Commercial	67	50,783	1,074	266	2.1	25	105	217

Retail & Commercial	9,539	358,154	20,209	9,772	5.6	48	1,782	1,837
Markets	15,644	24,443	341	263	1.4	77	(4)	46
Other	2,739	5,287	1	66	-	nm	64	-

Core	27,922	387,884	20,551	10,101	5.3	49	1,842	1,883
Non-Core	427	41,522	19,815	11,320	47.7	57	1,439	1,270

Group	28,349	429,406	40,366	21,421	9.4	53	3,281	3,153

31 December 2012

UK Retail	695	113,599	4,569	2,629	4.0	58	529	599
UK Corporate	746	107,025	5,452	2,432	5.1	45	836	514
Wealth	1,545	17,074	248	109	1.5	44	46	15
International Banking	4,827	42,342	422	391	1.0	93	111	445
Ulster Bank	632	32,652	7,533	3,910	23.1	52	1,364	72
US Retail & Commercial	435	51,271	1,146	285	2.2	25	83	391

Retail & Commercial	8,880	363,963	19,370	9,756	5.3	50	2,969	2,036
Markets	16,805	29,787	396	305	1.3	77	25	109
Other	3,196	2,125	-	1	-	-	1	-

Core	28,881	395,875	19,766	10,062	5.0	51	2,995	2,145
Non-Core	477	56,343	21,374	11,200	37.9	52	2,320	2,121
Direct Line Group	2,036	881	-	-	-	-	-	-

Group	31,394	453,099	41,140	21,262	9.1	52	5,315	4,266

nm = not meaningful

Credit risk: Loans and related credit metrics (continued)

Key points

Gross loans and advances to customers excluding reverse repos

•	Loans decreased by £23.7 billion since the year end to £429.4 billion of which £14.8 billion was in Non-Core, reflecting disposals and amortisations.

•
Core lending decreased by £8.0 billion reflecting a decrease of £3.3 billion in personal lending, mainly unsecured lending in UK Retail and Wealth, with a further £4.7 billion decrease in corporate lending with £2.0 billion in relation to commercial real estate (see below).

Mortgage lending
•	Mortgage lending decreased by £1.1 billion to £148.6 billion.

The table below analyses the major mortgage portfolios and includes both Core and Non-Core.

	30 September	31 December
	2013	2012
	£m	£m

UK Retail	98,903	99,062
Ulster Bank	19,227	19,162
RBS Citizens	19,943	21,538
Wealth	8,665	8,786

●
The UK Retail mortgage portfolio totalled £98.9 billion at 30 September 2013, broadly flat compared with 31 December 2012. Gross new mortgage lending was £4.3 billion in Q3 2013, compared with £5.5 billion in H1 2013, reflecting a continuation of the progress seen at half year as newly retrained mortgage advisors returned to customer facing roles.

●
Of the Ulster Bank residential mortgage portfolio totalling £19.2 billion at 30 September 2013, 88% was in the Republic of Ireland and 12% in Northern Ireland. At constant exchange rates, the portfolio decreased by 2% from 31 December 2012 as a result of natural amortisation and low market demand.

●
RBS Citizens residential real estate portfolio totalled £19.9 billion at 30 September 2013 (31 December 2012 - £21.5 billion). The decrease was due to market conditions and the continued reduction of the Non-Core portfolio (10% of total portfolio). In the Non-Core portfolio of £1.9 billion, the Serviced By Others portfolio decreased from £1.8 billion at year end to £1.5 billion at 30 September 2013. The arrears rate improved from 1.9% to 1.6% reflecting liquidations as well as more effective account servicing and collections. The charge-off rate also continued to decrease.

Credit risk: Loans and related credit metrics (continued)

Key points (continued)

Commercial real estate gross lending

	30 September 2013			31 December 2012
	Investment	Development	Total	Investment	Development	Total
By division (1)	£m	£m	£m	£m	£m	£m

Core
UK Corporate	21,566	3,530	25,096	22,504	4,091	26,595
Ulster Bank	3,577	716	4,293	3,575	729	4,304
US Retail & Commercial	3,996	1	3,997	3,857	3	3,860
International Banking	879	196	1,075	849	315	1,164
Markets	150	6	156	630	57	687

	30,168	4,449	34,617	31,415	5,195	36,610

Non-Core
UK Corporate	1,561	878	2,439	2,651	983	3,634
Ulster Bank	3,378	7,191	10,569	3,383	7,607	10,990
US Retail & Commercial	282	-	282	392	-	392
International Banking	8,114	14	8,128	11,260	154	11,414

	13,335	8,083	21,418	17,686	8,744	26,430

Total	43,503	12,532	56,035	49,101	13,939	63,040

Note:

(1)
Excludes commercial real estate lending in Wealth as these loans are generally supported by personal guarantees in addition to collateral. This portfolio, which totalled £1.4 billion at 30 September 2013 (31 December 2012 - £1.4 billion), continued to perform in line with expectations and required minimal provision.

	Total		Non-Core
	30 September	31 December	30 September	31 December
	2013	2012	2013	2012

Lending (gross)	£56.0bn	£63.0bn	£21.4bn	£26.4bn
Of which REIL	£21.9bn	£22.1bn	£16.0bn	£17.1bn
Provisions	£10.6bn	£10.1bn	£8.6bn	£8.3bn
REIL as a % of gross loans to customers	39.1%	35.1%	74.8%	64.8%
Provisions as a % of REIL	48%	46%	54%	49%

Note:

(1)	Excludes property related lending to customers in other sectors managed by Real Estate Finance.

•	Commercial real estate lending declined by 11% to £56.0 billion from £63.0 billion at 31 December 2012 mainly in Non-Core resulting from repayments, asset sales and write-offs.

•	Ulster Bank is a significant contributor to Non-Core commercial real estate lending. For further information refer to the section on Ulster Bank Group (Core and Non-Core) in Appendix 1.

Credit risk: Loans and related credit metrics: Key points (continued)

REIL and provisions

•
REIL decreased by £0.8 billon to £40.4 billion during the nine months ended 30 September 2013, reflecting decreases in Non-Core (£1.6 billion) and UK Retail (£0.8 billion), partially offset by increases in UK Corporate (£0.6 billion) and Ulster Bank (£1.0 billion).

•
The overall provision remained broadly stable in the nine months to 30 September 2013 at £21.4 billion, with an increase of £0.6 billion in Ulster Bank being offset by write-offs in UK Corporate and in UK Retail in Q3.

•	The annualised provision charge in the period was 18% lower than 2012, with Core falling 18% and Non-Core 17%.

•
REIL reductions in Non-Core, primarily related to repayments and write-offs in International Banking (£1.1 billion) and in UK Corporate (£0.4 billion) portfolios. Provision coverage increased to 57% (31 December 2012 - 52%), primarily due to the increased coverage on the Ulster Bank commercial real estate portfolio.

•	In UK Retail, REIL continued to decrease due to write-off of aged debt and the transfer of up-to-date mortgages to potential problem loans. Provision coverage remained broadly stable at 59%.

•	The 10% increase in UK Corporate REIL was mainly driven by individual cases in the commercial real estate and shipping portfolios as credit conditions remained difficult in these sectors.

•
Key economic indicators have stabilised in Ireland. However, Core Ulster Bank credit metrics remain elevated with REIL of £8.5 billion, a 13% increase from 31 December 2012 with provision coverage stable at 52%. The increase in REIL was largely due to a technical adjustment relating to corporate loans which is expected partly to reverse once loan documentation is brought up to date.

Credit risk (continued)

Debt securities: IFRS measurement classification by issuer
The table below analyses debt securities by issuer and IFRS measurement classifications. US central and local government includes US federal agencies; financial institutions include US government sponsored agencies and securitisation entities, the latter principally relating to asset-backed securities (ABS).

	Central and local government			Banks	Other	Corporate	Total
					financial			Of which
	UK	US	Other		institutions			ABS
30 September 2013	£m	£m	£m	£m	£m	£m	£m	£m

Held-for-trading (HFT)	6,871	9,614	23,788	1,650	15,320	1,925	59,168	11,895
Designated as at fair value	-	-	106	6	57	1	170	56
Available-for-sale (AFS)	6,819	15,066	11,864	6,162	19,955	180	60,046	27,213
Loans and receivables	10	-	-	180	3,159	179	3,528	3,059

Long positions	13,700	24,680	35,758	7,998	38,491	2,285	122,912	42,223

Of which US agencies	-	5,526	-	-	15,104	-	20,630	19,253

Short positions (HFT)	(2,856)	(9,317)	(14,104)	(1,124)	(1,497)	(821)	(29,719)	(50)

Available-for-sale
Gross unrealised gains	339	538	562	73	519	7	2,038	611
Gross unrealised losses	-	(88)	(15)	(254)	(665)	(1)	(1,023)	(1,005)

31 December 2012

Held-for-trading	7,692	17,349	27,195	2,243	21,876	2,015	78,370	18,619
Designated as at fair value	-	-	123	86	610	54	873	516
Available-for-sale	9,774	19,046	16,155	8,861	23,890	3,167	80,893	30,743
Loans and receivables	5	-	-	365	3,728	390	4,488	3,707

Long positions	17,471	36,395	43,473	11,555	50,104	5,626	164,624	53,585

Of which US agencies	-	5,380	-	-	21,566	-	26,946	24,828

Short positions (HFT)	(1,538)	(10,658)	(11,355)	(1,036)	(1,595)	(798)	(26,980)	(17)

Available-for-sale
Gross unrealised gains	1,007	1,092	1,187	110	660	120	4,176	764
Gross unrealised losses	-	(1)	(14)	(509)	(1,319)	(4)	(1,847)	(1,817)

Key points

•
HFT: UK and US government bonds, and US agency ABS decreased reflecting sales following an increase in yields, continued focus on balance sheet reduction and capital management in Markets. The decrease in other government bonds primarily comprises reductions in Japanese, French, Belgian and Canadian bonds, partially offset by an increase in German bonds. Short positions in German and Japanese government bonds increased reflecting focus on reduction in net exposure.

•
AFS: Government securities, primarily US, UK and German, decreased by £11.2 billion reflecting Group Treasury's liquidity portfolio management. Holdings in bank issuances fell by £2.7 billion due to maturities and amortisations. The decrease in financial institution securities, of £3.9 billion, primarily related to ABS (£1.4 billion CLO in Non-Core and £1.6 billion Dutch RMBS), due to disposals, maturities and buy backs. This was partially offset by build up of securities (£0.9 billion), primarily US agency securities in US Retail and Commercial. The reduction includes £7.2 billion related to Direct Line Group, not included at 30 September 2013 as it is an associate.

•
AFS gross unrealised gains and losses: UK Government decrease of £0.7 billion reflects exposure reduction and impact of rating downgrade. A US Government decrease of £0.6 billion also reflects exposure reduction as well as the impact of expectations of tapering of the liquidity programme by the US Federal Reserve. The reduction in bank and other financial institutions securities reflected maturities, disposals and market movements.

Credit risk (continued)

Derivatives
The table below analyses the fair value of the Group's derivatives by type of contract. Master netting arrangements in respect of mark-to-market (mtm) positions and collateral shown below do not result in a net presentation in the Group's balance sheet under IFRS.

	30 September 2013			31 December 2012
	Notional (1)	Assets	Liabilities	Notional (1)	Assets	Liabilities
	£bn	£m	£m	£bn	£m	£m

Interest rate (2)	37,411	248,609	237,127	33,483	363,454	345,565
Exchange rate	5,117	63,852	67,944	4,698	63,067	70,481
Credit	357	7,793	7,678	553	11,005	10,353
Equity and commodity	87	3,404	6,716	111	4,392	7,941

		323,658	319,465		441,918	434,340
Counterparty mtm netting		(271,828)	(271,828)		(373,906)	(373,906)

		51,830	47,637		68,012	60,434
Cash collateral		(26,240)	(21,171)		(34,099)	(24,633)
Securities collateral		(5,564)	(5,082)		(5,616)	(8,264)

		20,026	21,384		28,297	27,537

Notes:

(1)
Includes exchange traded contracts of £2,399 billion (31 December 2012 - £2,497 billion), principally interest rate. Trades are margined daily hence carrying values were insignificant: assets - £75 million (31 December 2012 - £41 million) and liabilities - £293 million (31 December 2012 - £255 million).

(2)
Interest rate notional includes £22,580 billion (31 December 2012 - £15,864 billion) in respect of contracts with central clearing counterparties to the extent related assets and liabilities are offset.

Key points

•
Net exposure after taking into account mtm and collateral netting arrangements, decreased by 29% (liabilities decreased by 22%) due to lower derivative fair values, driven by upward shifts in interest rate yields and continued use of trade compression cycles. This was partially offset by increased trade volumes, primarily during the first half of the year and weakening of sterling against the euro year-to-date.

•
Interest rate contracts fair value decreased due to significant upward shifts in major yield curves, as expectations of US Federal Reserve tapering of quantitative easing heightened during the first half of 2013 and continued in the third quarter. Continued participation in trade compression cycles contributed to a further reduction in exposures. This was partially offset by an increase in trade volumes, which also resulted in an increase in notional balances.

•
The increase in notional and asset fair values of exchange rate contracts reflected increased trade volumes and exchange rate movements. The decrease in liabilities was due to the impact of foreign exchange movements.

•
The decrease in credit derivative notional and fair values was driven by increased use of trade compression cycles and novation of certain trades in Markets in line with the Group's risk reduction strategy, primarily in the first half of the year. Tightening of credit spreads also contributed to the decrease in fair value.

•	Exchange rate movements, sales and reduction in trade volumes contributed to the decrease in equity contracts.

Market risk

Value-at-risk(VaR)
For a description of the Group's basis of measurement and methodologies, refer to pages 243 to 247 of the Group's 2012 Annual Report and Accounts.

	Nine months ended								Year ended
	30 September 2013				30 September 2012				31 December 2012
	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum	Average	Period end	Maximum	Minimum
Trading VaR	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Interest rate	38.8	32.8	78.2	24.6	63.7	44.8	95.7	43.6	62.6	75.6	95.7	40.8
Credit spread	66.5	44.9	86.8	44.9	69.4	67.2	94.9	44.9	69.2	74.1	94.9	44.9
Currency	9.5	7.6	20.6	4.3	11.4	8.9	21.3	5.3	10.3	7.6	21.3	2.6
Equity	6.3	4.5	12.8	4.2	6.3	8.2	12.5	3.3	6.0	3.9	12.5	1.7
Commodity	1.0	0.6	3.7	0.3	1.9	2.7	6.0	0.9	2.0	1.5	6.0	0.9
Diversification (1)		(31.3)				(40.8)				(55.4)

Total	86.1	59.1	118.8	54.5	99.0	91.0	137.0	66.5	97.3	107.3	137.0	66.5

Core	70.7	46.3	104.6	44.2	74.2	69.4	118.0	47.4	74.6	88.1	118.0	47.4
Non-Core	20.5	17.6	24.9	17.5	32.3	26.5	41.9	22.1	30.1	22.8	41.9	22.0

CEM (2)	62.7	42.8	85.4	40.1	77.7	74.3	84.2	73.3	78.5	84.9	86.0	71.7

Total (excluding CEM)	41.2	26.7	60.4	25.4	46.4	46.6	76.4	32.2	47.1	57.6	76.4	32.2

Notes:

(1)
The Group benefits from diversification as it reduces risk by allocating positions across various financial instrument types, currencies and markets. The extent of diversification benefit depends on the correlation between the assets and risk factors in the portfolio at a particular time.

(2)	For a description of counterparty exposure management (CEM) activities, refer to page 248 of the Group's 2012 Annual Report and Accounts.

Market risk (continued)

Key points

•
The Group's interest rate VaR was lower in the first nine months of 2013 than in the comparative period in 2012. VaR fell during H1 2013 reflecting de-risking by a number of Markets businesses and an extension to the scope of valuation adjustments captured in VaR in March 2013 by counterparty exposure management. VaR increased during July and August as a number of Markets businesses repositioned their exposures, although this was partially offset by hedging against certain valuation adjustments. In mid-September, VaR increased further with some significant client transactions and fell again once hedging was complete.

•
The period end and average credit spread VaR were lower in the first nine months of 2013 than in the same period in 2012. Towards the end of Q2 2013 the credit spread VaR fell as a number of Markets businesses reduced and repositioned their exposures after the US Federal Reserve indicated the possibility of tapering of its bond-buying programme in 2013. The credit spread VaR fell throughout Q3 2013 as Markets gradually reduced its asset-backed securities inventory.

Non-trading VaR
The average VaR for the Group's non-trading portfolio, predominantly comprising available-for-sale portfolios in Markets and Non-Core was £10.0 million for the first nine months of 2013 compared with £12.6 million in the same period in 2012. Changes to the call assumptions on some Dutch residential mortgage-backed securities implemented in March 2013 extended their weighted average life and as a result the period end VaR at 30 June 2013 increased to £12.3 million. During Q3, as the issuer bought back some of these securities, the period end VaR at 30 September 2013 fell to £7.1 million (31 December 2012 - £9.5 million).

Other portfolios
The structured credit portfolio in Non-Core is measured on a notional and fair value basis because of its illiquid nature. Notional and fair value decreased to £1.0 billion and £0.8 billion respectively (Q4 2012 - £2.0 billion and £1.5 billion), reflecting the sale of underlying assets from collateralised debt obligations and legacy multi-seller conduits.

Country risk
Country risk is the risk of material losses arising from significant country-specific events such as sovereign events (defaults or restructurings); economic events (contagion of sovereign default to other parts of the economy, cyclical economic shock); political events (transfer or convertibility restrictions, expropriation or nationalisation); and conflict.

Overview
Comments below relate to trends over the nine months to 30 September 2013, unless stated otherwise.

•
Balance sheet and off-balance sheet exposure to most countries shown in the summary tables declined across all broad product categories despite the appreciation of the euro by 2.6%, as the Group maintained a cautious stance and many clients reduced debt levels. Non-Core lending declined further, reflecting prepayments, amortisation and the Group's risk reduction strategy.

•
Total eurozone balance sheet exposure declined by £33.7 billion or 20% to £132.2 billion, caused mostly by significant reductions in liquidity held with the Bundesbank and bank derivative exposures. Most of the latter reductions related to counterparties in the Netherlands, France and Germany. The Group nearly halved its European credit default swaps positions to reduce risks and capital requirements in line with strategic plans through participation in trade compression cycles, novations and maturities.

•	Eurozone periphery balance sheet exposure decreased by £3.8 billion to £55.3 billion.
○
Ireland - repo and derivatives exposures, largely to banks and other financial institutions, decreased by £0.4 billion and £0.3 billion respectively. Gross derivatives exposure declined significantly as a major counterparty novated trades to a UK subsidiary.

○
Spain - the fair value of Group Treasury's AFS securities, mainly covered bonds, increased by £0.5 billion due to narrowing of credit spreads and higher prices. Lending decreased by £1.0 billion, half of which was in Non-Core and primarily in the commercial real estate and construction sectors. Bank derivatives declined by £0.5 billion due to reduced customer demand.

	○	Italy - the £2.0 billion decrease in exposures reflected reductions in off-balance sheet exposure to the electricity and insurance sectors, derivatives with corporates and banks, and debt securities.
	○	Portugal - there were further reductions in lending to the telecommunications and transport sectors and in derivatives exposure to banks.
○
Greece - exposure decreased by £0.2 billion, caused by reductions in lending and derivatives. The remaining exposure mostly comprised collateralised derivatives exposure to banks and corporate lending, including exposure to local subsidiaries of international companies.

•	Germany - exposure decreased principally owing to a reduction in the significant liquidity held with the central bank, as part of the Group's asset and liability management.

•
Japan - exposure decreased by £6.2 billion. Net HFT and AFS government bonds reduced by £3.5 billion and £0.6 billion respectively, and derivatives exposure, largely to banks, decreased by £1.7 billion. This reflected depreciation of the yen, lower trading flows and a reduction in derivatives bond collateral.

•
China - lending and off-balance sheet exposure to banks increased by £1.5 billion and £0.5 billion respectively, as customer demand grew. Derivatives exposure to public sector entities decreased by £0.6 billion, owing to fluctuations in short-term hedging by clients.

•
Funding mismatches - material estimated funding mismatches at risk of redenomination at 30 September 2013 were: Ireland £8.5 billion (31 December 2012 - £9.0 billion) and Spain £4.0 billion (31 December 2012 - £4.5 billion). The net positions for Italy (31 December 2012 - £1.0 billion), Portugal, Greece and Cyprus were all minimal.

Country risk: Summary tables
	30 September 2013
	Lending
									Debt securities
	Govt								AFS		Net						Gross
		Central banks	Other banks	Other FI	Corporate	Personal	Total lending	Of which Non-Core	and LAR	HFT (net)	Derivatives	Repos	Balance sheet	Off- balance sheet	Total exposure	CDS notional less fair value	Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	40	78	83	999	17,614	17,871	36,685	9,845	271	304	1,440	175	38,875	2,982	41,857	(161)	3,475	7,907
Spain	-	-	1	10	3,348	327	3,686	2,256	5,385	141	1,273	-	10,485	1,610	12,095	(394)	4,320	3,203
Italy	-	22	17	232	1,242	25	1,538	792	539	388	1,963	-	4,428	1,986	6,414	(647)	7,862	-
Portugal	-	-	1	-	213	6	220	208	192	35	420	-	867	241	1,108	(102)	496	26
Greece	-	3	1	1	115	14	134	59	-	-	267	-	401	26	427	1	495	-
Cyprus	-	-	-	-	223	12	235	112	-	3	29	-	267	31	298	-	45	51
Germany	-	8,448	500	157	3,056	87	12,248	2,388	5,877	3,093	8,178	469	29,865	6,804	36,669	(790)	40,009	8,759
Netherlands	13	1,083	531	1,188	3,919	23	6,757	1,403	5,614	713	7,071	73	20,228	10,638	30,866	(679)	17,219	2,901
France	418	-	1,910	131	1,938	77	4,474	982	1,768	3,050	5,826	506	15,624	9,255	24,879	(1,459)	33,301	15,955
Luxembourg	-	16	47	995	1,915	4	2,977	749	57	48	1,319	147	4,548	2,538	7,086	(56)	2,554	5,386
Belgium	-	-	86	157	382	20	645	241	438	(76)	2,525	31	3,563	1,427	4,990	(135)	3,593	1,367
Other	92	-	12	45	682	15	846	84	502	489	1,151	15	3,003	1,165	4,168	(169)	3,952	1,073

Other countries
Japan	-	610	331	136	625	17	1,719	60	753	1,417	1,152	198	5,239	348	5,587	(51)	8,412	16,298
India	-	60	1,150	14	1,942	72	3,238	78	580	216	110	-	4,144	771	4,915	(53)	232	91
China	-	144	2,292	171	547	34	3,188	27	128	15	267	64	3,662	1,239	4,901	2	267	3,796
South Korea	-	6	695	62	634	1	1,398	-	131	144	245	31	1,949	699	2,648	166	522	1,098
Brazil	-	-	1,107	-	112	3	1,222	57	-	313	43	-	1,578	160	1,738	33	74	-
Russia	-	42	646	2	507	48	1,245	45	154	7	21	-	1,427	232	1,659	(144)	21	2
Turkey	72	119	89	41	869	15	1,205	134	76	22	108	-	1,411	342	1,753	(31)	153	510

Note:

(1)
These tables show the Group's exposure, by country of incorporation of the counterparty, at 30 September 2013, except exposures to individuals and governments which are shown by country of residence. Countries shown are those where the Group's balance sheet exposure (as defined in this section) to counterparties incorporated (or individuals residing) within them exceeded £1 billion and countries had ratings of A+ or below from Standard and Poor's, Moody's or Fitch at 30 September 2013, as well as selected eurozone countries. The exposures are stated before taking into account risk mitigants, such as guarantees, insurance or collateral (with the exception of reverse repos) which may have been put in place to reduce or eliminate exposure to country risk events. Exposures relating to ocean-going vessels are not included as they cannot be meaningfully assigned to specific countries from a country risk perspective. For a description of the governance, monitoring and management of the Group's country risk framework and definitions, refer to pages 254 and 255 of the Group's 2012 Annual Report and Accounts.

Country risk: Summary tables (continued)
	31 December 2012
	Lending
									Debt securities
	Govt				Corporate	Personal					Net					CDS notional	Gross
		Central banks	Other banks	Other FI			Total lending	Of which Non-Core	AFS and LAR	HFT(net)	Derivatives	Repos	Balance sheet	Off-balance sheet	Total exposure	less fair value	Derivatives	Repos
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m

Eurozone
Ireland	42	73	98	532	17,921	17,893	36,559	9,506	424	363	1,692	579	39,617	2,958	42,575	(137)	17,066	7,994
Spain	-	6	1	59	4,260	340	4,666	2,759	4,871	503	1,754	-	11,794	1,624	13,418	(375)	5,694	610
Italy	9	21	200	218	1,392	23	1,863	900	977	630	2,297	-	5,767	2,616	8,383	(492)	9,597	3
Portugal	-	-	-	-	336	7	343	251	180	35	514	-	1,072	258	1,330	(94)	618	26
Greece	-	7	-	1	179	14	201	68	-	1	360	-	562	27	589	(4)	623	-
Cyprus	-	-	-	2	274	15	291	121	-	4	35	-	330	47	377	-	54	15
Germany	-	20,018	660	460	3,756	83	24,977	2,817	9,263	3,500	9,476	323	47,539	7,294	54,833	(1,333)	57,202	8,407
Netherlands	7	1,822	496	1,785	3,720	26	7,856	2,002	7,800	647	9,089	354	25,746	11,473	37,219	(1,470)	23,957	10,057
France	494	9	2,498	124	2,426	71	5,622	1,621	2,242	3,581	7,422	450	19,317	9,460	28,777	(2,197)	44,920	14,324
Luxembourg	-	13	99	717	1,817	4	2,650	973	59	192	1,462	145	4,508	2,190	6,698	(306)	3,157	5,166
Belgium	-	-	186	249	414	22	871	368	844	564	3,140	50	5,469	1,308	6,777	(233)	4,961	1,256
Other	126	-	19	90	856	14	1,105	88	576	666	1,737	11	4,095	1,269	5,364	(194)	6,029	2,325

Other countries
Japan	-	832	315	193	319	15	1,674	123	1,548	4,890	2,883	199	11,194	622	11,816	(70)	13,269	16,350
India	-	100	1,021	48	2,628	106	3,903	170	683	391	64	-	5,041	914	5,955	(43)	167	108
China	2	183	829	48	585	29	1,676	33	201	61	903	94	2,935	739	3,674	50	903	3,833
South Korea	-	22	771	71	289	2	1,155	2	144	163	221	30	1,713	704	2,417	(60)	616	449
Brazil	-	-	950	-	125	3	1,078	60	14	582	73	-	1,747	189	1,936	393	85	-
Russia	-	53	848	14	494	55	1,464	56	160	249	23	-	1,896	391	2,287	(254)	23	-
Turkey	115	163	82	94	928	12	1,394	258	56	125	93	-	1,668	481	2,149	(36)	114	449

Risk factors

The principal risks and uncertainties facing the Group are unchanged from those disclosed on pages 503 to 515 of the 2012 Annual Report & Accounts (the 2012 R&A), however the operational, legal and regulatory landscape in which the Group operates has continued to evolve since the 2012 R&A was approved and since the 2013 Interim Results were approved in August. Set out in further detail below is the Summary of our Principal Risks and Uncertainties. The Group is amending the risk factor relating to the execution of its strategic plan (see below) as a result of the actions being announced today.

Summary of our Principal Risks and Uncertainties
Set out below is a summary of certain risks which could adversely affect the Group. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. The summary should be read in conjunction with the Risk and balance sheet management section on pages 107 to 293 of the 2012 R&A, which also includes a fuller description of these and other risk factors.

●
The Group's businesses, earnings and financial condition have been and will continue to be negatively affected by global economic conditions, the instability in the global financial markets and increased competition and political risks including proposed referenda on Scottish independence and UK membership of the EU. Together with a perceived increased risk of default on the sovereign debt of certain European countries and unprecedented stresses on the financial system within the Eurozone, these factors have resulted in significant changes in market conditions including interest rates, foreign exchange rates, credit spreads, and other market factors and consequent changes in asset valuations.

●
The actual or perceived failure or worsening credit of the Group's counterparties or borrowers and depressed asset valuations resulting from poor market conditions have adversely affected and could continue to adversely affect the Group.

●
The Group's ability to meet its obligations including its funding commitments depends on the Group's ability to access sources of liquidity and funding. The inability to access liquidity and funding due to market conditions or otherwise could adversely affect the Group's financial condition. Furthermore, the Group's borrowing costs and its access to the debt capital markets and other sources of liquidity depend significantly on its and the UK Government's credit ratings.

●
The Group is subject to a number of regulatory initiatives which may adversely affect its business, including the UK Government's implementation of the final recommendations of the Independent Commission on Banking's final report on competition and structural reforms in the UK banking industry the US Federal Reserve's proposal for applying US capital, liquidity and enhanced prudential standards to certain of the Group's US operations.

●
The Group's business performance, financial condition and capital and liquidity ratios could be adversely affected if its capital is not managed effectively or as a result of changes to capital adequacy and liquidity requirements, including those arising out of Basel III implementation (globally or by European or UK authorities), or if the Group is unable to issue Contingent B Shares to HM Treasury under certain circumstances.

Summary of our Principal Risks and Uncertainties (continued)

●
As a result of the UK Government's majority shareholding in the Group it can, and in the future may decide to, exercise a significant degree of influence over the Group including on dividend policy, modifying or cancelling contracts or limiting the Group's operations. The offer or sale by the UK Government of all or a portion of its shareholding in the company could affect the market price of the equity shares and other securities and acquisitions of ordinary shares by the UK Government (including through conversions of other securities or further purchases of shares) may result in the delisting of the Group from the Official List.

●
The Group or any of its UK bank subsidiaries may face the risk of full nationalisation or other resolution procedures and various actions could be taken by or on behalf of the UK Government, including actions in relation to any securities issued, new or existing contractual arrangements and transfers of part or all of the Group's businesses.

●
The Group is subject to substantial regulation and oversight, and any significant regulatory or legal developments could have an adverse effect on how the Group conducts its business and on its results of operations and financial condition. In addition, the Group is, and may be, subject to litigation and regulatory investigations that may impact its business, results of operations and financial condition.

●	The Group could fail to attract or retain senior management, which may include members of the Group Board, or other key employees, and it may suffer if it does not maintain good employee relations.

●	Operational and reputational risks are inherent in the Group's businesses.

●
The value of certain financial instruments recorded at fair value is determined using financial models incorporating assumptions, judgements and estimates that may change over time or may ultimately not turn out to be accurate.

●
Any significant developments in regulatory or tax legislation could have an effect on how the Group conducts its business and on its results of operations and financial condition, and the recoverability of certain deferred tax assets recognised by the Group is subject to uncertainty.

●
The Group may be required to make contributions to its pension schemes and government compensation schemes, either of which may have an adverse impact on the Group's results of operations, cash flow and financial condition.

The Group is amending the risk factor relating to its ability to execute its strategic plan as a result of the new actions being announced today.

The Group's ability to implement its new strategic plan and achieve its capital goals depends on the success of the Group's refocus on its core strengths and its plans to further strengthen its balance sheet and capital position
Since the global economic and financial crisis that began in 2008 and the changed global economic outlook, the Group has been engaged in a financial and core business restructuring which focused on achieving appropriate risk-adjusted returns under these changed circumstances, reducing reliance on wholesale funding and lowering exposure to capital-intensive businesses. A key part of the restructuring programme announced in February 2009 was to run-down and sell the Group's non-core assets and businesses and the continued review of the Group's portfolio to identify further disposals of certain non-core assets and businesses. Assets identified for this purpose and allocated to the Group's Non-Core division totalled £258 billion, excluding derivatives, at 31 December 2008. By 30 September 2013, this total had reduced to £37.3 billion (31 December 2012 - £57.4 billion), excluding derivatives, as further progress was made in business disposals and portfolio sales during the course of 2013. This balance sheet reduction programme continues alongside the disposals under the State Aid restructuring plan approved by the European Commission. During 2012 the Group implemented changes to its wholesale banking operations, including the reorganisation of its wholesale businesses and the exit and downsizing of selected existing activities (including cash equities, corporate banking, equity capital markets, and mergers and acquisitions).

During Q3 2013, the Group has worked with HM Treasury as part of its assessment of the merits of creating an external "bad bank" to hold certain assets of the Group. Although the review concluded that the establishment of an external "bad bank" was not in the best interests of all stakeholders, the Group has committed to take a series of actions to further de-risk its business and strengthen its capital position. These actions include:

●
The creation of an internal "bad bank" to manage the run-down of problem assets projected to be £38 billion by the end of 2013, with the goal of removing  55-70% of these assets over the next two years with a clear aspiration to remove all these assets from the balance sheet in three years; and

●	Lifting our capital targets including by:
○
accelerating the divestment of Citizens, the Group's US banking subsidiary, with a partial initial public offering now planned for 2014, and full divestment of the business intended by the end of 2016;

	○	intensifying management actions to reduce risk weighted assets.

In addition to the actions above, the Group has also announced today that it is undertaking a full review of the Group's Customer-facing businesses, IT and operations and its organisational and decision-making structures to develop detailed plans on how the Group can realign its cost base with a target of reducing our cost:income percentage into the mid 50s, down from 65% currently. The outcome of this review will be announced at the time of the Group's 2013 year-end results in February 2014 The outcome of such review could result in additional actions to those identified above, including asset sales, restructuring of businesses and other similar actions.

Because the ability to dispose of businesses and assets and the price achieved for such disposals will be dependent on prevailing economic and market conditions, which remain volatile, there is no assurance that the Group will be able to sell or run-down (as applicable) the businesses it has planned to sell or exit or asset portfolios it is seeking to sell either on favourable economic terms to the Group or at all. Material tax or other contingent liabilities could arise on the disposal or run-down of assets or businesses and there is no assurance that any conditions precedent agreed will be satisfied, or consents and approvals required will be obtained in a timely manner, or at all. There is consequently a risk that the Group may fail to complete such disposals within time frames envisaged by the Group.

The Group may be exposed to deteriorations in businesses or portfolios being sold between the announcement of the disposal and its completion, which period may be lengthy and may span many months. In addition, the Group may be exposed to certain risks, including risks arising out of ongoing liabilities and obligations, breaches of covenants, representations and warranties, indemnity claims, transitional services arrangements and redundancy or other transaction related costs.

The occurrence of any of the risks described above could negatively affect the Group's ability to implement its new strategic plan and achieve its capital targets and could have a material adverse effect on the Group's business, results of operations, financial condition and cash flows.

Additional information

Share information

	30 September 2013	30 June 2013	31 December 2012

Ordinary share price	359.9p	273.5p	324.5p

Number of ordinary shares in issue	6,186m	6,121m	6,071m

Statutory results
Financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 ('the Act'). The statutory accounts for the year ended 31 December 2012 have been filed with the Registrar of Companies. The report of the auditor on those statutory accounts was unqualified, did not draw attention to any matters by way of emphasis and did not contain a statement under section 498(2) or (3) of the Act.

The Q3 2013 results have not been audited or reviewed by the auditors.

Financial calendar

2013 annual results	27 February 2014

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 1 November 2013

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary